Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276851

Moleculin Biotech, Inc.

14,089,672 Shares of Common Stock
Issuable upon Exercise of Outstanding Warrants

This prospectus relates to the resale, from time to time, by the selling shareholders identified in this prospectus under the caption “Selling Shareholders,” of up to 14,089,672 shares of our common stock issuable upon exercise of certain outstanding common stock purchase warrants issued to the selling stockholders.

We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of shares of common stock by the selling shareholders. We will receive proceeds from any cash exercise of the warrants, which, if exercised in cash with respect to all of the 14,089,672 shares of common stock offered hereby, would result in gross proceeds to us of a maximum of approximately $9.0 million; however, we cannot predict when and in what amounts or if the warrants will be exercised and it is possible that the warrants may expire and never be exercised, in which case we would not receive any cash proceeds.

The selling shareholders may sell the shares of our common stock offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under the caption “Plan of Distribution.” The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Our common stock is listed on the NASDAQ Capital Market under the symbol “MBRX.” On February 1, 2024, the last sale price for our common stock as reported on the NASDAQ Capital Market was $0.52 per share. There is no established public trading market for the warrants, and we do not expect a market to develop. In addition, we do not intend to apply for a listing of the warrants on any national securities exchange.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” appearing on page 5 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 12, 2024

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ABOUT THIS PROSPECTUS

This prospectus relates to the resale by the selling shareholders identified in this prospectus under the caption “Selling Shareholders,” from time to time, of up to an aggregate of 14,089,672 shares of our common stock issuable upon exercise of certain outstanding common stock purchase warrants. We are not selling any shares of our common stock under this prospectus, and we will not receive any proceeds from the sale of shares of common stock offered hereby by the selling shareholders, although we will receive cash from the exercise of the outstanding common stock purchase warrants.

You should read this prospectus, any documents that we incorporate by reference in this prospectus and the information below under the caption “Where You Can Find More Information” and “Incorporation By Reference” before making an investment decision. You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference herein. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation.

You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

The distribution of this prospectus and the issuance of the securities in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the issuance of the securities and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus carefully, including the “Risk Factors” section in this prospectus and under similar captions in the documents incorporated by reference into this prospectus. The terms the “Company”, “our”, or “we” refer to Moleculin Biotech, Inc. and its subsidiaries.

Overview

We are a clinical stage pharmaceutical company with a growing pipeline, including Phase 2 clinical programs for hard-to-treat cancers and viruses. We have three core technologies, each of which have had one or more drugs successfully complete a Phase 1 clinical trial (subject to publishing final Clinical Study Report), based substantially on discoveries made at and licensed from MD Anderson Cancer Center (MD Anderson) in Houston, Texas. Three of our six drug candidates have shown human activity in clinical trials and are currently in Phase 1b/2 or Phase 2 clinical trials. Since our inception, our drugs have completed, are currently in, or have received approval to proceed in eleven clinical trials.

Our core technologies consist of the following: a) Annamycin or L-Annamycin is a “next generation” anthracycline designed to be different than currently approved anthracyclines, which are limited in utility because of cardiotoxicity risks and their susceptibility to multidrug resistance mechanisms. Annamycin was designed to avoid multidrug resistance and to be non-cardiotoxic and has shown no cardiotoxicity in subjects treated in clinical trials to date. Furthermore, we have demonstrated safe dosing beyond the dose limitations imposed by regulatory authorities upon currently prescribed anthracyclines due to their inherent cardiotoxicity; b) our WP1066 Portfolio, which includes WP1066 and WP1220, two of several Immune/Transcription Modulators in the portfolio designed to inhibit p-STAT3 (phosphorylated signal transducer and activator of transcription 3) among other transcription factors associated with tumor activity, while also stimulating a natural immune response to tumors by inhibiting the errant activity of Regulatory T-Cells (TRegs); and c) our WP1122 Portfolio, which contains compounds (including WP1122, WP1096, and WP1097) designed to exploit the potential uses of inhibitors of glycolysis such as 2-deoxy-D-glucose (2-DG), which we believe may provide an opportunity to cut off the fuel supply of tumors by taking advantage of their high level of dependence on glucose in comparison to healthy cells, as well as viruses that depend upon glycolysis and glycosylation to infect and replicate.

December 2023 Offering

On December 20, 2023, we entered into Securities Purchase Agreements (the “December Purchase Agreement”) with an institutional investor and several of our executive officers, advisors, and a member of our board of directors (collectively, the “Investors”) for the sale of: (i) 3,602,253 shares (the “Shares”) of our common stock, par value $0.001 per share, and (ii) pre-funded warrants to purchase 3,442,583 shares of common stock in lieu thereof (the “Pre-Funded Warrants”) in a registered direct offering (the “December Offering”). In a concurrent private placement (the “Private Placement”), we also sold to the Investors unregistered warrants to purchase up to an aggregate of 14,089,672 shares of common stock (the “Common Warrants”). The combined purchase price of one share of common stock (or Pre-Funded Warrant in lieu thereof) and accompanying Common Warrant was $0.64 for the institutional investor, and $0.69 for the executive officers, employees, advisors and the member of our board of directors who participated in the December Offering. The December Offering closed on December 26, 2023. The gross proceeds to us from the December Offering were approximately $9.0 million, before deducting placement agent fees and other offering expenses, and excluding the proceeds, if any, from the exercise of the Warrants.

Subject to certain ownership limitations, each of the Common Warrants will become exercisable on the effective date of such stockholder approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market with respect to issuance of all of the Common Warrants and the common stock upon the exercise thereof. Subject to certain ownership limitations, each Common Warrant will have an exercise price of $0.64 per share, expire five years from the date of stockholder approval and will become exercisable beginning on the effective date of stockholder approval for the shares issuable upon the exercise of the Common Warrants.

Pursuant to the December Purchase Agreement, we agreed to file a registration statement with the SEC registering the resale of the shares underlying the Common Warrants as soon as practicable and in any event within 45 calendar days of the date of the December Purchase Agreement.

On December 20, 2023, we entered into a placement agency agreement with Maxim Group LLC (the “Placement Agent”) (the “Placement Agreement”), pursuant to which we agreed to pay the Placement Agent an aggregate fee equal to 7% of the aggregate gross proceeds received by us from the sale of the securities in the Offering and Private Placement. We also agreed to reimburse the Placement Agent for up to $85,000 for the Placement Agent’s legal fees and expenses.

Corporate Information

Our principal executive offices are located at 5300 Memorial Drive, Suite 950, Houston, Texas 77007. Our website address is www.moleculin.com. The information on or accessible through our website is not part of this prospectus supplement and the accompanying prospectus.

THE OFFERING

Shares of common stock offered by the selling shareholders	Up to 14,089,672 shares of our common stock issuable upon exercise of the Common Warrants.
Shares of common stock outstanding before this offering	29,810,443 shares of common stock
Shares of common stock outstanding after completion of this offering	47,502,368 shares of common stock, assuming full exercise of the Common Warrants
Use of proceeds	We will receive proceeds only upon any cash exercises of the Common Warrants, if any. See the caption “Use of Proceeds” in this prospectus.
Terms of this offering

The selling shareholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time on The NASDAQ Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

NASDAQ symbol

Our common stock is listed on the NASDAQ Capital Market under the symbol “MBRX”. There is no established public trading market for the Common Warrants, and a market will likely never develop. The Common Warrants are not and will not be listed for trading on the NASDAQ Capital Market, any other national securities exchange or other nationally recognized trading system.

Risk Factors

Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding whether to invest in our securities.

RISK FACTORS

Investing in our securities includes a high degree of risk. Prior to making a decision about investing in our securities, you should consider carefully the specific factors discussed below, together with all of the other information contained in this prospectus. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. This could cause the market price of our Common Stock to decline and could cause you to lose all or part of your investment.

Summary of Risk Factors:

Below is a summary of the principal factors that make an investment in our company speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below, after this summary, and should be carefully considered, together with other information in this prospectus and our other filings with the SEC before making an investment decision in our securities.

Risks Related to Regulatory Approval and the Development and Commercialization of our Drug Candidates

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We are developing our drugs to treat patients who are extremely or terminally ill, and patient deaths that occur in our clinical trials could negatively impact our business even if such outcomes are not shown to be related to our drugs.

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We are conducting important clinical trials in the US and Europe, and studies for additional countries in which to perform preclinical studies and clinical trials and the risks associated with conducting research and clinical trials abroad could materially adversely affect our business.

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There are limited suppliers for active pharmaceutical ingredients (API) used in in our drug candidates and we utilize a single source for such API for certain of our drug candidates. Problems with the third parties that manufacture the API used in our drug candidates may delay our clinical trials or subject us to liability.

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We cannot guarantee how long it will take regulatory agencies to review our applications for product candidates, and we may fail to obtain the necessary regulatory approvals to market our product candidates. If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates and our ability to generate revenue will be materially impaired.

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Delays in the commencement, enrollment and completion of clinical trials could result in increased costs to us and delay or limit our ability to obtain regulatory approval for any of our product candidates.

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We may expend significant resources to pursue certain product candidates for specific indications, and fail to capitalize on the potential of such product candidates for the potential treatment of other indications that may be more profitable or for which there is a greater likelihood of success.

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We have commenced clinical trials and have never submitted an NDA, and any product candidate we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

•	We may find it difficult to enroll subjects in our clinical trials, which could delay or prevent clinical trials of our product candidates.

•	A portion of our clinical development plan relies on physician-sponsored trials, which we do not control and which may encounter delays for reasons outside of our control.

•	If any of our drug product candidates are found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be harmed.

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Our product candidates may have undesirable side effects that may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

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Even if our product candidates receive marketing authorization from the FDA, if the FDA does not find the manufacturing facilities of our future contract manufacturers acceptable for commercial production, we may not be able to commercialize any of our product candidates.

•	We received ODD for Annamycin and WP1066, but even if either product candidate is approved and receives ODE, ODE may not effectively prevent approval of a competing product.

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The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and even if we obtain approval for a product candidate in one country or jurisdiction, we may never obtain approval for or commercialize it in any other jurisdiction, which would limit our ability to realize our full market potential.

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We have received Fast Track designation for one of our product candidates and may seek the same designation for one of more of our other product candidates. Even if we receive designation, such designation may not actually lead to a faster development or regulatory review or approval process. Fast Track designation may also be rescinded if the FDA believes the designation is no longer supported by data from our clinical development program.

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Interim or preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

•	We may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm our research and development activities.

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We, or our third-party manufacturers, may be unable to successfully scale-up manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing approved products, if any.

•	Any of our product candidates, if approved, may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

Risks Related to Our Intellectual Property

•	The composition of matter patent for Annamycin has expired, and other patents have not yet been issued, and may not be issued.

•	The intellectual property rights we have licensed from MD Anderson are subject to the rights of the US government.

•	We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

•	We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

•	If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

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If we breach any of the agreements under which we license patent rights or if we fail to meet certain development deadlines, pay certain fees including extension fees or exercise certain rights to technology, we could lose or fail to obtain license rights that are important to our business.

•	We will not be able to protect our intellectual property rights throughout the world.

Risks Relating to Our Business and Financial Condition

•	We will require additional funding, which may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, limit, reduce or cease our operations.

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Because successful development of our product candidates is uncertain, we are unable to estimate the actual amount of funding we will require to complete research and development and commercialize our products under development.

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We have commenced clinical trials, have a limited operating history and we expect a number of factors to cause our operating results to fluctuate on an annual basis, which may make it difficult to predict our future performance.

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Our ability to successfully commence and recruit subjects for a potential Phase 2 COVID-19 clinical trial of WP1122 is dependent upon our ability to locate a foreign jurisdiction for such a trial with a sufficient and certain patient population at the time of such trial.

•	We have in the past completed related party transactions that were not conducted on an arm’s length basis.

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We have never been profitable, we have no products approved for commercial sale, and to date we have not generated any revenue from product sales. As a result, our ability to reduce our losses and reach profitability is unproven, and we may never achieve or sustain profitability.

•	Our financial condition would be adversely impacted if our intangible assets become impaired.

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We have no sales, marketing or distribution experience and we will have to invest significant resources to develop those capabilities or enter into acceptable third-party sales and marketing arrangements.

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We may not be successful in establishing and maintaining development and commercialization collaborations, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

•	We face competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

•	We will need to expand our operations and increase the size of our company, and we may experience difficulties in managing growth.

•	We may not be able to manage our business effectively if we are unable to attract and retain key personnel and consultants.

•	We do not expect that our insurance policies will cover all of our business exposures thus leaving us exposed to significant uninsured liabilities.

•	We may incur penalties if we fail to comply with healthcare regulations.

•	We may not be able to recover from any catastrophic event affecting our suppliers.

•	Our business and operations would suffer in the event of third-party computer system failures, cyber-attacks on third-party systems or deficiency in our cyber security.

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The COVID-19 outbreak has delayed recruitment in our clinical trials and may continue or worsen, may affect the business of the FDA, EMA or other health authorities, which could result in delays in meetings related to our planned clinical trials and ultimately of reviews and approvals of our product candidates.

•	Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

•	We depend on our information technology and infrastructure so compromises could materially harm our ability to conduct business or delay our financial reporting.

•	We may be required to make significant payments under our license agreements with MD Anderson.

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New tax laws or regulations that are enacted or existing tax laws and regulations that are interpreted, modified, or applied adversely to us or our customers may have a material adverse effect on our business and financial condition.

Risks Relating to Our Common Stock

•	Our stock price has been and may continue to be volatile, which could result in substantial losses for investors.

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We are an early clinical stage biotechnology company and have incurred significant losses since our inception and we expect to incur losses for the foreseeable future. We have no products approved for commercial sale and may never achieve or maintain profitability, which could have an impact on finding additional financing.

•	Shares issuable upon the exercise of outstanding options or warrants may substantially increase the number of shares available for sale in the public market and depress the price of our common stock.

•	As a biotechnology company, we are at increased risk of securities class action litigation.

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If we are unable to maintain compliance with the listing requirements of The Nasdaq Capital Market, our common stock may be delisted from The Nasdaq Capital Market which could have a material adverse effect on our financial condition and could make it more difficult for you to sell your shares.

•	Failure to maintain our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

•	Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

•	If we fail to satisfy all applicable continued listing requirements of the Nasdaq Capital Market, including the $1.00 minimum closing bid price requirement, our common stock may be delisted from Nasdaq, which could have an adverse impact on the liquidity and market price of our common stock.

General Risks

•	Your ownership may be diluted if additional capital stock is issued to raise capital, to finance acquisitions or in connection with strategic transactions.

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Negative research about our business published by analysts or journalists could cause our stock price to decline. A lack of regularly published research about our business could cause trading volume or our stock price to decline.

•	Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

•	We have no intention of declaring dividends in the foreseeable future.

•	Certain provisions in our organizational documents could enable our board of directors to prevent or delay a change of control.

•	Shareholder activism could cause material disruption to our business.

The following risks and uncertainties should be carefully considered. If any of the following occurs, our business, financial condition or operating results could be materially harmed. An investment in our securities is speculative in nature, involves a high degree of risk and should not be made by an investor who cannot bear the economic risk of its investment for an indefinite period of time and who cannot afford the loss of its entire investment.

Risks Related to Regulatory Approval and the Development and Commercialization of our Drug Candidates

We are developing our drug candidates to treat patients who are extremely or terminally ill, and severe adverse outcomes, including patient deaths, that occur in our clinical trials could negatively impact our business even if such outcomes are not shown to be related to our drugs.

It is our intention to continue to develop our drug candidates focused on rare and deadly forms of cancer. Patients suffering from these diseases are extremely sick and have a high likelihood of experiencing adverse outcomes, including death, as a result of their disease or due to other significant risks including relapse of their underlying malignancies. Many patients have already received high-dose chemotherapy and/or radiation therapy, which are associated with their own inherent risks, prior to treatment with our drug candidates.

As a result, it is likely that we will observe severe adverse outcomes during our clinical trials for our drug candidates, including patient death. If a significant number of study subject deaths were to occur, regardless of whether such deaths are attributable to one of our drugs, our ability to obtain regulatory approval and/or achieve commercial acceptance for the related drug may be adversely impacted and our business could be materially harmed.

We are conducting important clinical trials in the US and Europe, and studies for additional countries in which to perform preclinical studies and clinical trials and the risks associated with conducting research and clinical trials abroad could materially adversely affect our business.

We have approved Clinical Trial Authorizations in Poland and Italy. Additionally, we are performing studies to determine if there are additional countries in which we should hold clinical and preclinical studies. Accordingly, we expect that we will be subject to additional risks related to operating in foreign countries, including:

•	differing regulatory requirements in foreign countries;

•	unexpected changes in price and exchange controls and other regulatory requirements;

•	increased difficulties in managing the logistics and transportation of collecting and shipping patient material;

•	import and export requirements and restrictions;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

There are limited suppliers for active pharmaceutical ingredients (API) used in in our drug candidates and we utilize a single source for such API for certain of our drug candidates. Problems with the third parties that manufacture the API used in our drug candidates may delay our clinical trials or subject us to liability.

We do not currently own or operate manufacturing facilities for clinical or commercial production of the API used in any of our product candidates. We have no experience in API manufacturing, and we lack the resources and the capability to manufacture any of the APIs used in our product candidates, on either a clinical or commercial scale. As a result, we rely on third parties to supply the API used in each of our product candidates. For our lead product candidate, Annamycin, we currently utilize a single source to manufacture API, and if we were to lose this supplier, it could cause delays while we located a new supplier. We expect to continue to depend on third parties to supply the API for our current and future product candidates and to supply the API in commercial quantities. We are ultimately responsible for confirming that the APIs used in our product candidates are manufactured in accordance with applicable regulations.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

•	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

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reduced control as a result of using third-party manufacturers for all aspects of manufacturing activities, including regulatory compliance and quality assurance. We do not have control over third party manufacturers’ compliance with these regulations and standards, but we may ultimately be responsible for any of their failures;

•	delays as a result of manufacturing problems or re-prioritization of projects at a third-party manufacturer;

•	our third-party manufacturers might be unable to formulate and manufacture our product candidates in the volume and of the quality required to meet our clinical and commercial needs, if any;

•	termination or non-renewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how or infringement of third-party intellectual property rights by our contract manufacturers; and

•	disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier.

Any of these events could lead to preclinical study and clinical trial delays or failure to obtain regulatory approval or affect our ability to successfully commercialize future products. Some of these events could be the basis for FDA or other regulatory authority action, including clinical holds, fines, injunctions, civil penalties, license revocations, recall, seizure, total or partial suspension of production, or criminal penalties.

In addition, our product candidates involve technically complex manufacturing processes, and even slight deviations at any point in the production process may lead to production failures and may cause the production of our product candidates to be disrupted, potentially for extended periods of time. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original contract manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. Furthermore, a contract manufacturer may possess technology related to the manufacture of our product candidate that such contract manufacturer owns independently. This would increase our reliance on such contract manufacturer or require us to obtain a license from such contract manufacturer in order to have another contract manufacturer manufacture our product candidates.

Third-party manufacturers may not be able to comply with applicable cGMP regulations or similar regulatory requirements outside the US. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed, including clinical holds, fines, injunctions, civil penalties, delays, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

In addition, if we are required to change contract manufacturers for any reason, we will be required to verify that the new contract manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new contract manufacturer could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers, and it may prove very difficult and time consuming to identify potential alternative manufacturers who could manufacture our product candidates. Accordingly, we may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

If our third-party drug suppliers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, we could be subject to certain product liability claims in the event such failure to comply resulted in defective products that caused injury or harm.

We cannot guarantee how long it will take regulatory agencies to review our applications for product candidates, and we may fail to obtain the necessary regulatory approvals to market our product candidates. If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates and our ability to generate revenue will be materially impaired.

Our business currently depends on the successful development and commercialization of our drug candidates. Our ability to generate revenue related to product sales, if ever, will depend on the successful development and regulatory approval of our drug candidates.

We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. The development of a product candidate and issues relating to its approval and marketing are subject to extensive regulation by the FDA in the United States and regulatory authorities in other countries, with regulations differing from country to country. We are not permitted to market our product candidates in the United States until we receive approval of a NDA from the FDA. We have not submitted any marketing applications for any of our product candidates.

NDAs must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. NDAs must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of a NDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed. If we submit a NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA. Regulators in other jurisdictions have their own procedures for approval of product candidates. Even if a product is approved, the FDA may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and Europe also have requirements for approval of drug candidates with which we must comply with prior to marketing in those countries. Obtaining regulatory approval for marketing of a product candidate in one country does not ensure that we will be able to obtain regulatory approval in any other country. In addition, delays in approvals or rejections of marketing applications in the United States, Europe or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, preclinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding our product candidates or other products. Also, regulatory approval for any of our product candidates may be withdrawn.

If we are unable to obtain approval from the FDA, or other regulatory agencies, for any of our product candidates, or if, subsequent to approval, we are unable to successfully commercialize our product candidates, we will not be able to generate sufficient revenue to become profitable or to continue our operations.

Any statements in this prospectus indicating that any of our drug candidates have demonstrated preliminary evidence of efficacy are our own and are not based on the FDA’s or any other comparable governmental agency’s assessment and do not indicate that such drug candidate will achieve favorable efficacy results in any later stage trials or that the FDA or any comparable agency will ultimately determine that such drug candidate is effective for purposes of granting marketing approval.

Delays in the commencement, enrollment and completion of clinical trials could result in increased costs to us and delay or limit our ability to obtain regulatory approval for any of our product candidates.

Delays in the commencement, enrollment and completion of clinical trials could increase our product development costs or limit the regulatory approval of our product candidates. We do not know whether any future trials or studies of our other product candidates will begin on time or will be completed on schedule, if at all. The start or end of a clinical trial is often delayed or halted due to changing regulatory requirements, manufacturing challenges, including delays or shortages in available drug product, required clinical trial administrative actions, slower than anticipated subject enrollment, changing standards of care, availability or prevalence of use of a comparative drug or required prior therapy, clinical outcomes or financial constraints. For instance, delays or difficulties in subject enrollment or difficulties in retaining trial participants can result in increased costs, longer development times or termination of a clinical trial. Clinical trials of a new product candidate require the enrollment of a sufficient number of subjects, including subjects who are suffering from the disease the product candidate is intended to treat and who meet other eligibility criteria. Rates of subject enrollment are affected by many factors, including the size of the patient population, the eligibility criteria for the clinical trial, that include the age and condition of the subjects and the stage and severity of disease, the nature of the protocol, the proximity of subjects to clinical sites and the availability of effective treatments and/or availability of investigational treatment options for the relevant disease.

A product candidate can unexpectedly fail at any stage of preclinical and clinical development. The historical failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables. The results from preclinical testing or early clinical trials of a product candidate may not predict the results that will be obtained in later phase clinical trials of the product candidate. We, the FDA or other applicable regulatory authorities may suspend clinical trials of a product candidate at any time for various reasons, including, but not limited to, a belief that subjects participating in such trials are being exposed to unacceptable health risks or adverse side effects, or other adverse initial experiences or findings. We may not have the financial resources to continue development of, or to enter into collaborations for, a product candidate if we experience any problems or other unforeseen events that delay or prevent regulatory approval of, or our ability to commercialize, product candidates, including:

•	inability to obtain sufficient funds required for a clinical trial;

•

inability to reach agreements on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical sites dropping out of a clinical trial;

•	time required to add new clinical sites;

•

negative or inconclusive results from our clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

•	serious and unexpected drug-related side effects experienced by subjects in our clinical trials or by individuals using drugs similar to our product candidates;

•	conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	delays in or inability to enroll research subjects in sufficient numbers or at the expected rate;

•	high drop-out rates and high fail rates of research subjects;

•	imposition of a clinical hold following an inspection of our clinical trial operations or trial sites by the FDA or foreign regulatory authorities;

•	delays or failures in obtaining required IRB approval;

•	inadequate supply or quality of product candidate components or materials or other supplies necessary for the conduct of our clinical trials;

•	failure to comply with GLP, GCP, cGMP or similar foreign regulatory requirements that affect the conduct of pre-clinical and clinical studies and the manufacturing of product candidates;

•	greater than anticipated clinical trial costs;

•	poor efficacy of our product candidates during clinical trials;

•	requests by regulatory authorities for additional data or clinical trials;

•	governmental or regulatory agency assessments of pre-clinical or clinical testing that differ from our interpretations or conclusions;

•	governmental or regulatory delays, or changes in approval policies or regulations; or

•	unfavorable FDA or other regulatory agency inspection and review of a clinical trial site or vendor.

We, the FDA, other regulatory authorities outside the United States, or an IRB may suspend a clinical trial at any time for various reasons, including if it appears that the clinical trial is exposing participants to unacceptable health risks or if the FDA or one or more other regulatory authorities outside the United States find deficiencies in our IND or similar application outside the United States or the conduct of the trial. If we experience delays in the completion of, or the termination of, any clinical trial of any of our product candidates, the commercial prospects of such product candidate will be harmed, and our ability to generate product revenues from such product candidate will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process, and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition, results of operations, cash flows and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We may expend significant resources to pursue certain product candidates for specific indications, and fail to capitalize on the potential of such product candidates for the potential treatment of other indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates for specific indications. Specifically, with regard to Annamycin, we are initially focusing our efforts on the treatment of AML and soft tissue sarcoma. As a result, we may forego or delay pursuit of opportunities with Annamycin or other product candidates for the treatment of other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. Furthermore, until such time as we are able to build a broader product candidate pipeline, if ever, any adverse developments with respect to our current product candidates would have a more significant adverse effect on our overall business than if we maintained a broader portfolio of product candidates.

We have commenced clinical trials and have never submitted an NDA, and any product candidate we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

Clinical failure can occur at any stage of our clinical development. Clinical trials may produce negative or inconclusive results, and our collaborators or we may decide, or regulators may require us, to conduct additional clinical trials or nonclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Success in preclinical studies and early clinical trials does not ensure that subsequent clinical trials will generate the same or similar results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in clinical trials, even after seeing promising results in earlier clinical trials. The commencement and completion of future clinical trials could be substantially delayed or prevented by several factors, including, but not limited to:

•	failure to reach agreement with the FDA or other regulatory agency requirements for clinical trial design or scope of the development program;

•	a limited number of, and competition for, suitable subjects with particular types of cancer and viruses for enrollment in our clinical trials;

•	delays or failures in reaching acceptable clinical trial agreement terms with CROs or clinical trial sites;

•	delays or inability to attract clinical investigators for trials;

•	clinical sites dropping out of a clinical trial;

•	time required to add new clinical sites;

•	failure of subjects to complete the clinical trial or inability to follow subjects adequately after treatment;

•	failures by, changes in our relationship with, or other issues at, CROs, vendors and investigators responsible for pre-clinical testing and clinical trials;

•	imposition of a clinical hold; and

•	unforeseen safety issues.

In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We may be unable to design and execute a clinical trial to support regulatory approval. Further, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts.

We may find it difficult to enroll subjects in our clinical trials, which could delay or prevent clinical trials of our product candidates.

•	severity of the disease under investigation;

•	design of the trial protocol and size of the patient population required for analysis of the trial’s primary endpoints;

•	size of the patient population;

•	eligibility criteria for the trial in question;

•	perceived risks and benefits of the product candidate being tested;

•	willingness or availability of subjects to participate in our clinical trials (including due to the COVID-19 pandemic);

•	proximity and availability of clinical trial sites for prospective subjects;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	availability of competing vaccines and/or therapies and related clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	our ability to obtain and maintain subject consents;

•	the risk that subjects enrolled in clinical trials will drop out of the trials before completion;

•	subject referral practices of physicians; and

•	ability to monitor subjects adequately during and after treatment.

Identifying and qualifying subjects to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit subjects to participate in testing our product candidates. If subjects are unwilling to participate in our trials because of the COVID-19 pandemic and restrictions on travel or healthcare institution policies, negative publicity from adverse events in the biotechnology industries, public perception of vaccine safety issues or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting subjects, conducting studies and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of the clinical trials altogether.

We may not be able to identify, recruit and enroll a sufficient number of subjects, or those with required or desired characteristics to achieve diversity in a clinical trial, or complete our clinical trials in a timely manner. Subject enrollment is affected by a variety factors including, among others:

We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible subjects to participate in the clinical trials required by regulatory agencies.

Even if we enroll a sufficient number of eligible subjects to initiate our clinical trials, we may be unable to maintain participation of these subjects throughout the course of the clinical trial as required by the clinical trial protocol, in which event we may be unable to use the research results from those subjects. If we have difficulty enrolling and maintaining the enrollment of a sufficient number of subjects to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business.

A portion of our clinical development plan relies on physician-sponsored trials, which we do not control and which may encounter delays for reasons outside of our control.

Our drug product candidate, WP1066, has been in two physician-sponsored Phase 1 clinical trials, one for adult GBM and another for pediatric brain tumors. Our drug product candidate, Annamycin, is currently in a physician-sponsored Phase 1b/2 clinical trial in Poland for the treatment of STS lung metastases. These physician-sponsored trials are an important part of our clinical development plan. Although we provide drug product and other minor supporting activities for these clinical trials, we are not otherwise directly involved in these physician-sponsored trials. As such, we are dependent on the institutions conducting the trials to proceed with such trials on a timely basis, and we have encountered unforeseen delays in our physician-sponsored trials. For example, in the first quarter of 2021, we were notified that the physician sponsoring our WP1066 trial in adult GBM was leaving MD Anderson and MD Anderson terminated that trial. While we are making arrangements to continue this research in additional physician-sponsored trials, research on WP1066 in adult GBM has been delayed. We can provide no assurance that we will not encounter future delays with our physician-sponsored trials.

If any of our drug product candidates are found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be harmed.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any clinical trials we or any of our potential future collaborators may conduct will demonstrate the consistent or adequate efficacy and safety that would be required to obtain regulatory approval and market any products. If we are unable to bring any of our drug candidates to market, or to acquire other products that are on the market or can be developed, our ability to create long-term stockholder value will be limited.

Our product candidates may have undesirable side effects that may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Significant adverse events caused by our product candidates or even competing products in development that utilize a common mechanism of action could cause us, an IRB or ethics committee, and/or regulatory authorities to interrupt, delay or halt clinical trials and could result in clinical trial challenges such as difficulties in subject recruitment, retention, and adherence, the denial of regulatory approval by the FDA or other regulatory authorities and potential product liability claims. Serious adverse events deemed to be caused by our product candidates could have a material adverse effect on the development of our product candidates and our business as a whole. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if any product candidates are approved, after the approved product has been marketed. In trials, both with prior developers and with ours using Annamycin, subjects have experienced adverse events. There can be no assurance that other adverse events may not emerge related to our drug. Additional or unforeseen side effects from Annamycin or any of our other product candidates could arise either during clinical development or, if approved, after the approved product has been marketed.

The range and potential severity of possible side effects from oncology therapies such as our drug candidates are significant. If any of our drug candidates cause undesirable or unacceptable side effects in the future, this could interrupt, delay or halt clinical trials and result in the failure to obtain or suspension or termination of marketing approval from the FDA and other regulatory authorities or result in marketing approval from the FDA and other regulatory authorities only with restrictive label warnings or other limitations.

If any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	we may be required to change instructions regarding the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we may be subject to limitations on how we may promote the product;

•	sales of the product may decrease significantly;

•	regulatory authorities may require us to take our approved product off the market;

•	we may be subject to litigation or product liability claims; and

•	our reputation may suffer.

Any of these events could prevent us or our potential future collaborators from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our products.

Even if our product candidates receive marketing authorization from the FDA, if the FDA does not find the manufacturing facilities of our future contract manufacturers acceptable for commercial production, we may not be able to commercialize our product candidates.

We are currently utilizing contract manufacturers for the production of the active pharmaceutical ingredients and the formulation of drug product candidates for our clinical trials. Additionally, even if our product candidates receive marketing authorization from the FDA, we do not intend to manufacture the approved pharmaceutical products. We do not currently have agreements for the commercial manufacture of Annamycin or any of our other product candidates and we may not be able to reach agreements with these or other contract manufacturers for sufficient commercial supplies of Annamycin if it is approved. Additionally, the facilities used by any contract manufacturer to manufacture any of our product candidates must be the subject of a satisfactory inspection before the FDA approves the product candidate manufactured at that facility. We are completely dependent on these third-party manufacturers for compliance with the requirements of US and non-US regulators for the manufacture of our products. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s cGMP requirements, and other requirements of any governmental agency whose jurisdiction to which we are subject, our product candidates will not be approved or, if already approved, may be subject to recalls or other negative actions. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured our product candidates, including:

•	the possibility that we are unable to enter into a manufacturing agreement with a third party to manufacture our product candidates;

•	the possible breach of the manufacturing agreements by the third parties because of factors beyond our control; and

•	the possibility of termination or nonrenewal of the agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer.

Any of these factors could cause the delay of approval or commercialization of our product candidates, cause us to incur higher costs or prevent us from commercializing our product candidates successfully. Furthermore, if any of our product candidates are approved and contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the government agencies that regulate our products.

We received ODD for Annamycin and WP1066, but even if either product candidate is approved and receives ODE, ODE may not effectively prevent approval of a competing product.

In 2017, we received notice that the FDA granted ODD for Annamycin for the treatment of AML and in 2020 we received notice that the FDA granted ODD for Annamycin for the treatment of soft tissue sarcomas. In February 2019, we received notice that the FDA granted ODD for WP1066 for the treatment of glioblastoma.

ODD from the FDA is available for drugs targeting diseases with less than 200,000 cases per year. ODD may enable market exclusivity of 7 years from the date of approval of a NDA in the United States. During that period the FDA generally could not approve another product containing the same drug for the same designated indication. Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Even if either Annamycin or WP1066 is approved and ODE is granted, we cannot know that the exclusivity will prevent approval of another product containing Annamycin and intended to treat AML or soft tissue sarcomas, or WP1066 and intended to treat glioblastoma, because any such subsequent product could be demonstrated to be clinically superior to Annamycin or WP1066.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and even if we obtain approval for a product candidate in one country or jurisdiction, we may never obtain approval for or commercialize it in any other jurisdiction, which would limit our ability to realize our full market potential.

Prior to obtaining approval to commercialize a product candidate in any jurisdiction, we and our collaborators must demonstrate with substantial evidence from well controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory agencies, that such product candidates are safe and effective for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for a product candidate are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA does not ensure approval by regulatory authorities in any other country or jurisdiction outside the United States. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation, as well as additional administrative review periods. Seeking regulatory approval could result in difficulties and costs for us and require additional nonclinical studies or clinical trials, which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.

We have received Fast Track designation for one of our product candidates and may seek the same designation for one of more of our other product candidates. Such designation may not actually lead to a faster development or regulatory review or approval process. Fast Track designation may also be rescinded if the FDA believes the designation is no longer supported by data from our clinical development program.

If a product is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need for this condition, a product sponsor may apply for FDA Fast Track designation. FDA granted Fast Track designation to Annamycin for STS lung metastases in March 2021. If we seek Fast Track designation for Annamycin for other indications or for another product candidate, we may not receive it from the FDA. Additionally, even if we receive Fast Track designation, Fast Track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular time frame. We may not experience a faster development or regulatory review or approval process with Fast Track designation compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Interim or preliminary data from our clinical trials that we announce or publish from time to time may change as more subject data become available and are subject to audit and verification procedures that could result in material changes in the final data.

We have in the past, and intend in the future, to publicly disclose preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a full analyses of all data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the preliminary results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available. We may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as subject enrollment continues and more subject data becomes available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of preliminary or interim data by us could result in volatility in the price of our common stock.

In addition, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the approvability of the particular drug candidate and our business in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug candidate or our business. If the interim data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our current or any our future drug candidate, our business, operating results, prospects or financial condition may be materially harmed.

We may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm our research and development activities.

Certain laws and regulations relating to drug development require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed.

We, or our third-party manufacturers, may be unable to successfully scale-up manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing approved products, if any.

In order to conduct clinical trials of our product candidates, we will need to manufacture them in large quantities. We, or any manufacturing partners, may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If we or any manufacturing partners are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or become infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business. In addition, the supply chain for the manufacturing of our product candidates is complicated and can involve several parties. If we were to experience any supply chain issues, including as a result of the COVID-19 pandemic, our product supply could be seriously disrupted.

Any of our product candidates, if approved, may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The success of our product candidates, if approved, will depend upon, among other things, their acceptance by physicians, patients, third-party payors, and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If any of our product candidates do not achieve and maintain an adequate level of acceptance, we may not generate material revenues from sales of these products. The degree of market acceptance of our products will depend on a number of factors, including: our ability to provide acceptable evidence of safety and efficacy; the prevalence and severity of any side effects; availability, relative cost and relative efficacy of alternative and competing treatments; the ability to offer our products for sale at competitive prices; our ability to continuously supply the market without interruption; the relative convenience and ease of administration; the willingness of the target patient population to try new products and of physicians to prescribe these products; the strength of marketing and distribution support; publicity concerning our products or competing products and treatments; and the sufficiency of coverage or reimbursement by third parties.

In August 2022, President Biden signed into law the Inflation Reduction Act of 2022, which implements substantial changes to the Medicare program, including drug pricing reforms and changes to the Medicare Part D benefit design. Among other reforms, the Inflation Reduction Act of 2022 imposes inflation rebates on drug manufacturers for certain products reimbursed under Medicare Parts B and D if the prices of those products increase faster than inflation; implements changes to the Medicare Part D benefit that, beginning in 2025, will cap benefit annual out-of-pocket spending at $2,000, while imposing new discount obligations for pharmaceutical manufacturers; and, beginning in 2026, establishes a “maximum fair price” for a fixed number of pharmaceutical and biological products covered under Medicare Parts B and D following a price negotiation process with the Centers for Medicare and Medicaid Services. The Biden administration continues to direct the Department of Health and Human Services to consider new healthcare payment and delivery models that would lower drug costs and promote access to innovative therapies for beneficiaries enrolled in the Medicare and Medicaid programs. We cannot predict how, or to what extent, the Biden administration’s drug pricing policies will affect our products.

Risks Related to our Intellectual Property

The composition of matter patent for Annamycin has expired, and other patents have not yet been issued, and may not be issued.

We are pursuing additional patents with claims directed to Annamycin drug product formulations and the methods of use of Annamycin to treat relapsed or refractory AML and other conditions, and methods for its synthesis, as the composition of matter patent protection for Annamycin has expired. As a result, competitors may be able to offer and sell products so long as these competitors do not infringe any other patents that third parties or we hold, including formulation, synthesis and method of use patents. However, particularly with regard to products approved for more than one indication, method of use patents may not provide significant protection, because a competitor could obtain approval for only a non-protected use and thus come to market, where the product may legally be prescribed for the protected use, thus undermining the protection provided by the patent. Although off-label prescriptions may infringe our method of use patents, the practice is common across medical specialties and such infringement is difficult to prevent or prosecute. Off-label sales would limit our ability to generate revenue from the sale of Annamycin, if approved for commercial sale.

The intellectual property rights we have licensed from MD Anderson are subject to the rights of the US government.

We have obtained a royalty-bearing, worldwide, exclusive license to intellectual property rights, including patent rights related to our WP1066 Portfolio and WP1122 Portfolio drug product candidates from MD Anderson. Some of our licensed intellectual property rights from MD Anderson have been developed in the course of research funded by the US government. As a result, the US government may have certain rights to intellectual property embodied in our current or future products pursuant to the Bayh-Dole Act of 1980. Government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the US government has the right to require us, or an assignee or exclusive licensee to such inventions, to grant licenses to any of these inventions to a third party if they determine that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; (iii) government action is necessary to meet requirements for public use under federal regulations; or (iv) the right to use or sell such inventions is exclusively licensed to an entity within the US and substantially manufactured outside the US without the US government’s prior approval. Additionally, we may be restricted from granting exclusive licenses for the right to use or sell our inventions created pursuant to such agreements unless the licensee agrees to additional restrictions (e.g., manufacturing substantially all of the invention in the US). The US government also has the right to take title to these inventions if we fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. In addition, the US government may acquire title in any country in which a patent application is not filed within specified time limits. Additionally, certain inventions are subject to transfer restrictions during the term of these agreements and for a period, thereafter, including sales of products or components, transfers to foreign subsidiaries for the purpose of the relevant agreements, and transfers to certain foreign third parties. If any of our intellectual property becomes subject to any of the rights or remedies available to the US government or third parties pursuant to the Bayh-Dole Act of 1980, this could impair the value of our intellectual property and could adversely affect our business.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

We may from time to time seek to enforce our intellectual property rights against infringers when we determine that a successful outcome is probable and may lead to an increase in the value of the intellectual property. If we choose to enforce our patent rights against a party, then that individual or company has the right to ask the court to rule that such patents are invalid or should not be enforced. Additionally, the validity of our patents and the patents we have licensed may be challenged if a petition for post grant proceedings such as inter-partes review and post grant review is filed within the statutorily applicable time with the US Patent and Trademark Office (USPTO). These lawsuits and proceedings are expensive and would consume time and resources and divert the attention of managerial and scientific personnel even if we were successful in stopping the infringement of such patents. In addition, there is a risk that the court will decide that such patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of such patents is upheld, the court will refuse to stop the other party on the ground that such other party's activities do not infringe our intellectual property rights. In addition, in recent years the US Supreme Court modified some tests used by the USPTO in granting patents over the past 20 years, which may decrease the likelihood that we will be able to obtain patents and increase the likelihood of a challenge of any patents we obtain or license.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we breach any of the agreements under which we license patent rights or if we fail to meet certain development deadlines, pay certain fees including extension fees or exercise certain rights to technology, we could lose or fail to obtain license rights that are important to our business.

We license all of our technology from MD Anderson, and we must meet various payment and other obligations under our license agreements with MD Anderson. Our license agreements generally require that we meet various milestones by certain dates, each of which generally requires the payment of additional fees, including extension fees. To date, we have been able meet such milestones, pay certain fees or have been able to enter into extensions with MD Anderson related to such milestones. However, our failure to meet any financial or other obligations under our license agreements in a timely manner could result in the loss of our rights to our core technologies.

We are a party to a number of license agreements with MD Anderson under which we are granted rights to intellectual property that are critical to our business and we expect that we will need to enter into additional license agreements in the future with MD Anderson based on development work we are pursuing under a sponsored research agreement. With respect to inventions arising from our sponsored research agreement, MD Anderson has provided us with an option to negotiate a royalty-bearing, exclusive license to any invention or discovery that is conceived or reduced to practice. However, regardless of such option to negotiate, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue a program based on that technology.

We will not be able to protect our intellectual property rights throughout the world.

We are dependent on patents licensed with MD Anderson. Filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we will not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These infringing products may compete with the product candidates we may develop, without any available recourse.

The laws of some other countries do not protect intellectual property rights to the same extent as the laws of the United States. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection. As a result, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. Because the legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, it could be difficult for us to stop the infringement, misappropriation or violation of our patents or our licensors’ patents or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our intellectual property and other proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents or the patents of our licensors at risk of being invalidated or interpreted narrowly, could put our patent applications or the patent applications of our licensors at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Relating to Our Business and Our Financial Condition

We will require additional funding, which may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, limit, reduce or cease our operations.

We have used and we intend to use our current cash resources and the proceeds from any possible future offerings, to, among other uses, advance Annamycin, WP1122 and WP1066 for certain indications through clinical development, advancing the remainder of the existing portfolio through preclinical studies and into INDs or their equivalent, and sponsoring research at MD Anderson and HPI. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and commercialize Annamycin and WP1066. If the FDA or its EU equivalent requires that we perform additional nonclinical studies or clinical trials, our expenses would further increase beyond what we currently expect and the anticipated timing of any potential approval of Annamycin would likely be delayed. Further, there can be no assurance that the costs we will need to incur to obtain regulatory approval of Annamycin will not increase.

Because successful development of our product candidates is uncertain, we are unable to estimate the actual amount of funding we will require to complete research and development and commercialize our products under development.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

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whether our plan for clinical trials will be completed on a timely basis and, if completed, whether we will be able to publicly announce results from our phase I/II clinical trials in accordance with our announced milestones;

•	whether the results of our clinical trials will be announced on a timely basis and, when announced, whether such results are in accordance with our expectations or our announced milestones;

•	whether we are successful in obtaining the benefits of FDA’s expedited development and review programs related to Annamycin or our other drug candidates;

•	the progress, costs, results of and timing of our clinical trials and also of our preclinical studies;

•	the outcome, costs and timing of seeking and obtaining FDA and any other regulatory approvals;

•	the costs associated with securing and establishing commercialization and manufacturing capabilities;

•	market acceptance of our product candidates;

•	the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

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our ability to maintain, expand and enforce the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	our need and ability to hire additional management and scientific and medical personnel;

•	the effect of competing drug candidates and new product approvals;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

•	the economic and other terms, timing of and success of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future.

Some of these factors are outside of our control. Our existing capital resources are not sufficient to enable us to complete the development and commercialization of our product candidates, or to initiate any clinical trials or additional development work needed for any other drug candidates. Accordingly, we will need to raise additional funds in the future.

We may seek additional funding through a combination of equity offerings, debt financings, government or other third-party funding, commercialization, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. In addition, the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares to decline.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us.

We have commenced clinical trials, have a limited operating history and we expect a number of factors to cause our operating results to fluctuate on an annual basis, which may make it difficult to predict our future performance.

We are a clinical stage pharmaceutical company with a limited operating history. Our operations to date have been limited to acquiring our technology portfolio, preparing several drugs for authorization to conduct clinical trials and conducting Phase 1 and 2 clinical trials. We have yet to receive regulatory approvals for any of our drug candidates. Additionally, we have a limited amount of drug supply and the amount of drug required may depend upon subject response and the need for additional, unplanned treatments, making it difficult to predict the total amount of drug required.

Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or approved products on the market. Our operating results are expected to significantly fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include:

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any delays in regulatory review and approval of our product candidates in clinical development, including our ability to receive approval from the FDA or the Polish authorities for our drugs in clinical trials;

•	delays in the commencement, enrollment and timing of clinical trials;

•	difficulties in identifying subjects suffering from our target indications;

•	the success of our clinical trials through all phases of clinical development;

•	potential side effects of our product candidates that could delay or prevent approval or cause an approved drug to be taken off the market;

•	our ability to obtain additional funding to develop drug candidates;

•	our ability to identify and develop additional drug candidates beyond Annamycin and our WP1066 and WP1122 Portfolios;

•	competition from existing products or new products that continue to emerge;

•	the ability of subjects or healthcare providers to obtain coverage or sufficient reimbursement for our products;

•	our ability to adhere to clinical trial requirements directly or with third parties such as contract research organizations (CROs);

•	our dependency on third-party manufacturers to manufacture our products and key ingredients;

•	our ability to establish or maintain collaborations, licensing or other arrangements, particularly with MD Anderson;

•	our ability to defend against any challenges to our intellectual property including, claims of patent infringement;

•	our ability to enforce our intellectual property rights against potential competitors;

•	our ability to secure additional intellectual property protection for our developing drug candidates and associated technologies;

•	our ability to attract and retain key personnel to manage our business effectively; and

•	potential product liability claims.

Accordingly, the results of any historical quarterly or annual periods should not be relied upon as indications of future operating performance.

Our ability to successfully commence and recruit subjects for a potential Phase 2 COVID-19 clinical trial of WP1122 is dependent upon our ability to locate a foreign jurisdiction for such a trial with a sufficient and certain patient population at the time of such trial.

In 2022, we filed an IND with the US Food and Drug Administration (FDA) that then went into effect, allowing us to proceed with a clinical trial using WP1122 for the treatment of GBM. This may lead to an oncology investigator-initiated trial (IIT). Additionally, an investigator filed independently a clinical trial application (CTA) in Brazil in 2022 to study WP1122 for the treatment of moderate to severe COVID-19. Based on current COVID-19 epidemiology, we do not expect this externally funded trial to be conducted. Our ability to successfully commence a Phase 2 COVID-19 clinical trial will depend on our ability to find a location with a sufficient and certain patient population at the time we would commence such a trial. As the level of incidence of COVID-19 in various countries has recently been volatile and unpredictable, we may not be able to commence and successfully recruit subjects for an affordable Phase 2 clinical trial on a timely basis, or at all.

We have in the past completed related party transactions that were not conducted on an arm’s length basis.

Prior to our IPO, we acquired (i) the rights to the license agreement with MD Anderson covering our WP1122 Portfolio held by IntertechBio Corporation, a company affiliated with certain members of our management and board of directors, and (ii) the rights to all data related to the development of Annamycin held by AnnaMed, Inc., a company affiliated with certain members of our management and board of directors. In addition, prior to our IPO, Moleculin, LLC merged with and into our company. Moleculin, LLC was affiliated with certain members of our management and board of directors. Prior to our IPO, we, on Moleculin, LLC’s behalf, entered into an agreement with HPI whereby HPI agreed to terminate its option to sublicense certain rights to the WP1066 Portfolio and entered into a co-development agreement with us. Our co-founder, Dr. Waldemar Priebe, and a member of our management are shareholders of HPI. In addition, in February 2019, we entered into sublicense agreements with WPD Pharmaceuticals, Inc., (which was terminated in March 2023) and Animal Lifesciences, LLC. Dr. Priebe is affiliated with both WPD Pharmaceuticals, Inc. and Animal Lifesciences, LLC.

For the sublicense agreement (and the March 2021 amendment) with WPD Pharmaceuticals, Inc., since Dr. Priebe was affiliated with the entity, our board of directors received fairness opinions as to the adequacy of the consideration we received in the sublicense agreement (and the March 2021 amendment). Due to the increase in the required development efforts and the reduction in the buyback calculation in the amendment in December 2021, we did not receive a fairness opinion on that amendment. We also did not receive a fairness opinion on the transactions that occurred prior to our IPO or with Animal Lifesciences, LLC. None of the foregoing transactions were conducted on an arm’s length basis. As such, it is possible that the terms were less favorable to us than in an arm’s length transaction.

We have never been profitable, we have no products approved for commercial sale, and to date we have not generated any revenue from product sales. As a result, our ability to reduce our losses and reach profitability is unproven, and we may never achieve or sustain profitability.

We have never been profitable and do not expect to be profitable in the foreseeable future. We have not yet submitted any drug candidates for approval by regulatory authorities in the United States or elsewhere. For the nine months ended September 30, 2023, we incurred a net loss of $19.5 million. We had an accumulated deficit of $121.3 million as of September 30, 2023.

To date, we have devoted most of our financial resources to research and development, including our drug discovery research, preclinical development activities and clinical trial preparation, as well as corporate overhead. We have not generated any revenues from product sales. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for Annamycin and our other drug candidates, prepare for and begin the commercialization of any approved products, and add infrastructure and personnel to support our continuing product development efforts. We anticipate that any such losses could be significant for the next several years. If Annamycin, WP1066 or any of our other drug candidates fail in clinical trials or do not gain regulatory approval, or if our drug candidates do not achieve market acceptance, we may never become profitable. As a result of the foregoing, we expect to continue to experience net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders' equity and working capital.

Our financial condition would be adversely impacted if our intangible assets become impaired.

As a result of the accounting for our acquisition of Moleculin, LLC and the agreement we, on Moleculin, LLC’s behalf, entered into with Houston Pharmaceuticals, Inc., we have carried on our balance sheet within intangible assets in-process research and development (IPR&D) of $11.1 million as of September 30, 2023. Intangibles are evaluated quarterly and are tested for impairment at least annually or when events or changes in circumstances indicate the carrying value of each segment, and collectively our company taken as a whole, might exceed its fair value.

Intangible assets related to IPR&D are considered indefinite-lived intangible assets and are assessed for impairment annually or more frequently if impairment indicators exist. If the associated research and development effort is abandoned, the related assets will be written-off and we will record a noncash impairment loss on our statement of operations. For those compounds that reach commercialization, if any, the IPR&D assets will be amortized over their estimated useful lives.

If we determine that the value of our intangible assets is less than the amounts reflected on our balance sheet, we will be required to reflect an impairment of our intangible assets in the period in which such determination is made. An impairment of our intangible assets would result in our recognizing an expense in the amount of the impairment in the relevant period, which would also result in the reduction of our intangible assets and a corresponding reduction in our stockholders’ equity in the relevant period. As the transactions discussed above were related party transactions and were not conducted on an arm’s length basis, it is possible that the terms were less favorable to us than what we would have received in an arm’s length transaction.

We have no sales, marketing or distribution experience and we will have to invest significant resources to develop those capabilities or enter into acceptable third-party sales and marketing arrangements.

We have no sales, marketing or distribution experience. To develop sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, some of which will need to be committed prior to any confirmation that Annamycin or any of our other product candidates will be approved by the FDA. For product candidates where we decide to perform sales, marketing and distribution functions ourselves or through third parties, we could face a number of additional risks, including that we or our third-party sales collaborators may not be able to build and maintain an effective marketing or sales force. If we use third parties to market and sell our products, we may have limited or no control over their sales, marketing and distribution activities on which our future revenues may depend.

We may not be successful in establishing and maintaining development and commercialization collaborations, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

Because developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive, we may seek to enter into collaborations with companies that have more experience. Additionally, if any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties. If we are unable to enter into arrangements on acceptable terms, if at all, we may be unable to effectively market and sell our products in our target markets. We expect to face competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements for the development of our product candidates.

When we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. One or more of our collaboration partners may not devote sufficient resources to the commercialization of our product candidates or may otherwise fail in their commercialization. The terms of any collaboration or other arrangement that we establish may contain provisions that are not favorable to us. In addition, any collaboration that we enter into may be unsuccessful in the development and commercialization of our product candidates. In some cases, we may be responsible for continuing preclinical and initial clinical development of a product candidate or research program under a collaboration arrangement, and the payment we receive from our collaboration partner may be insufficient to cover the cost of this development. If we are unable to reach agreements with suitable collaborators for our product candidates, we would face increased costs, we may be forced to limit the number of our product candidates we can commercially develop or the territories in which we commercialize them. As a result, we might fail to commercialize products or programs for which a suitable collaborator cannot be found. If we fail to achieve successful collaborations, our operating results and financial condition could be materially and adversely affected.

We face competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We have competitors in the United States, Europe and other jurisdictions, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies and universities and other research institutions. Many of our competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting subjects and manufacturing pharmaceutical products. These companies also have significantly greater research, sales and marketing capabilities and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing drugs for the diseases that we are targeting before we do or may develop drugs that are deemed to be more effective or gain greater market acceptance than ours. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, many universities and private and public research institutes may become active in our target disease areas. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, technologies and drug products that are more effective or less costly than any of our product candidates that we are currently developing or that we may develop, which could render our products obsolete or noncompetitive.

A number of attempts have been made or are under way to provide an improved treatment for AML. Drugs attempting to target a subset of AML patients who present with particular anomalies involving a gene referred to as FLT3 are currently in clinical trials. Other approaches to improve the effectiveness of induction therapy are in early-stage clinical trials and, although they do not appear to address the underlying problems with anthracyclines, we can provide no assurance that such improvements, if achieved, would not adversely impact the need for improved anthracyclines. A modified version of doxorubicin designed to reduce cardiotoxicity is in clinical trials for the treatment of sarcoma and, although this drug does not appear to address multidrug resistance and is not currently intended for the treatment of acute leukemia, we can provide no assurance that it will not become a competitive alternative to Annamycin. Although we are not aware of any other single agent therapies in clinical trials that would directly compete against Annamycin in the treatment of relapsed and refractory AML, we can provide no assurance that such therapies are not in development, will not receive regulatory approval and will reach market before our drug candidate Annamycin. In addition, any such competing therapy may be more effective and / or cost-effective than ours.

If our competitors market products that are more effective, safer or less expensive or that reach the market sooner than our future products, if any, we may not achieve commercial success. In addition, because of our limited resources, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

We will need to expand our operations and increase the size of our company, and we may experience difficulties in managing growth.

As we advance our product candidates through preclinical studies and clinical trials, we will need to increase our product development, scientific and administrative headcount to manage these programs. In addition, to meet our obligations as a public company, we may need to increase our general and administrative capabilities. Our management, personnel, and systems currently in place may not be adequate to support this future growth. If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel and consultants.

We may not be able to attract or retain qualified management, finance, scientific and clinical personnel and consultants due to the intense competition for qualified personnel and consultants among biotechnology, pharmaceutical and other businesses. If we are not able to attract and retain necessary personnel and consultants to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We are highly dependent on the development, regulatory, commercialization and business development expertise of our management team, key employees, and consultants. If we lose one or more of our executive officers or key employees or consultants, our ability to implement our business strategy successfully could be seriously harmed. Any of our executive officers or key employees or consultants may terminate their employment at any time. Replacing executive officers, key employees and consultants may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire and retain employees and consultants from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel and consultants. Our failure to retain key personnel or consultants could materially harm our business.

In addition, we have scientific and clinical advisors and consultants who assist us in formulating our research, development, and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us and typically they will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

We do not expect that our insurance policies will cover all of our business exposures thus leaving us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. There can be no assurance that we will secure adequate insurance coverage or that any such insurance coverage will be sufficient to protect our operations to significant potential liability in the future. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

Additionally, we use hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time-consuming or costly. We do not carry specific hazardous waste insurance coverage and our property and casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from hazardous waste exposure or contamination.

We may incur penalties if we fail to comply with healthcare regulations.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. In addition to FDA restrictions on the marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical and medical device industries in recent years, as well as consulting or other service agreements with physicians or other potential referral sources. These laws include anti-kickback statutes and false claims statutes that prohibit, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or, in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally-financed healthcare programs, and knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services, reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and any practices we adopt may not, in all cases, meet all of the criteria for safe harbor protection from anti-kickback liability. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment. Any challenge to our business practices under these laws could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to recover from any catastrophic event affecting our suppliers.

Our suppliers may not have adequate measures in place to minimize and recover from catastrophic events that may substantially destroy their capability to meet customer needs, and any measures they may put in place may not be adequate to recover production processes quickly enough to support critical timelines or market demands. These catastrophic events may include weather events such as tornadoes, earthquakes, floods or fires. In addition, these catastrophic events may render some or all of the products at the affected facilities unusable.

Our business and operations would suffer in the event of third-party computer system failures, cyber-attacks on third-party systems or deficiency in our cyber security.

We rely on information technology (IT) systems, including third-party “cloud based” service providers, to keep financial records, maintain laboratory data, clinical data, and corporate records, to communicate with staff and external parties and to operate other critical functions. This includes critical systems such as email, other communication tools, electronic document repositories and archives. If any of these third-party information technology providers are compromised due to computer viruses, unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication failures, electrical failures, cyber-attacks or cyber-intrusions over the internet, then sensitive emails or documents could be exposed or deleted. Similarly, we could incur business disruption if our access to the internet is compromised, and we are unable to connect with third-party IT providers. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, we rely on those third parties to safeguard important confidential personal data regarding our employees and subjects enrolled in our clinical trials. If a disruption event were to occur and cause interruptions in a third-party IT provider’s operation, it could result in a disruption of our drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and development of our product candidates could be delayed or could fail.

The COVID-19 outbreak has delayed recruitment in our clinical trials and may continue or worsen, may affect the business of the FDA, EMA or other health authorities, which could result in delays in meetings related to our planned clinical trials and ultimately of reviews and approvals of our product candidates.

The COVID-19 outbreak has delayed recruitment in clinical trials and may continue or worsen. Additionally, it may delay the approvals of our product candidates due to its effect on the business of the FDA, EMA or other health authorities, which could result in delays in meetings related to planned clinical trials. The spread of COVID-19 may also slow potential enrollment of clinical trials and reduce the number of eligible subjects for our clinical trials. The COVID-19 outbreak, and mitigation measures also have had and may continue to have an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 outbreak impacts our business and operations will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact. We have relationships with contract research organizations to conduct certain pre-clinical programs and testing and other services in Europe and those business operations are subject to potential business interruptions arising from protective measures that may be taken by the governmental or other agencies or governing bodies. In addition, certain of our collaborative relationships with research facilities and academic research institutions in the United States, Europe and in Australia may be materially and adversely impacted by protective measures taken by those institutions or federal and state agencies and governing bodies to restrict access to, or suspend operations at, such facilities. Such protective measures, including quarantines, travel restrictions and business shutdowns, may also have a material negative affect on our core operations.

Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

We are subject to US data protection laws and regulations (i.e., laws and regulations that address privacy and data security) at both the federal and state levels. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous federal and state laws, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, and disclosure of health-related and other personal information. In addition, we may obtain health information from third parties (e.g., healthcare providers who prescribe our products) that are subject to privacy and security requirements under Health Insurance Portability and Accountability Act of 1996, or HIPAA. Although we are not directly subject to HIPAA-other than potentially with respect to providing certain employee benefits-we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. Finally, a data breach affecting sensitive personal information, including health information, could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

EU Member States, Switzerland and other countries have also adopted data protection laws and regulations, which impose significant compliance obligations. For example, the collection and use of personal health data in the EU is governed by the provisions of the EU Data Protection Directive, which was replaced by the General Data Protection Regulation (GDPR) in 2016 (Directive). The Directive and the national implementing legislation of the EU Member States impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. Data protection authorities from the different E.U. Member States may interpret the Directive and national laws differently and impose additional requirements, which add to the complexity of processing personal data in the EU.

Guidance on implementation and compliance practices are often updated or otherwise revised. For example, the Directive prohibits the transfer of personal data to countries outside of the European Economic Area, or EEA, that are not considered by the European Commission to provide an adequate level of data protection. These countries include the United States.

The judgment by the Court of Justice of the EU in the Schrems case (Case C-362/14 Maximillian Schrems v. Data Protection Commissioner) determined the US-EU Safe Harbor Framework, which was relied upon by many US entities as a basis for transfer of personal data from the EU to the US, to be invalid. US entities, therefore, had only the possibility to rely on the alternate procedures for such data transfer provided in the EU Data Protection Directive.

On February 29, 2016, however, the European Commission announced an agreement with the US Department of Commerce, or DOC, to replace the invalidated Safe Harbor framework with a new EU-US “Privacy Shield”. On July 12, 2016, the European Commission adopted a decision on the adequacy of the protection provided by the Privacy Shield. The Privacy Shield is intended to address the requirements set out by the Court of Justice of the EU in its Schrems judgment by imposing more stringent obligations on companies, providing stronger monitoring and enforcement by the DOC and the Federal Trade Commission, and making commitments on the part of public authorities regarding access to information. US companies have been able to certify to the DOC their compliance with the privacy principles of the Privacy Shield since August 1, 2016, and rely on the Privacy Shield certification to transfer of personal data from the EU to the US.

On September 16, 2016, the Irish privacy advocacy group Digital Rights Ireland brought an action for annulment of the European Commission decision on the adequacy of the Privacy Shield before the Court of Justice of the E.U. (Case T-670/16). Case T-670/16 is still pending. If the Court of Justice of the EU invalidates the Privacy Shield, it will no longer be possible to rely on the Privacy Shield certification to transfer personal data from the EU to entities in the US. Adherence to the Privacy Shield is not, however, mandatory. US-based companies are permitted to rely either on their adherence to the EU-US Privacy Shield or on the other authorized means and procedures to transfer personal data provided by the EU Data Protection Directive.

In addition, the EU Data Protection Regulation, intended to replace the EU Data Protection Directive entered into force on May 24, 2016 and applied from May 25, 2018. The EU Data Protection Regulation introduced new data protection requirements in the E.U. and substantial fines for breaches of the data protection rules. The EU Data Protection Regulation increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with those data protection rules.

Our failure to comply with these laws, or changes in the way in which these laws are implemented, could lead to government enforcement actions and significant penalties against us, and adversely impact our business.

We depend on our information technology and infrastructure so compromises could materially harm our ability to conduct business or delay our financial reporting.

We rely on the efficient and uninterrupted operation of information technology systems, including mobile technologies, to manage our operations, to process, transmit and store electronic and financial information, and to comply with regulatory, legal and tax requirements. We also depend on our information technology infrastructure for communications among our personnel, contractors, consultants, and vendors. System failures or outages could compromise our ability to perform these functions in a timely manner, which could harm our ability to conduct business or delay our financial reporting. Such failures could materially adversely affect our operating results and financial condition.

In addition, we depend on third parties to operate and support our information technology systems. These third parties vary from multi-disciplined to boutique providers, and they may or could have access to our computer networks, mobile networks, and our confidential information. Many of these third parties subcontract or outsource some of their responsibilities to other third parties. As a result, our information technology systems, including those functions that are performed by third parties who are involved with or have access to those systems, are very large and complex. Failure by any of these third-party providers to adequately deliver the contracted services, or maintain confidentiality, could have an adverse effect on our business, which in turn may materially adversely affect our operating results and financial condition. All information technology systems, despite implementation of security measures, may be vulnerable to disability, failures, or unauthorized access. If our information technology systems were to fail or be breached, such failure or breach could materially adversely affect our ability to perform critical business functions and sensitive and confidential data could be compromised.

We may be required to make significant payments under our license agreements with MD Anderson.

Under our agreements with MD Anderson associated with Annamycin, the WP1122 Portfolio and the WP1066 Portfolio, we are responsible for certain license, milestone and royalty payments over the course of the agreements. Annual license fees can cost as high as $0.1 million depending upon the anniversary, milestone payments for the commencement of phase II and phase III clinical trials can cost as high as $0.5 million. Other milestone payments for submission of an NDA to the FDA and receipt of first marketing approval for sale of a license product can be as high as $0.6 million. Royalty payments can range in the single digits as a percent of net sales on drug products or flat fees as high as $0.6 million, depending upon certain terms and conditions. If these milestone or other non-royalty obligations become due, we may not have sufficient funds available to meet our obligations. If we fail to meet our payment obligations, our license agreements could be terminated, which would materially and adversely affect our business operations and financial condition.

New tax laws or regulations that are enacted or existing tax laws and regulations that are interpreted, modified or applied adversely to us or our customers may have a material adverse effect on our business and financial condition.

New tax laws or regulations could be enacted at any time, and existing tax laws or regulations could be interpreted, modified or applied in a manner that is adverse to us or our customers, which could adversely affect our business and financial condition. For example, the Tax Cuts and Jobs Act, the Coronavirus Aid, Relief, and Economic Security Act and the Inflation Reduction Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to federal tax laws. Any future tax legislation could increase our U.S. tax expense and could have a material adverse impact on our business and financial condition.

Risks Relating to Our Common Stock

Our stock price has been and may continue to be volatile, which could result in substantial losses for investors.

Since our IPO in June 2016, our stock price has ranged from a high of $57.48 to a low of $0.82 (taking into account the one-for-six reverse stock split completed January 29, 2021), and the market price of our common stock is likely to continue to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control. In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly affect the market price of our common stock.

We are an early clinical stage biotechnology company and have incurred significant losses since our inception and we expect to incur losses for the foreseeable future. We have no products approved for commercial sale and may never achieve or maintain profitability, which could have an impact on finding additional financing.

Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk. We have incurred significant operating losses since inception. We expect to continue to incur significant operating losses for the foreseeable future. To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. We may never succeed in these activities and, even if we do, we may never generate revenue that is sufficient to achieve profitability. Our ability to continue our operations depends on our ability to complete equity or debt financings or generate profitable operations in the future and beyond the near term. Such financings may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that could result from the outcome of this uncertainty. If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern.

Shares issuable upon the exercise of outstanding options or warrants may substantially increase the number of shares available for sale in the public market and depress the price of our common stock.

As of December 31, 2022, we had warrants and options outstanding to purchase an aggregate of 5,578,147 shares of common stock at an average exercise price of $7.17 per share (taking into account the reverse stock split completed January 29, 2021). To the extent any of these options or warrants are exercised and any additional options or warrants are granted and exercised, there will be further dilution to stockholders and investors. Until the options and warrants expire, these holders will have an opportunity to profit from any increase in the market price of our common stock without assuming the risks of ownership. Holders of options and warrants may convert or exercise these securities at a time when we could obtain additional capital on terms more favorable than those provided by the options or warrants. The exercise of the options and warrants will dilute the voting interest of the owners of presently outstanding shares by adding a substantial number of additional shares of our common stock.

As a biotechnology company, we are at increased risk of securities class action litigation.

Biotechnology companies have experienced greater than average stock price volatility in recent years, and our common stock price has been particularly volatile ranging from a high of $57.48 to a low of $0.82 (taking into account the one-for-six reverse stock split completed January 29, 2021). These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of management would be diverted from the operation of our business.

If we are unable to maintain compliance with the listing requirements of The Nasdaq Capital Market, our common stock may be delisted from The Nasdaq Capital Market which could have a material adverse effect on our financial condition and could make it more difficult for you to sell your shares.

Our common stock is listed on The Nasdaq Capital Market, and we are therefore subject to its continued listing requirements, including requirements with respect to the market value of publicly held shares, market value of listed shares, minimum bid price per share, and minimum stockholder's equity, among others, and requirements relating to board and committee independence. If we fail to satisfy one or more of the requirements, we may be delisted from The Nasdaq Capital Market.

We have in the past, and we may again in the future, fail to comply with the continued listing requirements of the Nasdaq Capital Market, which would subject our common stock to being delisted. Delisting from The Nasdaq Capital Market would adversely affect our ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade our securities and may negatively affect the value and liquidity of our common stock. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.

Failure to maintain our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act of 2002, and the related rules and regulations of the SEC. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

Because we are a smaller reporting company and a non-accelerated filer, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. However, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in this prospectus and future prospectuses, as required by Section 404 of the Sarbanes-Oxley Act. This requires that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

We have in the past, and may in the future, discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, and investors could lose confidence in our reported financial information.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

The global financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. The financial markets, energy prices, and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the conflict between Russia and Ukraine, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the one in Ukraine, may also adversely impact the financial markets, energy prices, and the global economy, and any economic countermeasures by affected countries and others could exacerbate market and economic instability. We currently source the API for our lead product candidate, Annamycin, from a supplier in Europe and increased energy prices in the region may result in increased costs to us for such API. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to operate. On March 10, 2023, the Federal Deposit Insurance Corporation, or the FDIC, took control and was appointed receiver of Silicon Valley Bank, or SVB. We have no exposure to SVB. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

If we fail to satisfy all applicable continued listing requirements of the Nasdaq Capital Market, including the $1.00 minimum closing bid price requirement, our common stock may be delisted from Nasdaq, which could have an adverse impact on the liquidity and market price of our common stock.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “MBRX.” In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum bid price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards.

On May 5, 2023, the Company received a letter from the Nasdaq Capital Market (Nasdaq) notifying the Company that for the prior 30 consecutive business days the bid price for the Company's common stock had closed below the minimum $1.00 per share requirement for continued inclusion on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the "Bid Price Rule"). The deficiency letter did not result in the immediate delisting of the Company's common stock from the Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided an initial period of 180 calendar days, until November 1, 2023, to regain compliance with the Bid Price Rule. In addition, the Company was required to notify Nasdaq of its intent to cure the minimum bid price deficiency, which may include, if necessary, implementing a reverse stock split.

On November 2, 2023, the Company received a 180-calendar day extension, until April 29, 2024, from the Nasdaq to regain compliance with Bid Price Rule. The Company will continue to monitor the closing bid price of its common stock and plans to pursue available options to regain compliance with the Bid Price Rule, including potentially the Company’s Board of Directors authorizing a reverse stock split, as discussed further below. If the Company authorizes a reverse stock split, it will plan to effectuate the split no later than ten business days prior to the end of the extension in order to timely regain compliance. If, at any time before April 29, 2024, the bid price for the Company's common stock closes at $1.00 or more for a minimum of 10 consecutive business days, the Nasdaq Staff will provide written notification to the Company that it complies with the Bid Price Rule, unless the Staff exercises its discretion to extend this 10 day period pursuant to Nasdaq Listing Rule 5810(c)(3)(G).

On October 3, 2023, the Company held a Special Meeting of Stockholders (the "Special Meeting"). The Company's stockholders granted the Board of Directors the authority to affect an amendment to the Company’s amended and restated certificate of incorporation to effect a reverse stock split of the outstanding shares of the Company’s common stock, at a reverse stock split ratio of between 1-for-5 and 1-for-20 as determined by the Board in its sole discretion, prior to the one-year anniversary of the Special Meeting. The Board of Directors has taken no action with regard to this matter.

If the Company does not regain compliance with the Bid Price Rule by April 29, 2024, the Nasdaq Staff will provide written notification to the Company that its common stock may be delisted. The Company would then be entitled to appeal the Nasdaq Staff’s determination to a NASDAQ Listing Qualifications Panel and request a hearing. There can be no assurance that, if the Company does appeal a delisting determination by the Nasdaq Staff to the NASDAQ Listing Qualifications Panel, that such appeal would be successful. There can be no assurance that the Company will be able to regain compliance with the Bid Price Rule.

In the event that our common stock is delisted from Nasdaq and is not eligible for quotation or listing on another market or exchange, trading of our common stock could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our common stock, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our common stock to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange.

General Risks

Your ownership may be diluted if additional capital stock is issued to raise capital, to finance acquisitions or in connection with strategic transactions.

We intend to seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing equity or convertible debt securities, which would reduce the percentage ownership of our existing stockholders. Our board of directors has the authority, without action or vote of the stockholders, to issue all or any part of our authorized but unissued shares of common or preferred stock. Our certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. Future issuances of common or preferred stock would reduce your influence over matters on which stockholders vote and would be dilutive to earnings per share. In addition, any newly issued preferred stock could have rights, preferences and privileges senior to those of the common stock. Those rights, preferences and privileges could include, among other things, the establishment of dividends that must be paid prior to declaring or paying dividends or other distributions to holders of our common stock or providing for preferential liquidation rights. These rights, preferences and privileges could negatively affect the rights of holders of our common stock, and the right to convert such preferred stock into shares of our common stock at a rate or price that would have a dilutive effect on the outstanding shares of our common stock.

Negative research about our business published by analysts or journalists could cause our stock price to decline. A lack of regularly published research about our business could cause trading volume or our stock price to decline.

The trading market for our common stock depends in part on the research and reports that analysts and journalists publish about us or our business. If analysts or journalists publish inaccurate or unfavorable research about our business, our stock price would likely decline. If we fail to meet the expectations of analysts for our operating results, or if the analysts who covers us downgrade our stock, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our certificate of incorporation and bylaws contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, or DGCL, the personal liability of our directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Our certificate of incorporation and bylaws also provide that we will indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by the DGCL. Any claims for indemnification made by our directors or officers could impact our cash resources and our ability to fund the business.

We have no intention of declaring dividends in the foreseeable future.

The decision to pay cash dividends on our common stock rests with our board of directors and will depend on our earnings, unencumbered cash, capital requirements and financial condition. We do not anticipate declaring any dividends in the foreseeable future, as we intend to use any excess cash to fund our operations. Investors in our common stock should not expect to receive dividend income on their investment, and investors will be dependent on the appreciation of our common stock to earn a return on their investment.

Certain provisions in our organizational documents could enable our board of directors to prevent or delay a change of control.

Our organizational documents contain provisions that may have the effect of discouraging, delaying or preventing a change of control of, or unsolicited acquisition proposals, that a stockholder might consider favorable. These include provisions:

•	prohibiting the stockholders from acting by written consent;

•	requiring advance notice of director nominations and of business to be brought before a meeting of stockholders;

•	requiring a majority vote of the outstanding shares of common stock to amend the bylaws; and

•	limiting the persons who may call special stockholders’ meetings.

Furthermore, our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of these shares without stockholder approval. Any series of preferred stock is likely to be senior to our common stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability of our board of directors to issue preferred stock also could have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of our common stock.

In addition, Delaware law makes it difficult for stockholders that recently have acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors’ wishes. Under Section 203 of the Delaware General Corporation Law, a Delaware corporation may not engage in any merger or other business combination with an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder except in limited circumstances, including by approval of the corporation’s board of directors.

Shareholder activism could cause material disruption to our business.

Publicly traded companies have increasingly become subject to campaigns by activist investors advocating corporate actions such as actions related to environment, social and governance (ESG) matters, among other issues. Responding to proxy contests and other actions by such activist investors or others in the future could be costly and time-consuming, disrupt our operations and divert the attention of our Board of Directors and senior management from the pursuit of our business strategies, which could adversely affect our results of operations and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, and the documents we incorporate by reference, contain forward-looking statements within the meaning of the federal securities laws. You should not rely on forward-looking statements in this prospectus, and the documents we incorporate by reference. Forward-looking statements typically are identified by use of terms such as “anticipate,” “believe,” “plan,” “expect,” “future,” “intend,” “may,” “will,” “should,” “estimate,” “predict,” “potential,” “continue,” and similar words, although some forward-looking statements are expressed differently. This prospectus, and the documents we incorporate by reference, may also contain forward-looking statements attributed to third parties relating to their estimates regarding the markets we may enter in the future. All forward-looking statements address matters that involve risk and uncertainties, and there are many important risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus, and the documents we incorporate by reference.

You should also carefully consider the statements under “Risk Factors” and other sections of this prospectus, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus, and the documents we incorporate by reference. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the account of the selling shareholders identified herein. We will not receive any of the proceeds from the sale of these shares.

We will receive proceeds from any cash exercise of the Common Warrants, which, if exercised in cash with respect to all of the 14,089,672 shares of common stock underlying the Common Warrants, would result in gross proceeds to us of a maximum of approximately $9.0 million.

We intend to use any proceeds received by us from the cash exercise of the Common Warrants for working capital purposes. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from the cash exercise of the Common Warrants. Accordingly, our management will have broad discretion in the timing and application of these proceeds. The holders of the Common Warrants may exercise the Common Warrants at their own discretion and at any time until their expiration subject to and in accordance with the terms of the Common Warrants. As a result, we cannot predict when or if the Common Warrants will be exercised, and it is possible that the Common Warrants may expire and never be exercised. In addition, the Common Warrants are exercisable on a cashless basis if at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of shares of common stock for which the Common Warrants are exercisable. As a result, we may never receive meaningful, or any, cash proceeds from the exercise of the Common Warrants.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and we do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and any contractual restrictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Financial Statements and Notes thereto included in this prospectus. The forward-looking statements included in this discussion and elsewhere in this prospectus involve risks and uncertainties, including those set forth under “Cautionary Statement About Forward-Looking Statements.” Actual results and experience could differ materially from the anticipated results and other expectations expressed in our forward-looking statements as a result of a number of factors, including but not limited to those discussed in this Item and “Risk Factors.”

Our Business

We are a clinical stage pharmaceutical company with a growing pipeline, including Phase 2 clinical programs for hard-to-treat cancers and viruses. We have three core technologies, each of which have had one or more drugs successfully complete a Phase 1 clinical trial1, based substantially on discoveries made at and licensed from MD Anderson Cancer Center (MD Anderson) in Houston, Texas. Three of our six drug candidates have shown human activity in clinical trials and are currently or have been in Phase 1b/2 or Phase 2 clinical trials. Since our inception, our drugs have been in, are currently in, or have received approval to proceed in eleven clinical trials.

Results of Operations for Three and Nine Months Ended September 30, 2023 and September 30, 2022

The following table sets forth, for the periods indicated, data derived from our statement of operations (table in thousands) and such changes in the periods are discussed below in approximate amounts:

Moleculin Biotech, Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues	$—	$—	$—	$—

Operating expenses:
Research and development	3,280	5,965	12,855	14,790
General and administrative	2,635	3,087	7,765	8,704
Depreciation and amortization	32	32	92	98
Total operating expenses	5,947	9,084	20,712	23,592
Loss from operations	(5,947)	(9,084)	(20,712)	(23,592)
Other income:
Gain from change in fair value of warrant liability	1	421	76	1,184
Other income, net	13	19	30	39
Interest income, net	324	33	1,106	114
Net loss	$(5,609)	$(8,611)	$(19,500)	$(22,255)

Three Months Ended September 30, 2023 Compared to Three Months Ended September 30, 2022

1 Subject to publishing final Clinical Study Report.

Research and Development Expense. Research and development (R&D) expense was $3.3 million and $6.0 million for the three months ended September 30, 2023 and 2022, respectively. The decrease of $2.7 million is mainly related to the timing of costs incurred for clinical trials and timing of sponsored research payments.

General and Administrative Expense. General and administrative expense was $2.6 million and $3.1 million for the three months ended September 30, 2023 and 2022, respectively. The decrease of $0.5 million is mainly related to a decrease in regulatory and legal services, and consulting & advisory fees.

Gain from Change in Fair Value of Warrant Liability. We recorded a net gain of $0.001 million in the third quarter of 2023 as compared to a net gain of $0.4 million in the third quarter of 2022, for the change in fair value on revaluation of our warrant liability associated with our warrants issued in conjunction with certain of our previous stock offerings. We are required to revalue our liability-classified warrants at the time of each warrant exercise, if applicable, and at the end of each reporting period and reflect in the statement of operations a gain or loss from the change in fair value of the warrant in the period in which the change occurred. We calculated the fair value of the warrants outstanding using the Black-Scholes model. A gain results principally from a decline in our share price during the period and a loss results principally from an increase in our share price.

Interest income, net. Interest income, net increased by approximately $0.3 million for the comparable quarterly periods due to rising interest rates during the past year.

Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022

Research and Development Expense. Research and development (R&D) expense was $12.9 million and $14.8 million for the nine months ended September 30, 2023 and 2022, respectively. The decrease of $1.9 million is mainly related to the timing of costs incurred for clinical trials and timing of sponsored research payments. These decreases were slightly offset by the WPD sublicense termination, which enabled the reacquisition of our intellectual property rights in certain territories including parts of the European Union.

General and Administrative Expense. General and administrative expense was $7.8 million and $8.7 million for the nine months ended September 30, 2023 and 2022, respectively. The decrease of $0.9 million is mainly related to a decrease in regulatory and legal services, and consulting & advisory fees.

Gain from Change in Fair Value of Warrant Liability. We recorded a net gain of $0.08 million in the nine months ended September 30, 2023 as compared to a net gain of $1.2 million in the nine months ended September 30, 2022, for the change in fair value on revaluation of our warrant liability associated with our warrants issued in conjunction with certain of our previous stock offerings. We are required to revalue our liability-classified warrants at the time of each warrant exercise, if applicable, and at the end of each reporting period and reflect in the statement of operations a gain or loss from the change in fair value of the warrant in the period in which the change occurred. We calculated the fair value of the warrants outstanding using the Black-Scholes model. A gain results principally from a decline in our share price during the period and a loss results principally from an increase in our share price.

Interest income, net. Interest income, net increased by approximately $1.0 million for the comparable quarterly periods due to rising interest rates during the past year.

Moleculin Biotech, Inc. Results of Operations for the Year Ended December 31, 2022 as Compared to the Year Ended December 31, 2021

The following table is data derived from the Consolidated Statement of Operations (in thousands) and the discussions that follow are in approximate amounts:

	Year ended December 31,
	2022	2021
Revenue	$—	$—
Operating expenses:
Research and development	18,968	14,418
General and administrative	11,542	8,386
Depreciation and amortization	130	164
Total operating expense	30,640	22,968
Loss from operations	(30,640)	(22,968)
Other income:
Gain from change in fair value of warrant liability	1,335	6,728
Other income, net	40	40
Interest income, net	240	306
Net loss	$(29,025)	$(15,894)

Research and Development Expense

Research and development (R&D) expense was $19.0 million and $14.4 million for the years ended December 31, 2022 and 2021, respectively. The increase in R&D of $4.6 million is mainly related to increased clinical trial activity, as described above, and costs related to manufacturing of additional drug product.

General and Administrative Expense

General and administrative (G&A) expense was $11.5 million and $8.4 million for the years ended December 31, 2022 and 2021, respectively. The increase in G&A of $3.1 million was mainly attributable to an increase in regulatory and legal services, and consulting & advisory fees.

Gain from Change in Fair Value of Warrant Liability

We recorded a gain of $1.3 million during the year ended December 31, 2022 as compared to a gain of $6.7 million, during the year ended December 31, 2021, for the change in fair value on revaluation of our warrant liability associated with our warrants issued in conjunction with our stock offerings. We are required to revalue certain of the warrants at the time of each warrant exercise and at the end of each reporting period and reflect in the statement of operations a gain or loss from the change in fair value of the warrant in the period in which the change occurred. We calculated the fair value of the warrants outstanding using the Black-Scholes model. Generally, a gain results principally from a decline in our share price during the period and a loss results principally from an increase in our share price.

Net Loss

The net loss for the year ended December 31, 2022 was $29.0 million, which included non-cash gains of $1.3 million on warrants in 2022 as compared to $6.7 million in the prior year and approximately$2.3 million of stock-based compensation expense in 2022 as compared to $2.4 million in 2021.

Liquidity and Capital Resources

The following table sets forth our primary sources and uses of cash for the period indicated (table in thousands):

	Nine Months Ended September 30,
	2023	2022
Net cash used in operating activities	$(18,694)	$(20,383)
Net cash used in investing activities	(43)	(67)
Net cash provided by (used in) provided by financing activities	186	(23)
Effect of exchange rate changes on cash and cash equivalents	(15)	(38)
Net decrease in cash and cash equivalents	$(18,566)	$(20,511)

As of September 30, 2023, there was $0.3 million of cash on hand in a bank account in Australia and we know of no related limitations impacting our liquidity in Australia.

Cash used in operating activities

Cash used in operations was $18.7 million for the nine months ended September 30, 2023. This $1.7 million decrease over the prior year period of $20.4 million was primarily due to an overall decrease in expenses, as well as license rights settled in stock.

Cash provided by financing activities

During the nine months ended September 30, 2023, utilizing the Lincoln Park Equity Line, we issued 225,568 shares of common stock (including commitment shares), at an average price of $0.94 per share, resulting in gross proceeds of $0.2 million.

We believe that our existing cash and cash equivalents as of September 30, 2023 will be sufficient to fund our planned operations, which include our current Phase 1B/2 clinical programs and preparations for future clinical trials, into the third quarter of 2024, without the issuance of additional equity for cash. The continuation of our Company as a going concern is dependent upon our ability to obtain necessary equity financing to continue operations and the attainment of profitable operations. We may seek additional funding through a combination of equity offerings, debt financings, government or other third-party funding, commercialization, marketing and distribution arrangements, other collaborations, strategic alliances and licensing arrangements and delay planned cash outlays or a combination thereof. We cannot be certain that such events or a combination thereof can be achieved.

In March 2022, we received a subpoena from the SEC requesting information and documents, including materials related to certain individuals (none of which are our officers or directors) and entities, and materials related to the development of and statements regarding our drug candidate for the treatment of COVID-19. We have received, and expect to continue to receive, periodic further requests from the SEC staff with respect to this matter. We are not aware of the specific nature of the underlying investigation by the SEC, and to the extent that this investigation relates to prior public disclosures that we have made, we believe in the accuracy and adequacy of such prior disclosures. The correspondence from the SEC transmitting the subpoena to us states that the SEC is trying to determine whether there have been any violations of federal securities laws, but that its investigation does not mean that the SEC has concluded that anyone has violated the law or that the SEC has a negative opinion of any person, entity, or security. We cannot predict when this matter will be resolved or what, if any, action the SEC may take following the conclusion of the investigation. We expensed approximately $0.4 million and $1.1 million in related general and administrative fees and expenses for the three months ended September 30, 2023 and 2022, respectively, and $1.4 million and $1.9 million for the nine months ended September 30, 2023 and 2022, respectively.

Off-Balance Sheet Transactions

We do not engage in off-balance sheet transactions.

Recent Accounting Pronouncements

We have implemented all new accounting pronouncements that are in effect and may impact our financial statements and we do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our financial position or results of operations.

Critical Accounting Policies and Significant Judgments and Estimates

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for financial information, and in accordance with the rules and regulations of the United States Securities and Exchange Commission (SEC).

We believe that the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Research and Development Costs

We record accrued expenses for estimated costs of our research and development activities conducted by third-party service providers, which include the conduct of pre-clinical and clinical trials and preparation for clinical trials and contract manufacturing activities. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and we include these costs in accrued liabilities in the balance sheets and within research and development expense in the statement of operations. These costs are a significant component of our research and development expenses. We record accrued expenses for these costs based on the estimated amount of work completed and in accordance with agreements established with these third parties.

We estimate the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers. To date, there have been no material differences from our accrued expenses to actual expenses.

Impairment of Long-Lived Assets

We evaluate the recoverability of our property and equipment and amortizable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable or at a minimum annually during the fourth quarter of the year. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of property and equipment and amortizable intangible assets is not recoverable, the carrying amount of such asset is reduced to fair value.

Acquired in-process research and development (IPR&D) assets are considered indefinite lived until the completion or abandonment of the associated research and development efforts. We evaluate the recoverability of our IPR&D assets for possible impairment annually during the fourth quarter or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of IPR&D assets is measured by a comparison of the carrying amounts its fair value. If such review indicates that the carrying amount of IPR&D assets is not recoverable, the carrying amount of such asset is reduced to fair value.

Components of our Results of Operations, Net Loss and Financial Condition

Operating expenses

We classify our operating expenses into three categories: research and development, general and administrative and depreciation.

Research and development. Research and development expenses consist primarily of:

•	costs incurred to conduct research, such as the discovery and development of our product candidates;

•	costs related to production of clinical supplies, including fees paid to contract manufacturers and drug manufacturing costs;

•

fees paid to clinical consultants, clinical trial sites and vendors, including clinical research organizations, in preparation for clinical trials and our IND and Orphan Drug applications with the FDA; and

•	costs related to compliance with drug development regulatory requirements.

We recognize all research and development costs as they are incurred. Pre-clinical costs, contract manufacturing and other development costs incurred by third parties are expensed as the contracted work is performed.

We expect our research and development expenses to increase in the future as we advance our product candidates into and through clinical trials and pursue regulatory approval of our product candidates in the United States and Europe. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for our product candidates may be affected by a variety of factors including: the quality of our product candidates, early clinical data, investment in our clinical program, competition, manufacturing capability and commercial viability. We may never succeed in achieving regulatory approval for any of our product candidates. As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent, if any, we will generate revenue from the commercialization and sale of our product candidates.

General and administrative

General and administrative expense consists of personnel related costs, which include salaries, as well as the costs of professional services, such as accounting and legal, facilities, information technology and other administrative expenses. We expect our general and administrative expense to increase due to the anticipated growth of our business and related infrastructure as well as accounting, insurance, investor relations and other costs associated with becoming a public company.

Depreciation and Amortization

Depreciation and amortization expense consists of depreciation on our property and equipment. We depreciate our assets over their estimated useful life. We estimate leasehold improvements to have an estimated useful life over the term of the lease or the estimated useful life, whichever is shorter; computer equipment to have a 2-year life; software to have a 3-year life, machinery and equipment to have a 2 to 5 year life and furniture and office equipment to have a 2 to 7 year life.

Accounting for warrants

We issued warrants to purchase shares of common stock related to equity transactions in 2017, 2018, 2019, 2020, and 2021. We account for our warrants issued in accordance with Accounting Standards Codification (ASC) Topic 815, Derivatives and Hedging, guidance applicable to derivative instruments, which requires every derivative instrument within its scope to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings for liability classified warrants. Based on this guidance, we determined that certain of our warrants to purchase shares of common stock related to equity transactions in 2017, 2018, 2019, and 2020 meet the criteria for classification as a liability. Accordingly, the warrants were classified as a warrant liability and are subject to fair value remeasurement at each transaction and balance sheet date. The fair value was estimated using the Black-Scholes option pricing model, based on the market value of the underlying common stock at the measurement date, the contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying common stock.

Our financial instruments consist primarily of non-trade receivables, account payables, accrued expenses, and a warrant liability. The carrying amount of non-trade receivables, accounts payables, and accrued expenses approximates their fair value because of the short-term maturity of such.

We have categorized our assets and liabilities that are valued at fair value on a recurring basis into three-level fair value hierarchy in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

Assets and liabilities recorded in the balance sheets at fair value are categorized based on a hierarchy of inputs as follows:

Level 1 -	Unadjusted quoted prices in active markets of identical assets or liabilities.
Level 2 -

Quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 -	Unobservable inputs for the asset or liability.

Our financial assets and liabilities recorded at fair value on a recurring basis include the fair value of our warrant liability discussed below. The fair value of this warrant liability associated with the February 2017, February 2018, June 2018, March 2019, April 2019, and February 2020 Offerings (Offerings) are included in long-term liabilities on the accompanying financial statements as of December 31, 2022 and 2021 respectively.

We estimated the fair value of the warrant liability issued in our Offerings under ASC 820 as of their issuance date for financial reporting purposes. We used the Black-Scholes option pricing model (BSM) to determine the fair value of the warrants. The BSM model is acceptable in accordance with GAAP. The BSM requires the use of a number of assumptions including volatility of the stock price, the weighted average risk-free interest rate, and the weighted average term of the warrant.

The risk-free interest rate assumption is based upon observed interest rates on zero coupon US Treasury bonds whose maturity period is appropriate for the term of the warrants and is calculated by using the average daily historical stock prices through the day preceding the grant date.

Estimated volatility is a measure of the amount by which our stock price is expected to fluctuate each year during the expected life of the warrants. Beginning in 2020, only the volatility of our stock was used in the BSM as we now have sufficient historic data in our stock price.

Changes in the fair value during the accounting period are shown as other income or expense.

Stock-based compensation

Stock based compensation transactions are recognized as compensation expense in the statement of operations based on their fair values on the date of the grant, with the compensation expense recognized over the period in which a grantee is required to provide service in exchange for the award. We estimate the fair value of options granted using the Black-Scholes option valuation model, and the fair value of restricted stock units using the closing price of our common stock as reported on the date of grant. The Black-Scholes estimate uses assumptions regarding a number of inputs that require us to make significant estimates and judgments. Beginning in 2020, only the volatility of our stock was used in the BSM as we now have sufficient historic data in our stock price.

Income taxes

We account for income taxes using ASC 740 Income Taxes. ASC 740 Income Taxes is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than enactments of and changes in the tax law or rates. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Valuation allowances are provided if, considering available evidence, it is more likely than not that the deferred tax assets will not be realized. ASC 740 clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. ASC 740 provides a benefit recognition model with a two-step approach consisting of “more-likely-than-not” recognition criteria, and a measurement attribute that measures a given tax position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. ASC 740 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements.

Recent accounting pronouncements

See Note 2 to the Notes to Consolidated Financial Statements included below.

BUSINESS

Our Business

We are a clinical stage pharmaceutical company with a growing pipeline, including Phase 2 clinical programs for hard-to-treat cancers and viruses. We have three core technologies, each of which have had one or more drugs successfully complete a Phase 1 clinical trial, based substantially on discoveries made at and licensed from MD Anderson Cancer Center (MD Anderson) in Houston, Texas. Three of our six drug candidates have shown human activity in clinical trials and are currently or have been in Phase 1B/2 or Phase 2 clinical trials. Since our inception, our drugs have completed, are currently in, or have received approval to proceed in eleven clinical trials.

Our Core Technologies

Our core technologies consist of the following:

a) Annamycin or L-Annamycin is a “next generation” anthracycline (one of the most common forms of chemotherapy), designed to be different than currently approved anthracyclines, which are limited in utility because of cardiotoxicity risks and their susceptibility to multidrug resistance mechanisms. Annamycin was designed to avoid multidrug resistance and to be non-cardiotoxic and has shown no cardiotoxicity in subjects treated in clinical trials to date. Furthermore, we have demonstrated safe dosing beyond the dose limitations imposed by regulatory authorities upon currently prescribed anthracyclines due to their inherent cardiotoxicity;

b) our WP1066 Portfolio, which includes WP1066 and WP1220, two of several Immune/Transcription Modulators in the portfolio designed to inhibit p-STAT3 (phosphorylated signal transducer and activator of transcription 3) among other transcription factors associated with tumor activity, while also stimulating a natural immune response to tumors by inhibiting the errant activity of Regulatory T-Cells (TRegs); and

c) our WP1122 Portfolio, which contains compounds (including WP1122, WP1096, and WP1097) designed to exploit the potential uses of inhibitors of glycolysis such as 2-deoxy-D-glucose (2-DG), which we believe may provide an opportunity to cut off the fuel supply of tumors by taking advantage of their high level of dependence on glucose in comparison to healthy cells, as well as viruses that depend upon glycolysis and glycosylation to infect and replicate.

In discussions regarding Annamycin’s lack of cardiotoxicity, we rely on our expert's assessment of certain clinical trial subject data including LVEF, ECHO strain analyses, and cardiac biomarkers – troponins I & T and our pre-clinical and clinical data, some of which are preliminary and subject to change.

Our Focus

We are focused on internally funded development of:

1) Annamycin for the treatment of Soft Tissue Sarcoma metastasized to the lungs (STS lung metastases or STS lung mets)

2) Annamycin in combination with Cytarabine (also known as Ara-C, the combination with Annamycin is referred to as AnnAraC) for the treatment of Acute Myeloid Leukemia (R/R AML or AML).

3) A better formulation for delivery of WP1066 to further support current and possibly future externally funded oncology clinical trials.

We have also recently established a Recommended Phase 2 Dose (RP2D) for WP1122 to potentially enable future externally funded oncology and virology trials. Beyond this, we support development of our core technologies through several externally funded clinical trials and primarily externally funded non-clinical research, with the potential for further studies in the future.

Our Clinical Trials

In the US and Europe, since our inception, we or independent investigators have approval to begin, are currently conducting or have completed eleven internally or externally funded clinical trials for four of our drug candidates – Annamycin, WP1066, WP1220, and WP1122. All clinical trials are or were in the Phase 1 or 2 stage. During 2021, we had four active clinical trials evaluating either Annamycin or WP1066 in the US and Europe. This increased to six active or recently completed trials in 2022 involving Annamycin, WP1066, and WP1122. Starting in 2021 through 2023, there have been seven "right-to-try" (or their foreign equivalent) uses of Annamycin and WP1066. Three of the six clinical trials active in 2022 were internally funded trials of Annamycin and one was an internally funded Phase 1 clinical trial for WP1122 establishing an RP2D.

Moving into 2023 with our internally funded trials focused on Annamycin, we were actively recruiting in two Phase 1B/2 stage clinical trials and have concluded one Phase 1 trial. We have recently concluded recruitment and treatment in one of the Phase 1B/2 trials but are still monitoring progression free survival and overall survival. This now leaves only one Phase 1B/2 clinical trial active with regard to recruiting and treatment. Both of these Phase 1B/2 clinical trials are open label, so we periodically announce safety and efficacy data.

In February 2023, the externally funded Phase 1 clinical trial with WP1066 for the treatment of pediatric brain tumors concluded. We expect up to two externally funded Phase 1B/2 clinical trials for WP1066 in the treatment of GBM and other brain tumors in the first half of 2024. One more pediatric clinical trial may occur later subject to the results of the other two possible clinical trials.

During 2022 and 2023, we or independent investigators filed applications, began recruiting or are currently recruiting for six internally or externally funded clinical trials in the US and Europe.

•

Annamycin - A clinical trial application (CTA) in Poland for a Phase 1B/2 trial of Annamycin in combination with Cytarabine (the combination of which is referred to as AnnAraC) for the treatment of AML (MB-106) was allowed in 2022. This trial was later approved to expand into Italy in 2022 and dosing subjects began there in March 2023. With preclinical data in mice demonstrating a 68% improvement in activity in AML with AnnAraC as compared to Annamycin alone and having concluded our single agent trials of Annamycin in AML showing 80% activity in the highest dosing cohort, we are now focusing our efforts in AML exclusively on this combination trial. This trial is currently recruiting and treating subjects via 9 clinical sites throughout Poland and Italy. A more detailed update is discussed further below.

•

Annamycin - We are currently in a Phase 1B/2 clinical trial (MB-107) using Annamycin for the treatment of soft tissue sarcoma lung metastasese (STS lung mets). This multicenter trial is being conducted in five clinical sites throughout the US. We have concluded recruitment and treatment but are still monitoring progression free survival and overall survival. A more detailed update is discussed further below.

•

Annamycin - An investigator sponsored trial (externally funded) was initiated in Poland in 2022 to study an alternative dosing regimen for Annamycin in the treatment of STS lung mets. This trial began administering drug to subjects in late 2022 and is currently recruiting and treating subjects.

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WP1066 - In 2022, an investigational new drug (IND) application we filed in the US for a Phase 1 clinical trial studying WP1066 for treating glioblastoma multiforme (GBM) in adults went into effect. We anticipate that clinics associated with academic institutions or other health care systems may utilize this IND to begin their own externally funded trials with WP1066. Consistent with our strategy of leveraging external funding for many of our clinical trials, we intend to capitalize on external funding opportunities for investigator-initiated clinical trials in adult cancer patients in late 2023 or in 2024. We supplied drug product to an externally funded pediatric brain tumor trial with WP1066 up to its conclusion in February 2023.

•

WP1122 - Our Phase 1a clinical trial of WP1122 in the United Kingdom for the treatment of COVID-19 (MB-301) began recruiting in 2022, and we completed the trial in late 2022, establishing an RP2D. We completed this trial, and we have issued a clinical study report (CSR). The RP2D established in this trial may possibly aid in future externally funded trials for the treatment of certain viruses and cancers as we look for investigator led studies.

•

WP1122 - In 2022, we filed an IND with the FDA that then went into effect, allowing us to proceed with a clinical trial using WP1122 for the treatment of GBM. This may lead to an investigator-initiated trial (IIT) in oncology.

Additionally, we are in discussions with research institutions in the US and Asia regarding possible externally funded trials or programs involving WP1066.

Recent Business Developments

Below are recent business developments.

Annamycin

New Positive Independent Report of No Cardiotoxicity in Annamycin

In September 2023, we received a new independent assessment for the absence of cardiotoxicity in subjects treated with Annamycin. We now have independent assessments covering 62 subjects that have been treated with Annamycin in four different clinical trials in the U.S. and Europe with no evidence of cardiotoxicity. 50 of all 66 subjects treated to date (which includes the 62 subjects independently assessed) were treated above the FDA’s lifetime maximum anthracycline limit of 550 mg/m2, with 1 subject having been treated with 3420 mg/m2 (or roughly six times the FDA approved lifetime anthracycline exposure) of standard anthracyclines and Annamycin with no evidence of cardiotoxicity.

Data from all subjects in our completed and all evaluable subjects in our ongoing clinical trials (a total of 62 subjects as of the most recent report) were made available to an expert in chemotherapy who is affiliated with a leading research institute in assessing chemotherapy-related cardiotoxicity. After review of this data, the independent expert, in their most recent report, concluded that there was no evidence of cardiotoxicity.

The data made available included left ventricular ejection fraction (LVEF) as determined by echocardiograms, ECHO strain imaging, and Troponin levels. “ECHO strain imaging” is a method in echocardiography (medical ultrasound) for measuring regional or global deformation (contraction or beating) of the myocardium (heart muscle). By strain rate imaging, the simultaneous function of different regions can be displayed and measured. Cardiac health biomarkers such as blood Troponin levels are considered an indicator of potential long-term heart damage.

MB-106 Annamycin in Combination with Cytarabine for the Treatment of AML (“5+3 Therapy”)

On May 2, 2023, we announced successful completion of the first cohort in our Phase 1B portion of our Phase 1B/2 clinical trial using Annamycin in combination with Cytarabine for the treatment of AML (MB-106). This study is utilizing a “5+3” regimen where Annamycin is administered with three days of infusion along with the five days of infusion of Cytarabine. This combination strategy is similar to the familiar “7+3” induction therapy that is considered to be a standard of care in AML, where seven days of Cytarabine infusions are paired with three days of an approved anthracycline (typically, daunorubicin). In the first cohort 3 subjects were treated, all of whom were relapsed from multiple prior therapies. Annamycin was dosed at 190 mg/m2, along with Cytarabine at 2.0 g/m2/day for five days (total dose of 10g/m2). We, at the recommendation of the safety review committee, deemed the first cohort dose as safe and opened the second cohort with the Annamycin dose being increased to 230 mg/m2.

The median number of prior therapies for these 3 subjects in the first cohort was five (range of one to six). 1 subject, who was 78 years of age at the time of the study initiation and enrolled after a single prior multi-year therapy, achieved a CR that has continued to be durable at approximately eight months. This subject has received a second course of treatment at the direction of the treating physician and as allowed per the protocol. The other 2 subjects were shown to have disease progression.

On August 7, 2023, we successfully completed the second cohort at 230 mg/m2 of Annamycin in this combination study. 4 subjects were treated in this cohort, 1 is believed to be relapsed from one or more prior therapies and 3 are believed to be refractory from up to three prior therapies. 1 subject was replaced due to a Serious Adverse Event (SAE) experienced on Day 1 of dosing. The SAE was determined to be unrelated to Annamycin and definitively related to Cytarabine. We, at the recommendation of the safety review committee, deemed the second cohort dose as safe and opened recruitment, including for both first line therapy and for subjects who are refractory to or relapsed after induction therapy, to the Phase 2 portion of the trial. The median number of prior therapies for the 3 evaluable subjects in the second cohort was two (range of one to three) and the median age was 67. 1 subject, who was 64 years of age at the time of enrollment into the study with one prior therapy, was deemed a CR (complete response), which has shown to be durable for approximately three months, which has allowed this subject to proceed to a bone marrow transplant. The other 2 subjects were shown to have disease progression. Durability of CRs is confirmed by repeat bone marrow aspirates (BMA's).

The total CRs in the Phase 1B portion of this combination trial represent 33% (n=6). Notably, these CRs are considered durable. The median age of these subjects was 66.

On October 2, 2023, we announced the initial subjects had been treated in the Phase 2 portion of MB-106. The data below are as reported by the investigation sites as of January 24, 2024. The Company has also begun recruiting 1st line subjects into this trial. The Company continues to treat subjects in the Phase 2 portion of the study.

Among subjects who had an evaluable post treatment bone marrow biopsy, or who dropped out due to an adverse event (AE), there have been 6 complete responses (CR’s) and 1 complete response with incomplete recovery of platelets and/or neutrophils or 40% CR and 47% CR/CRi’s of the intent to treat (ITT) subjects (N=15) and 46% CR’s and 54% CR/CRi’s of the subjects treated (dosed with Annamycin) (N=13). Two subjects experienced adverse events and were not dosed per protocol with one having an allergic reaction to Annamycin, the first the Company has seen in over 70 subjects dosed in the Company’s multiple Annamycin clinical trials; the second adverse event was due to an allergic reaction to cytarabine. The CR/CRi’s have been spread across 3 different sites in two different countries (Poland and Italy) and 7 out of 9 sites participating in the study have recruited subjects to date.

The Company has expanded the study protocol to include a cohort of 1st line subject which should provide data to enable the designing of a potential confirmatory Phase 3 post-approval study, however it does not expect the addition of this cohort to delay its End of Phase 2 (EOP2) Meeting with the FDA. The Company's current planned pathway for approval for Annamycin in combination with Cytarabine for the treatment of AML is as 2nd line. Therefore, the Company's focus is primarily on possibly securing an accelerated approval pathway for the treatment of 2nd line patients (those who were relapsed from or refractory to a 1st line AML therapy). The first 1st line therapy AML subject for Annamycin was recruited, treated, and upon evaluation it was determined that the treatment resulted in a CR.

The first CR subject was treated in February of 2023. The Company has not been notified of any relapses to date, indicating significant durability of the CRs being generated in this study.

There continues to be no evidence of cardiotoxicity as reported by an independent expert’s reports following assessments of ejection fractions, strain analyses, ECGs, and cardiac biomarkers including Troponin-I and T cross all trials (N=62). Most subjects have experienced myelosuppression, febrile neutropenia and/or thrombocytopenia, which are common adverse events with other anthracyclines. Currently, the median age of the 15 intent to treat subjects in MB-106 is 69 years (range of age is 19 to 78 years) with a median number of prior therapies for AML of 1 (range of 0 to 6). The Company has recruited 19 subjects to date with 2 subjects withdrawing from the trial due to adverse events and 4 other subjects not yet having a bone marrow aspirate fully evaluable. The Company may recruit up to 28 subjects in the Phase 1B/2 clinical trial. At the Company’s current rate of recruitment for the study, Moleculin expects to complete recruitment and report topline data in 1H 2024, if not by the end of the first quarter.

Below is a summary of the data to date on this trial which is preliminary and subject to change.

Below in Table 1 is a summary of the above responses in MB-106 and in the concluded MB-105 monotherapy trial on AML.

Table 1 – Summary of Annamycin Responses in AML Studies
Study	Study MB-105 Monotherapy – Last Cohort at 240 mg/m2 (RP2D)	Study MB-106 Combination Therapy – Phase 1B (Annamycin at 190- 230 mg/m2)	Study MB-106 Combination Therapy – Phase 2 To Date (Annamycin at 230 mg/m2)	Study MB-106 Combination Therapy – Phase 1B/2 To Date (Annamycin at 190- 230 mg/m2)
Therapy	Annamycin – Single Agent	Ara-C + Annamycin “5+3+	Ara-C + Annamycin “5+3+	Ara-C + Annamycin “5+3+
Subjects To Date Evaluable	5	6	9	15
CRs	0	2	4	6
CRis	3	0	1	1
Total Response(s) or CRcs	3	2	5	7
Complete Response (CR) Rate	0%	33%	44%	40%
Overall Response (CRc) Rate	60%	33%	56%	47%
Median Prior Therapies (Months of Therapy)	6(N/A)	2.5(9)	1(6)	1(NA)
Median Age - Years (Range)	65(62-73)	66(32-78)	70(19-75)	69(19-78)
Durability of CRs	Not followed	First subject was treated in February 2024 and no relapses have occurred to date	See Data to Left	See Data to Left
N/A - (Not available)

All data presented above from the MB-106 trial are preliminary and subject to change.

MB-107 Annamycin Monotherapy for the Treatment of STS Lung Mets

On September 21, 2023, we announced the completion of enrollment in the Phase 2 portion of our U.S. Phase 1B/2 clinical trial evaluating Annamycin as monotherapy for the treatment of soft tissue sarcoma lung metastases (MB107). Subjects who had stable disease at the time of study discontinuation will continue to be followed for progression free response and overall survival. All subjects had pulmonary metastasis from soft tissue sarcoma and at least one prior therapy. There was no limit on how many prior therapies a subject could have prior to entering this study. Most subjects were heavily treated with other therapies prior to entering our trial with our treatment representing the fourth median therapy for all subjects in the Phase 1B and Phase 2 portion of the trial (range of two to twelve). As of November 6, 2023, as reported by the investigation sites, most subjects in Phase 2 are alive so overall survival data are not available at this time. Below in Table 2 is a summary of progression free survival for evaluable subjects, as discussed further below, by groupings and median overall survival for all subjects evaluable in Phase 1B:

Table 2	MB-107 Summary as of November 9, 2023
Progression Free Survival Months (mos)	All Subjects	Phase 1B All Subjects	Phase 2 All Subjects	All Subjects Treated at < 330 mg/m2	All Subjects with 2 or Fewer Prior Therapies (< 2PT)	All Subjects < 330 mg/m2 & < 2PT
1 mos or >	100%	100%	100%	100%	100%	100%
2 mos or >	59%	67%	53%	61%	83%	78%
3 mos or >	25%	27%	24%	30%	42%	56%
4 mos or >	16%	13%	18%	22%	25%	33%
5 mos or >	9%	7%	12%	13%	8%	11%
6 mos or >	6%	0%	12%	9%	8%	11%
n =	32	15	17	17	12	9
Median mos	2.2	2.2	2.1	2.1	2.6	2.7

Median O/S mos	N/A	11.3	N/A	N/A	N/A	N/A
Overall survival (OS); Not available for Phase 2 subjects at this time, as data continues to develop (N/A)

In the Phase 1B portion of the trial subjects were treated from 210 mg/m2 to 390 mg/m2. In the Phase 2 portion of the trial, an exploratory RP2D of 360 mg/m2 was initiated for the first 3 subjects and a final RP2D of 330 mg/m2 was determined and 14 subjects were treated.

Including the 3 subjects treated at the same dose in the Phase 1B portion of this trial, this equates to 17 total subjects measurable for efficacy at the 330 mg/m2 dose level. Including all measurable subjects at all dose levels in the Phase 1B portion of the trial, 32 subjects were treated with at least one cycle in this study and 27 received at least two cycles of treatment. For the Phase 2 subjects, the median time to entering the MB107 trial from the time of initial diagnosis is estimated to be approximately 20 months, and these subjects have been mostly heavily treated previously for STS lung mets prior to entering our study.

Once all data are collected, we plan a more in-depth presentation of the topline data for this study in 2024. The above information in Table 2 was shared with our investigators in a meeting held during the Connective Tissue Oncology Society Annual Meeting (CTOS) in Dublin, Ireland in early November 2023. Based on the data as shown in Table 2 above, we believe the following observations are in order:

●

Very few trials for subjects with such advanced (median = 20 months from initial diagnosis; all with lung metastases in MB-107) disease progression have been published, making comparisons to historical performance difficult.

●	With this in mind, median OS for subjects in the Phase 1B portion of this study is currently at 11 months, which we believe is notable.
●

Overall median Progression Free Survival (PFS) for the trial is 2.2 months (range 1.2 to 6.9 months) with 7 subjects discontinuing early due to thrombocytopenia. 5 of these subjects negatively impacted this median PFS, which we believe was exacerbated by the extreme advanced stage of the patients and their being weakened by prior therapies.

●	Median PFS improved to 3.4 months for lower doses of Annamycin (≤330 mg/m2) versus the maximum dose used in the trial and for subjects who had fewer prior therapies (<2).

●

These data suggest to us that Annamycin may be best positioned as a first line alternative to the current standard of care with an anthracycline and where the combination of high patient response rate, significant improvement in OS and the absence of cardiotoxicity may improve patient outcomes.

All data presented above from the MB-107 trial are preliminary and subject to change.

WP1066 Portfolio

We continue discussions with two US academic institutions and another foreign academic institution for externally funded trials for the use of WP1066 for the treatment of glioblastomas and/or pediatric brain tumors. We expect to finalize agreements with Northwestern University and FDA filings in the second half of this year (Clinicaltrials.gov ID: NCT05879250). We do not expect the pediatric study to begin until an adult brain tumor trial commences and generates additional data.

Regarding an intravenous formula for WP1066, we continue to work towards and we believe we will be able to announce progress regarding an IV formulation near the end of 2023 or in early 2024.

WP1122 Portfolio

With the data generated from the MB-301 clinical trial setting an RP2D for WP1122 and additional sponsored research, we continue to explore avenues of external funding for further development of this portfolio. For this study, we submitted the final clinical study report in late October 2023.

Other Trials and Publications

Presented Poster at the 2023 Connective Tissue Oncology Society (CTOS) Annual Meeting

We presented preliminary efficacy findings from the Phase 2 portion of our ongoing MB-107 in an abstract titled, “A Phase 1b/2 Study of Liposomal Annamycin (ANN) in Subjects with Previously Treated Soft-Tissue Sarcomas (STS) with Pulmonary Metastases,” was presented by Brian Andrew Van Tine, MD, PhD, Professor of Medicine, Washington University School of Medicine in a poster presentation at the 2023 CTOS Annual Meeting held November 1-4, 2023 in Dublin, Ireland.

Externally Funded Annamycin Trial

A Phase 1B/2 investigator sponsored trial (externally funded) was initiated in Poland in 2022 to study an alternative dosing regimen for Annamycin in the treatment of STS lung mets. This trial has enrolled and begun treatment with subjects in the Phase 1B portion of the study. There will be 3 subjects per cohort with the first cohort treating subjects with 35 mg/m2 of Annamycin per week (3 weeks on and 1 week off per cycle). After two cycles the subjects will receive their end of cycle 2 scan. At the end of two cycles both subjects treated to date demonstrated progressive disease. Preclinical data demonstrated a benefit to weekly dosing of Annamycin versus traditional chemotherapy dosing of every three weeks. We expect a detailed update on this trial in early 2024.

Publication of Data from Successful European Phase 1 Trial Evaluating Annamycin as Single Agent Treatment of Relapsed or Refractory AML

On July 13, 2023, we announced the publication of data from our completed MB-105 European Phase 1 clinical trial assessing the safety and efficacy of Annamycin as a single agent for the treatment of adults with relapsed or refractory AML. The manuscript titled, “Results of a Phase 1 Study of Liposomal Annamycin for the Treatment of Relapsed or Refractory AML Patients After Induction Therapy,” was published in the peer-reviewed British Journal of Cancer Research.

AACR Annamycin Presentation

We announced in April 2023 a presentation at the American Association for Cancer Research (AACR) Annual Meeting 2023 of positive pharmacokinetics and tissue-organ distribution data demonstrating high antitumor activity of Annamycin in preclinical cancer models, such data was based on research sponsored by us. In this research, Annamycin demonstrated increased penetration and accumulation in the liver, which correlated with high antitumor activity in HEPA 1-6 hepatocellular carcinoma and CT26 colon cancer liver metastasis models. This poster was presented at the AACR Annual Meeting 2023, which took place April 14-19, 2023, at the Orange County Convention Center in Orlando, FL. The poster titled, Exploration of Annamycin Organotropism to Target Primary and Metastatic Liver Cancers was presented by Rafal Zielinski, Ph.D., Department of Experimental Therapeutics, Division of Cancer Medicine, The University of Texas MD Anderson Cancer Center as part of the Experimental and Molecular Therapeutic Session: “Novel Antitumor Agents, PI3K/AKT Inhibitors, Proteasome Inhibitors, and Topoisomerases.” The poster outlined results from the analysis of the pharmacokinetics of two formulations of Annamycin, liposome formulated drug product (L-ANN) and free Annamycin (ANN), in the liver in comparison with doxorubicin (DOX) and to determine its tumoricidal potential in a hepatocellular carcinoma (HCC) model in situ and in experimental models of liver metastasis.

During the June 2023 meeting of the IV World Congress of Polish Physicians in Olsztyn, Poland. Dr. Waldemar Priebe, Chair of our Science Advisory Board was invited to lecture. He presented the above referenced AACR presentation “Discovery and Development of Novel Organotropic Anticancer Therapies”.

Licensing

WPD Licensing Agreement

Since February 2019, we were party to a sublicense agreement with WPD Pharmaceuticals (WPD), pursuant to which we sublicensed to WPD certain intellectual property rights, including rights to Annamycin, our WP1122 portfolio, and our WP1066 portfolio (as amended, the “WPD Agreement”). WPD is affiliated with Dr. Waldemar Priebe, our founder. In March 2023, we and WPD agreed to terminate the WPD Agreement. Pursuant to the termination, we agreed to pay WPD (or its designee) $700,000 in cash and shares of our common stock valued at $800,000. In March 2023, we issued 822,115 shares of common stock to WPD's designee as part of the satisfaction of this commitment. With the termination of the WPD Agreement, we now have acquired the rights in certain territories previously sub-licensed to WPD to all of our licensed intellectual property, other than the rights related to non-human animals. Additionally, we acquired the in-process research and development that WPD has created during the term of the agreement. As part of this Agreement, WPD assigned their rights and duties to us for the Phase 1B/2 investigator sponsored trial (externally funded) initiated in Poland in 2022 to study an alternative dosing regimen for Annamycin in the treatment of STS lung mets. The approximate value of the grant supporting this investigator sponsored trial is $1.5 million.

Overview of The Market for Our Oncology Drugs

The American Cancer Society (https://www.cancer.org/latest-news/facts-and-figures-2023.html - as of January 2023) estimates that cancer continues to be the second most common cause of death in the US, after heart disease. A total of 1.9 million new cancer cases and 609,820 deaths from cancer are expected to occur in the US in 2023, which is about 1,670 deaths a day. These statistics do not include either basal cell or squamous cell skin cancers because US cancer registries are not required to collect information on these cancers. These numbers also do not account for the effect the COVID-19 pandemic has likely had on cancer diagnoses and deaths because they are projections based on reported cases through 2019 and deaths through 2020.

Market for Annamycin

Per the American Cancer Society, digestive, reproductive, breast and respiratory cancers comprise most of expected cancer diagnoses in 2023, while cancers like leukemia and brain tumors are considered “rare diseases.” Leukemia in particular, can be divided into acute, chronic and other, with acute lymphoblastic leukemia (ALL) and acute myeloid leukemia (AML) comprising 26,920 of the estimated 59,610 new cases expected in the United States in 2023. The National Cancer Institute estimates that cancer-related direct medical costs in the US were $208.9 billion in 2020, which is likely an underestimate because it does not account for the growing cost of treatment; for example, the list price for many prescription medicines is now more than $100,000 annually.

Our lead drug candidate, Annamycin, is in a class of drugs referred to as anthracyclines, which are chemotherapy drugs designed to destroy the DNA of targeted cancer cells. The approved anthracyclines most commonly used are daunorubicin and doxorubicin and, prior to the expansion of their generic equivalents, annual revenues generated from anthracyclines have been estimated to approximate $1 billion. Acute leukemia is one of a number of cancers that are treated with anthracyclines. One industry report estimates that annual drug revenues generated from the demand for AML-related therapies in the United States, United Kingdom, France, Germany, Italy and Spain were in the range of $153 million in 2016, and it is estimated that this number is increasing with the increase in approved AML treatments – estimated to rise to $1.6 billion by 2025. Of this worldwide amount, The US market is estimated to comprise the largest share.

Leukemia is a cancer of the white blood cells and acute forms of leukemia can manifest quickly and leave patients with limited treatment options. AML is the most common type of acute leukemia in adults. It occurs when a clone of leukemic progenitor white blood cells proliferates in the bone marrow, suppressing the production of normal blood cells. Currently, the only viable option for acute leukemia patients is a bone marrow transplant, also known as a hematopoietic stem cell transplant, which is successful in a significant number of patients. However, in order to qualify for a bone marrow transplant, the patient’s leukemia cells must be decreased to a sufficiently low level. This usually begins with a therapy referred to as “7+3,” which consists of combining seven injections of Cytarabine with 3 infusions of an anthracycline to induce remission (a complete response, or “CR”). This therapy had not improved since it was first used in the 1970s and we estimate that this induction therapy had a success rate of about 20% to 25%. A revision to this therapy was approved in the form of a drug called Vyxeos, which involves combining Cytarabine and an anthracycline (daunorubicin) into a single liposomal injection given 3 times. This improvement appears to have increased the level of CRs to 34% and the overall survival by 3.5 months. Unfortunately, the current clinically approved anthracyclines (including Vyxeos) are cardiotoxic (i.e., can damage the heart), which can limit the dosage amount that may be administered to patients. Additionally, the tumor cells often present de novo or develop resistance to the first-line anthracycline, through what is called “multidrug resistance,” enabling the tumor cells to purge themselves of the available anthracyclines. Consequently, in the majority of these patients there remains no effective therapy for inducing remission sufficient to enable a potentially curative bone marrow transplant and unfortunately most patients will succumb quickly to their leukemia. If a patient’s leukemia reappears before they can be prepared for a bone marrow transplant, they are considered to have “relapsed.” If a patient fails to achieve a sufficient response from the induction therapy to qualify for a bone marrow transplant, they are considered to be “refractory” (resistant to therapy).

Palliative care or focus on overall survival versus curative treatment has become the focus for patients not suitable for traditional chemotherapy. AbbVie’s Venclexta is approved by the FDA in combination with a hypomethylating agent (azacitidine or decitabine) or low-dose AraC (LDAC) for the treatment of newly diagnosed AML in patients who are 75 years of age or older, or for those ineligible for intensive induction chemotherapy due to co-existing medical conditions. While a confirmatory Phase 3 trial (VIALE-C) evaluating Venclexta + LDAC failed to meet an OS endpoint, a larger confirmatory trial evaluating Venclexta + azacitidine demonstrated a survival advantage (15 months vs 10 months) and supported regulatory approvals in the EU (May 2021) and Japan (March 2021).

Together, this group of relapsed and refractory AML patients constitutes our primary focus for treatment with Annamycin and our intent is to pursue FDA approval for Annamycin as a second-line induction therapy for adult relapsed or refractory AML patients.

We believe that pursuing approval as a second line induction therapy for adult relapsed or refractory AML patients is the shortest path to regulatory approval, but we also believe that one of the most important potential uses of Annamycin is in the treatment of children with either AML or ALL (acute lymphoblastic leukemia, which is more common in children). Accordingly, we also intend to pursue approval for pediatric use in these conditions when practicable.

Soft tissue sarcoma is a broad term for cancers that start in soft tissues (muscle, tendons, fat, lymph and blood vessels, and nerves). These cancers can develop anywhere in the body but are found mostly in the arms, legs, chest, and abdomen.

The lungs are the most frequent site of metastasis from soft-tissue sarcomas. It has been estimated that as high as approximately 50% of the STS cases develop lung metastases. Effective systemic therapies for metastatic STS are currently limited; when possible, surgical removal of the lung metastases (known as pulmonary metastatectomy, PM) is the preferred treatment. However, guidelines for the performance of PM for STS do not exist and decisions to operate are often made on an individual basis (American Association for Thoracic Surgery (AATS). (2016, May 16). Increasing survival in soft tissue sarcoma patients with lung metastases undergoing resection. ScienceDaily. Retrieved March 3, 2023 from www.sciencedaily.com/releases/2016/05/160516181330.htm). Metastatectomy and/or chemotherapy are the most common treatments offered to patients with metastatic sarcoma. Pulmonary metastatectomy, either video-assisted or through a formal thoracotomy, has been shown to increase overall survival in select populations of both osseous and soft tissue sarcoma patients. The market is expected to grow as a result of factors like an increase in the patient pool.

We believe that the market size of STS with lung metastases in the seven major markets is expected to rise from $177 million in 2017 to reach $198 million by 2030. According to our estimates, the highest market size of STS with lung metastases was estimated in the United States, followed by Germany. The market of STS with lung metastases is categorized into first-line and second-line therapies. The therapies in first-line treatment involve surgery, off-label treatment, and stereotactic radiation therapy (SBRT). We estimate that around 80% of patients taking the first-line treatment due to relapse of the disease progress on to second-line treatment. Since we know of no approved or emerging therapies for treatment of relapsed/refractory patients, we believe that first-line therapies are often used again in second-line management. Other cancers metastasize to the lungs, including osteosarcoma, breast and colon cancers, for which the relapsed or refractory population is estimated to exceed 8,000 in the US. In addition, there are over 20,000 annual cases of testicular, thyroid, endometrial, renal and cervical cancers which metastasize to the lungs. Given this backdrop, we believe the best initial pathway for Annamycin is to pursue the second-line treatment of STS lung metastasis.

Per the American Cancer Society, in 2023, an estimated 64,050 new cases of pancreatic cancer will be diagnosed in the US and 50,550 people will die from the disease. While pancreatic cancer only accounts for 3.3% of all cancer diagnoses, it has the highest mortality rate of all cancers and is the third leading cause of cancer-related deaths in the US, behind lung and colon cancer. The most effective treatment for pancreatic cancer is surgery, but fewer than 20% of cases are eligible for a surgical approach. The 80% of non-resectable pancreatic cancers are typically treated with chemotherapy and other pharmacotherapies. Global sales of drugs used for the treatment of pancreatic cancer, including Abraxane, Lynparza and Tarceva, exceeded $3 billion in 2020, though this figure includes sales for treatment of other cancers as well. Abraxane will become generic in 2023 which should impact this number. There is a tremendous amount of clinical development activity in pancreatic cancer, with 551 trials ongoing, of which 32 were late-stage.

Market for Our WP1066 (STAT3) Portfolio

Our active development program for WP1066, has potential applications (among others) in the treatment of brain tumors, another rare disease for which there are few available treatments. The leading brain tumor drug is temozolomide, a drug introduced under the brand name Temodar. In 2012, one industry source reported annual revenues of approximately $882 million for Temodar before the expiration of its patent protection, at which point generic versions of the drug began to enter the market and reduce prices.

WP1066 is our most published asset (over 50 peer reviewed articles), and we believe it is one of very few drug candidates in the market focused on the inhibition of p-STAT3, and that its mechanism of action is unique. Clinical research on WP1066 is currently focused on the treatment of adult GBM and childhood brain tumors, including DIPG. An industry recognized data source in late 2020 estimated that the incidence rate of primary malignant brain and central nervous system tumors in the US is 7.4 cases per 100,000 person-years. This translates to an incidence of approximately 20,000 cases of malignant brain cancer per year. It is estimated that more than 81,000 people were living with a diagnosis of primary malignant brain and central nervous system tumor in the United States in 2000. In Europe in 2002, 33,000 people were diagnosed with primary brain/CNS cancers, and of which 85-90% are brain tumors. Incidence in Asians is significantly lower and based on the results of several large epidemiological studies, we estimate a Japanese incidence of close to 3,000 a year. Gliomas (mainly glioblastoma and astrocytomas) account for 78% of malignant tumors.

Diffuse Intrinsic Pontine Glioma (DIPG) - also called: Pontine Glioma or Brainstem Glioma – is a type of pediatric (6-9 years old) tumor that starts in the brain stem. These tumors are called gliomas because they grow from glial cells, a type of supportive cell in the brain. DIPG falls into the Glioma staging system, so they can be classified according to the four stages below based on how the cells look under the microscope. The grades are from the least severe to the most severe: Low Grade: Grade I or II means that the tumor cells are the closest to normal; and High Grade: Grade III or IV means that these are the most aggressive tumors. The main issue with DIPG is that most of these tumors are not classified by grade because biopsy or removal of the tumor is not safe because of the location of the tumor, so they are diagnosed by their appearance on MRI. Symptoms usually develop rapidly in the majority of subjects because of the fast growth of these tumors. The most common symptoms are issues related to balance and walking; eyes, chewing and swallowing, nausea and vomiting, headaches and facial weakness or drooping (usually one side). 10-20% of all pediatric gliomas are DIPG. DIPG impacts an estimated 200 to 400 children per year in the US alone. After diagnosis, median survival is usually nine months. Only 10% live for more than two years. When compared to pediatric glioblastoma, the prognosis for DIPG is the worst with less overall survival. There are no effective treatments for DIPG.

We believe there is a significant unmet need for an effective treatment for DIPG. While chemotherapy trials of over 200 drugs have not shown any impact on the disease, a DIPG subject in the first cohort of the Emory University study of WP1066 responded to treatment with both a radiologic reduction in tumor size and a clinical improvement in symptoms. While this is only an “n” of one, we believe the response is important and encouraging, especially since we believe this was a subtherapeutic dose level. In December 2020, we announced that the FDA had approved our request for a "Rare Pediatric Disease" designation for our drug candidate WP1066. The designation may entitle us to receive a transferrable Priority Review Voucher upon approval of an NDA for one of three indications, including DIPG, medulloblastoma and atypical teratoid rhabdoid tumor. We believe that the early activity we are seeing in WP1066 is both surprising and encouraging. The approval of these three Rare Pediatric Disease designations is a reminder of just how important our efforts are to potentially help children with brain tumors. These vouchers are issued upon drug approval of the rare disease indication from the FDA and once issued, can be transferred to other drug developers. PRVs have historically had significant value and management believes have a value up to $100 million or more.

Additionally, WP1220 which is in the WP1066 Portfolio, has shown activity in a clinical trial for the treatment of CTCL. CTCL is a neoplastic transformation of T-lymphocytes and most often occurs between the ages of 40 and 60. Unlike other forms of non-Hodgkin lymphoma, CTCL is initially manifested as skin lesions (mycosis fungoides "MF"), but later stages involve lymph nodes, circulating tumor cells in the blood, as well as viscera. MF is considered a low-grade cutaneous lymphoma which we estimate accounts for more than half of primary CTCLs. Early-stage MF (Stages I and II; ~70% of subjects) is generally treated with skin-directed treatments (topical therapy) using systemic drugs that do not have significant side effects as secondary treatments. Advanced-stage MF requires more aggressive (systemic) therapies due to more extensive involvement of tissues and organs. Treatment is based mainly on a recently published European Organization for Research and Treatment of Cancer (EORTC) guideline. A consensus guideline for clinical endpoints and response criteria to be incorporated into clinical trials was published. However, due to the rarity of this disease, it has been difficult to perform randomized studies. There is currently no cure for this disease.

The incidence of CTCL is approximately 16,000 worldwide in 2020 (US + EU 48%) and estimated to be growing to 18,000 by 2026. Asia has the highest incidence (38%). Prevalence is estimated to be 42,000 in US & EU growing to 45,000 with prevalence in Japan growing to a total of 49,000 by 2026. Since this is a chronic disease, we believe introduction of a new topical therapy that is more effective and less toxic than currently available topical drugs (if that is what is shown) would be important to this market. The US market was estimated to represent $40 million in annual sales in 2020, yet consists of technologies that are as much as 40 years old. Our WP1220 proof of concept trial for the treatment of CTCL was conducted in 5 subjects, including the treatment of a total of 11 lesions and concluded with a lesion objective response rate (ORR) of 45%, no adverse events and 55% stable disease, resulting in 100% clinical benefit. 60% of the subjects responded with a PR. We believe that a significant unmet need remains for early stage (Stages IA through IIA) CTCL, and therefore, we believe a meaningful opportunity exists for WP1220.

Market for Our WP1122 Portfolio

Certain cancers depend heavily on glycolysis and glycosylation for growth and survival. Additionally, viruses depend on glycolysis and glycosylation for infectivity and replication. Glycolysis and glycosylation can be disrupted by using a glucose decoy known as 2-DG. While 2-DG has been shown to be effective in vitro and may have some activity in humans, its lack of drug-like properties limits its efficacy. Based on our preclinical testing in vitro (against cancers and viruses) and in vivo (against certain cancers only), WP1122 appears to improve the drug-like properties of 2-DG by creating a prodrug of 2-DG that reaches much higher tissue/organ concentrations than 2-DG alone. We believe WP1122 should be well suited as a treatment for highly glycolytic cancers such as GBM and pancreatic cancer.

In addition to the market for GBM described above, pancreatic cancer is a rare and difficult to treat form of cancer. Cancers of the pancreas are a very serious health issue in the United States where pancreatic cancer is the fifth leading cause of cancer deaths following breast cancer; lung cancer, colon cancer, and prostate cancer. Due to difficulties in diagnosis, the intrinsic aggressive nature of pancreatic cancers, and the sparse systemic treatment options available, only approximately 4% of patients diagnosed with pancreatic adenocarcinoma will be alive five years after diagnosis.

Corporate History

We were founded in 2015 by Walter Klemp (our chairman and CEO), Dr. Don Picker (our Chief Science Officer) and Dr. Waldemar Priebe of MD Anderson (Chairman of our Scientific Advisory Board) in order to combine and consolidate the development efforts involving several oncology technologies, based on license agreements with MD Anderson. Dr. Priebe is a Professor of Medicinal Chemistry in the Department of Experimental Therapeutics, Division of Cancer Medicine, at the University of Texas MD Anderson Cancer Center. This effort began with the acquisition of the Annamycin development project from AnnaMed, Inc. followed by the acquisition of the license rights to the WP1122 Portfolio from IntertechBio Corporation. Further, on behalf of Moleculin, LLC, we entered into a co-development agreement with Houston Pharmaceuticals, Inc., which culminated with the merger of Moleculin, LLC into MBI coincident with our initial public offering allowing us to gain control of the WP1066 Portfolio.

In June 2018, we formed Moleculin Australia Pty. Ltd., a wholly owned subsidiary to oversee pre-clinical development in Australia. The Australian government provides an aggressive incentive for research and development carried out in their country. We believe having an Australian subsidiary could provide a great opportunity for quality, pre-clinical and clinical development and reduce the overall cost of our continued drug development efforts.

On January 29, 2021, we completed a one-for-six reverse stock split of our shares of common stock and proportionate reduction in the number of authorized shares of common stock from approximately 72,000,000 shares to approximately 12,000,000. The reverse stock split was effected in accordance with the authorization adopted by our stockholders at our 2020 annual meeting of stockholders.

In July 2021, we formed Moleculin Amsterdam B.V., a wholly owned subsidiary, primarily to act as our legal representative for clinical trials in Europe for Moleculin Biotech, Inc.

Competition

We operate in a highly competitive segment of the pharmaceutical market, which market is highly competitive as a whole. We face competition from numerous sources including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Many of our competitors may have significantly greater financial, product development, manufacturing and marketing resources. Additionally, many universities and private and public research institutes are active in cancer research, and some may be in direct competition with us. We may also compete with these organizations to recruit scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The unmet medical need for more effective cancer therapies is such that oncology drugs are one of the leading class of drugs in development. These include a wide array of products against cancer targeting many of the same indications as our drug candidates. While the introduction of newer targeted agents may result in extended overall survival, we believe that induction therapy regimens are likely to remain a cornerstone of cancer treatment in the foreseeable future.

There are a number of established therapies that may be considered competitive for the cancer indications for which we intend to develop our lead product candidate, Annamycin. A key consideration when treating AML patients is whether the patient is suitable for intensive therapy. The standard of care for the treatment of newly diagnosed AML patients who can tolerate intensive therapy is cytarabine in combination with an anthracycline (e.g., doxorubicin or daunorubicin), typically referred to as a “7+3” regimen. For some patients, primarily those less than 60 years of age, a stem cell transplant could also be considered if the induction regimen is effective in attaining a CR (Complete Response). The 7+3 regimen of cytarabine in combination with an anthracycline has been the standard of care for decades. A patient not suitable for intensive therapy may be offered the option for low-intensity therapy such as low-dose cytarabine, azacitidine or decitabine. It should be noted that, in the United States, these are not approved by the FDA for the treatment of AML patients and there remains no effective therapy for these patients or for relapsed or refractory AML, with the exception of some recently approved targeted therapies that have demonstrated a low level of activity for limited subgroups of AML patients. The initial focus for Annamycin development is in patients for whom the standard induction regimen has failed. Also, several major pharmaceutical companies and biotechnology companies are aggressively pursuing new cancer development programs for the treatment of AML.

A number of attempts have been made or are under way to provide an improved treatment for AML. Celator Pharmaceuticals reported Phase III clinical trial results for a new combined formulation of cytarabine and daunorubicin (commonly used induction therapy drugs) they call Vyxeos. This new liposome formulation provides a 5:1 ratio of cytarabine and daunorubicin in each of three injections. When compared with patients receiving 7 injections of cytarabine and 3 injections of daunorubicin (traditional 7+3 induction therapy), patients receiving Vyxeos achieved an average increase in overall survival of approximately 3.5 months (9.5 months compared with 6 months). Despite this extension of overall survival, Vyxeos did not reduce the toxic side effects of daunorubicin (including cardiotoxicity) and it failed to qualify a majority of patients for curative bone marrow transplant. With these results, Jazz Pharmaceuticals acquired Celator in 2016 and obtained FDA approval. More recently, a new drug called Venetoclax, has been approved for the treatment of AML, targeting patients over 75 years of age or not suitable for typical chemotherapy. We believe that such treatment is focused on overall survival and not complete remission or bridge to transplant.

Drugs attempting to target a subset of AML patients who present with specific gene mutations, such as one referred to as FLT3, have recently received FDA approval, but by definition serve only subsets of the AML population. Other targeted therapies are currently in clinical trials, as well as other approaches that include immunotherapy relying on other biomarkers, other attempts at improved chemotherapy and alternative approaches to radiation therapy. Other approaches to improve the effectiveness of induction therapy are in early-stage clinical trials and, although they do not appear to address the underlying problems with anthracyclines, we can provide no assurance that such improvements, if achieved, would not adversely impact the need for improved anthracyclines. A modified version of doxorubicin designed to reduce cardiotoxicity is in clinical trials for the treatment of sarcoma and, although this drug does not appear to address multidrug resistance and is not currently intended for the treatment of acute leukemia, we can provide no assurance that it will not become a competitive alternative to Annamycin. Although we are not aware of any other single agent therapies in clinical trials that would directly compete against Annamycin in the treatment of relapsed and refractory AML, we can provide no assurance that such therapies are not in development, will not receive regulatory approval and will reach market before our drug candidate Annamycin. In addition, any such competing therapy may be more effective and/or cost-effective than ours.

Soft-tissue sarcomas which have metastasized to the lungs are extremely difficult to treat. There are an estimated 13,600 new cases of soft-tissue sarcoma diagnosed each year, and of those that metastasize, approximately 70% of metastases occur to the lungs. The current standard of care consists of anthracycline therapy or newer-generation drugs such as pazopanib. However, only 20% of patients with STS lung metastases respond to these treatments. There are competitive efforts underway to develop new treatments for STS, including metastatic STS, but few specifically target STS metastases to the lungs.

Non-resectable pancreatic cancers are typically treated with chemotherapy and other pharmacotherapies, including Abraxane, Lynparza and Tarceva. While these products have been commercially successful, their success rates at treating pancreatic cancer are low and fatality rates remain high. This has led to a tremendous amount of clinical development activity in pancreatic cancer, with 551 trials ongoing, resulting in significant competition for pancreatic cancer patients among clinical trials, which could impact development timelines.

Several products have established efficacy for the treatment of SARS-CoV-2 infection and COVID-19, and the continued development of additional therapies has resulted in competition for patients in clinical trials. Products which have obtained approval, either on an emergency use basis or pursuant to full regulatory review, include antiviral antibody therapies from Lilly, Regeneron, GSK and AstraZeneca; small molecule antiviral drugs from Pfizer and Merck; and targeted anti-inflammatory drugs from Lilly and others. If proven to be effective against COVID-19, WP1122 would be expected to compete with other host-based therapies including targeted anti-inflammatory drugs.

Competition for other indications targeted for each of our drug candidates is described above.

Government Regulation

Government authorities at the federal, state and local level in the US, and in analogous levels in other countries extensively regulate, among other things, the development, testing, manufacture, quality control, safety, effectiveness, approval, labeling, packaging, storage, distribution, import, export, record-keeping, reporting, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. The pharmaceutical drug product candidates that we develop must be approved by the FDA before they may be marketed and commercially distributed in the US, and by regulators in other countries before being marketed and commercially distributed there.

In the United States, the FDA regulates pharmaceutical products such as our product candidates under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Pharmaceutical products are also subject to other federal, state and local statutes and regulations. Obtaining regulatory approvals and complying with post-approval requirements generally is expensive, labor-intensive and time-consuming. Failure to comply with the applicable requirements may subject an applicant to administrative or judicial enforcement action, which could include refusal to permit clinical trials to be conducted, refusal to approve an application, withdrawal of an approval, issuance of a warning letter, product recall, product seizure, suspension of production or distribution, fines, refusals of government contracts, and restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Development and Approval

The process required by the FDA before a pharmaceutical product may be marketed in the US generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies;
•	Submission to the FDA of an Investigational New Drug application, or IND, which must become effective before human clinical trials may begin;
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Performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices (GCP) and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed pharmaceutical product for its intended use;

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Submission to the FDA of an NDA for marketing approval that includes substantial evidence of safety and effectiveness from results of clinical trials, as well as the results of preclinical testing, detailed information about the chemistry, manufacturing and controls, and proposed labeling and packaging for the product;

Review of the product candidate by an FDA advisory committee, if applicable;
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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the pharmaceutical product is produced, to assess compliance with current good manufacturing practice, or cGMP, requirements, to assure that the facilities, methods and controls are adequate to preserve the pharmaceutical product’s identity, strength, quality and purity;

•	Potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the NDA; and
•	FDA review and approval of the NDA, including agreement on post-marketing commitments, if applicable.

The development and approval process, as well as post-approval requirements and restrictions, require substantial resources, attention and effort, and the prospects for approval and continued compliance are inherently uncertain.

Preclinical Testing. Before testing any compound in humans in the US, a company must generate extensive preclinical data. Preclinical testing generally includes laboratory evaluation of product chemistry and formulation, as well as toxicological and pharmacological studies in animals to assess the product’s safety and activity. The preclinical work must be done in accordance with Good Laboratory Practice, or GLP, requirements, the Animal Welfare Act, and other applicable regulations. The sponsor must submit the preclinical data in an IND, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol. Unless the FDA notifies the sponsor otherwise, an IND becomes effective 30 days after receipt by the FDA, and the proposed clinical trial may begin. If it expresses concerns to the sponsor, FDA may impose a “clinical hold,” which precludes beginning the study until the issues are resolved. Similarly, once a study has begun, the FDA may impose a clinical hold suspending further activity, pending resolution of agency concerns. Accordingly, we cannot be sure that submission of an IND will result in a clinical trial beginning or that, once begun, a clinical trial will not be suspended or terminated.

IND Application. Clinical trials involve the administration of the product candidate to healthy volunteers or subjects with the targeted disease under the supervision of qualified investigators, generally physicians not employed by or under the clinical trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, how the results will be analyzed and presented and the parameters to be used to monitor subject safety. Each protocol for trials conducted in the US must be submitted to the FDA as part of the IND. Clinical trials must be conducted in accordance with FDA’s good clinical practice, or GCP, regulations, which are intended to safeguard study subjects and support the validity of the resultant data. Further, each clinical trial must be reviewed and approved by an independent institutional review board (IRB) at, or servicing, each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of study participants and for determining that the risks to study participants are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that each study subject (or his or her legal representative) must sign, and is responsible for monitoring the conduct of the study until completed.

Clinical testing. Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The pharmaceutical product is initially administered to humans, usually a small group of healthy human subjects, but occasionally to subjects with the targeted disease. This latter case is usually reserved for product candidates intended for severe or life-threatening diseases (such as cancer) and/or when the product may be too inherently toxic to ethically administer to healthy volunteers. Phase 1 trials generally are intended to determine the metabolism and pharmacologic actions of the drug, the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness. Because our product candidates are being studied for treating cancers and contain cytotoxic agents, our Phase 1 studies are conducted in late-stage cancer patients whose disease has progressed after treatment with other agents, and are focused on establishing a maximum tolerable dose (MTD).

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Phase 2: Here the product candidate is evaluated in a limited patient population to develop data regarding effectiveness, to determine dosage tolerance, optimal dosage and dosing schedule, to gather additional safety information, and to identify patient populations with specific characteristics where the pharmaceutical product may be more effective.

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Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. The studies must be well controlled and usually include a control arm for comparison. One or two Phase 3 studies are usually required by the FDA for an NDA approval, depending on the disease severity and other available treatment options. In some instances, an NDA approval may be obtained based on Phase 2 clinical data, often with the understanding that the approved drug can be sold subject to a confirmatory trial to be conducted post-approval.

Additionally, post-approval studies, also referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are often used to gain additional information about use of the product for its approved indication, and may at times be required by the FDA as a condition of approval.

Clinical trials require submission of annual progress reports to the FDA, and certain events, especially safety-related information, may require making reports to the FDA, investigators, and/or the IRB, and can lead to suspension, modification, or cessation of ongoing trials. Accordingly, clinical trials may not be completed successfully within any specified period, if at all.

Concurrent with clinical trials, companies usually complete additional animal studies, develop additional information about the physical characteristics of the product candidate and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements.

The sponsor of a clinical trial or the sponsor’s designated responsible party may be required to register certain information about the trial and disclose certain results on government or independent registry websites, such as ClinicalTrials.gov. Additionally, a manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational drug or, as applicable, 15 days after the drug receives a designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy.

NDA Submission and Review. The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the pharmaceutical product candidate, proposed labeling and other relevant information are submitted to the FDA as part of an NDA seeking approval to market the product. Under the Prescription Drug User Fee Act (PDUFA), as amended, the submission of an NDA is subject to the payment of a substantial fee, although the fee may be waived under certain circumstances, which may or may not be applicable to us or our partners for any of our product candidates. In addition, under the Pediatric Research Equity Act, as amended, an NDA or supplement to an NDA generally must contain data to assess the safety and effectiveness of the product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers depending on the designated pathway for submission.

The FDA first examines a submitted NDA to determine if the application is sufficiently complete to be accepted for review. If not, the agency may refuse to file the NDA, informing the sponsor of inadequacies to be addressed in a resubmitted application. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once an NDA is accepted for filing, the FDA begins an in-depth review of the application. Pursuant to goals established under PDUFA, the FDA aims to complete the review within 10 months of the 60-day filing date, which would be within 12 months of the date of submission, but that deadline is extended in certain circumstances, including by FDA requests for additional information or clarification.

The FDA also has programs intended to expedite the development and review of new drugs intended to treat serious or life-threatening conditions and address unmet medical needs and/or provide benefits over existing therapies. They include:

•	Priority Review, under which FDA aims to complete the NDA review within eight months of the date of submission;

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Accelerated Approval, where a product may be approved on the basis of data demonstrating an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (IMM) that is reasonably likely to predict an effect on IMM or other clinical benefit;

•	Fast Track, which may provide for FDA review of sections of the NDA on a rolling basis, before the complete application is submitted; and

•	Breakthrough Therapy, which also provides for rolling review and other actions to expedite review of the NDA.

The availability of these programs is determined by the facts surrounding each specific product candidate, the disease or condition it is intended to treat, and the availability and characteristics of alternative treatments. Because those factors are subject to change, even if a product or application is granted designation for one (or more) of these programs, the benefits of the program may ultimately not be available. Additionally, the FDA may rescind designations for certain expedited programs (specifically, Fast Track and Breakthrough Therapy) if the agency determines the product candidate no longer meets the criteria for such programs.

The FDA review of an NDA focuses on determining, among other things, whether the proposed product candidate is safe and effective for its intended use, and whether the product candidate is being manufactured in accordance with cGMP to assure and preserve the product candidate’s identity, strength, quality and purity. The FDA may refer applications for novel pharmaceutical products or pharmaceutical products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA may also determine that a risk evaluation and mitigation strategy (REMS) is necessary to assure the safe use of the product. Among other things, a REMS can include restrictive conditions under which the product may be distributed, which may have a negative impact on the product’s commercial success. If the FDA concludes that a REMS is needed, the NDA sponsor must submit a proposed REMS, and the product will not be approved until FDA determines that the proposed REMS is adequate.

The FDA usually will inspect the facilities at which the product candidate is manufactured, and will not approve the product candidate unless the agency determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with IND study requirements and GCP. The NDA review process also includes evaluation of the proposed labeling, which is often the subject of significant back-and-forth between the sponsor and the agency.

The NDA review and approval process is lengthy and difficult, and may involve FDA requests for additional data or information, which may extend the process and/or lead the agency to refuse to approve the application. This is the case even if requested data or information are submitted, because data are not always conclusive and the FDA may interpret data differently than the sponsor does. If it decides not to approve an NDA, the FDA will issue a complete response letter, which usually describes the specific deficiencies in the NDA and may include recommended actions the applicant might take for the FDA to reconsider the application. The deficiencies may be minor, for example, requiring labeling changes, or more significant, such as requiring additional clinical trials. An applicant receiving a complete response letter may either revise and resubmit the NDA or withdraw the application.

FDA approval of an NDA may impose significant limitations that could weaken the commercial value of the product. This could take the form of a narrow indication or dosage, requiring the labeling to contain contraindications, warnings or precautions to address perceived safety issues, or mandating a REMS that significantly restricts or imposes burdens on how the product is distributed. Additionally, the FDA may require Phase 4 testing as a condition of approval. In particular, the FDA requires Phase 4 testing as a condition of accelerated approval, and may withdraw accelerated approval of a product if a sponsor fails to timely conduct such studies or if those studies fail to confirm safety or effectiveness. Such post-approval requirements can materially impact a product’s commercial prospects. Post-approval modifications to a drug product, such as changes in indications, labeling or manufacturing processes or facilities, may require development and submission of additional information or data in a new or supplemental NDA, which would also require prior FDA approval.

Regulatory Exclusivities. The Orphan Drug Act provides incentives for the development of drugs intended to treat rare diseases or conditions, which generally are diseases or conditions affecting less than 200,000 individuals in the US. If a sponsor demonstrates that a drug is intended to treat a rare disease or condition, the FDA grants orphan drug designation (ODD) for the product for that use. The benefits of ODD include research and development tax credits and exemption from user fees, including the significant application fee otherwise required with submission of an NDA. A drug that is approved for an indication that is within the product’s orphan drug designation is granted seven years of orphan drug exclusivity (ODE). During that period, the FDA generally may not approve any other application for product with the same active moiety for the same use, although there are exceptions, most notably when the later product is shown to be clinically superior to the product with orphan drug exclusivity. A court decision in 2021 broadened the scope of ODE, but the ultimate impact of that decision is yet to be determined, as FDA has stated that it does not intend to apply the court decision to other products, and will instead continue to apply the narrower scope that has long been the agency’s approach.

ODD and ODE are also available from the European Union (EU). ODD in the EU is generally available for drug products intended to treat life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the EU when the application is made. If the orphan-designated product continues to meet the criteria for orphan designation at approval, the approval for an orphan-designated indication conveys a 10-year exclusivity period, during which the competent authorities in the EU may not accept another marketing authorization application and may not grant another marketing authorization for a similar medicinal product (i.e., a medicinal product with an identical active substance, or an active substance with the same principal molecular structural features and that acts via the same mechanisms) for the same therapeutic indication. The 10-year period can be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for the ODD, which can include if the product is sufficiently profitable not to justify market exclusivity. In the EU, ODE does not preclude granting a marketing authorization for a similar medicinal product for the same therapeutic indication, if that medicinal product is demonstrated to be safer, more effective or otherwise clinically superior, or if the company with orphan drug exclusivity is unable to supply sufficient quantities of the product.

Products that are approved to treat rare diseases that are serious or life-threatening and where the serious or life-threatening manifestations primarily affect patients under the age of 19 years of age may qualify for the Rare Pediatric Disease Priority Review Voucher (RPDPRV) program, in which the product sponsor receives upon approval a voucher for priority review of another product. The voucher can be used by the sponsor for a subsequent application that would not in its own right qualify for priority review, or it may be sold to another company for that use. In either case, a RPDPRV may have significant value. Under the current statutory sunset provisions for the RPDPRV program, after September 30, 2024, FDA may award a voucher for an approved rare pediatric disease product application only if the sponsor has rare pediatric disease designation for the drug, and that designation was granted by September 30, 2024. After September 30, 2026, FDA may not award any rare pediatric disease priority review vouchers.

We received ODD for Annamycin for the treatment of AML in 2018, and in 2020 for the treatment of soft tissue sarcomas, and Fast Track Designation for Annamycin for the treatment of relapsed or refractory AML in April 2019. We received ODD for WP1066 for the treatment of glioblastoma in 2019. If WP1066 is timely approved for the treatment of any of the following pediatric diseases, we may qualify for a Rare Pediatric Disease Priority Review Voucher: ependymoma, medulloblastoma, diffuse intrinsic pontine glioma, or atypical teratoid rhabdoid tumor, provided that related statutory sunset provisions are extended.

The federal Food, Drug and Cosmetic Act (FDCA) also provides for a grant of five-year exclusivity with approval of a product containing a new chemical entity (NCE), which generally means that the active moiety has never before been approved in any drug. During this exclusivity period, which runs from the date of the product’s approval, FDA may not accept for filing any Abbreviated New Drug Application (ANDA) for a generic version of the product or any 505(b)(2) NDA (generally an NDA that relies on data that are not the sponsor’s and for which the sponsor has not obtained a right of reference) for a product with the same active moiety. There are circumstances under which the follow-on application can be submitted at four years, and there are provisions that operate to preclude approval of the application for an additional period of time. Also, NCE exclusivity does not block approval of a “full” NDA (generally, an NDA in which the data are the sponsor’s or for which the sponsor has obtained a right of reference). The NCE exclusivity scheme is complicated and evolving; for that reason, although we believe that some of our products will qualify for five-year NCE exclusivity, we cannot be certain that will receive such exclusivity, or that if we do, the exclusivity will effectively protect our market position.

Post-Approval Requirements

Once approved, products are subject to continuing regulation by the FDA, including, among other things, cGMP compliance, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include standards for direct-to-consumer advertising, prohibitions on promoting pharmaceutical products for uses or in patient populations that are not described in the pharmaceutical product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities and promotional activities involving the internet. Although physicians may prescribe legally available pharmaceutical products for off-label uses, manufacturers may not directly or indirectly market or promote such off-label uses. If ongoing regulatory requirements are not met, or if safety or manufacturing problems occur after the product reaches the market, the FDA may at any time withdraw product approval or take actions that would limit or suspend marketing. Additionally, the FDA may require post-marketing studies or clinical trials, changes to a product’s approved labeling, including the addition of new warnings and contraindications, or the implementation of other risk management measures, including distribution-related restrictions, if there are new safety information developments. Further, failure to comply with FDA requirements can have negative consequences including adverse publicity, enforcement letters from the FDA, actions by the US Department of Justice and/or US Department of Health and Human Services Office of Inspector General, mandated corrective advertising or communications with doctors, and civil or criminal penalties.

We rely and expect to continue to rely on third parties for the production of clinical and commercial quantities of our product candidates. Manufacturers of our product candidates are required to comply with applicable FDA manufacturing requirements contained in the agency’s cGMP regulations and related policies. The cGMP regulations require, among other things, adhering to requirements relating to organization and training of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Pharmaceutical product manufacturers and other entities involved in the manufacture and distribution of pharmaceutical products are required to register their establishments with the FDA and certain state agencies and the FDA inspects equipment, facilities, and processes used in manufacturing pharmaceutical products prior to approval. The FDA and certain state agencies also conduct periodic unannounced inspections to re-inspect equipment, facilities, and processes for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Failure to comply with applicable cGMP requirements and conditions of product approval may lead the FDA to take enforcement actions or seek sanctions, including fines, issuance of warning letters, civil penalties, injunctions, suspension of manufacturing operations, operating restrictions, withdrawal of FDA approval, seizure or recall of products, and criminal prosecution. Although we periodically monitor the FDA compliance of our third-party manufacturers, we cannot be certain that our present or future third-party manufacturers will consistently comply with cGMP and other applicable FDA regulatory requirements.

Discovery of problems with a product after approval may result in restrictions on a product, manufacturer or NDA sponsor, including withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Patent Term Restoration

If we receive FDA approval of our pharmaceutical product candidates, and depending upon the timing, duration and specifics of the FDA approval of the use of our pharmaceutical product candidates, some of our product candidates covered by US patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for the patent term lost during product development and the FDA regulatory review process for a product the approval of which is the first permitted commercial marketing of the active pharmaceutical ingredient. However, patent term restoration cannot extend the remaining term of a patent beyond a date 14 years after the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved pharmaceutical product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent unless an extension is obtained. The US Patent and Trademark Office, in consultation with the FDA, reviews and renders a decision on the application for any patent term extension or restoration. In the future, we may be able to apply for extension of patent term for one or more of our currently licensed patents or any future owned patents to add patent life beyond its current expiration date, depending upon the expected length of the clinical trials and other factors involved in the filing of the relevant NDA. We cannot be certain that any of our product candidate’s will qualify for patent term restoration or, if so, for how long the patent term will be extended.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical product candidates for which we may obtain regulatory approval. In the United States and in markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part upon the availability of reimbursement from third-party payers. Third-party payers include government payers such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. The process for determining whether a payer will provide coverage for a pharmaceutical product may be separate from the process for setting the price or reimbursement rate that the payer will pay for the pharmaceutical product. Third-party payers may limit coverage to specific pharmaceutical products on an approved list, or formulary, which might not, and frequently do not, include all the FDA-approved pharmaceutical products for a particular indication. Third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. A payer’s decision to provide coverage for a pharmaceutical product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. In addition, in the United States there is a growing emphasis on comparative effectiveness research, both by private payers and by government agencies. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our pharmaceutical product candidates may not be considered medically necessary or cost-effective. To the extent other drugs or therapies are found to be more effective than our products, payers may elect to cover such therapies in lieu of our products and/or reimburse our products at a lower rate.

Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed upon. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular pharmaceutical product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any pharmaceutical product candidates for which we may receive regulatory approval for commercial sale may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect this will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we may receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

International Regulation

In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future drugs. Whether or not we obtain FDA approval for a drug, we must obtain approval of a drug by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the drug in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future drugs.

Employees

As of December 31, 2023 our workforce consisted of 19 full and part-time employees devoting more than 20 hours per week, in the US. We leverage our work force with other service providers and contractors worldwide, working in a primarily virtual environment, even prior to the COVID-19 pandemic. Our workforce contained 14 full-time employees and 4 part-time employees.

Access to Information

Our website is at www.moleculin.com. We make available, free of charge, on our corporate website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission (SEC). The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. Information contained on our website does not, and shall not be deemed to, constitute part of this prospectus. Our reference to the URL for our website is intended to be an inactive textual reference only.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of all of our directors and executive officers as of January 31, 2024. Our officers are appointed by, and serve at the pleasure of, the Board of Directors.

Name	Age	Position
Walter V. Klemp	64	Chairman of the Board, President and Chief Executive Officer
Jonathan P. Foster	60	Chief Financial Officer and Executive Vice President
Donald Picker	78	Chief Scientific Officer
Robert E. George	73	Director
Michael D. Cannon	78	Director
John Climaco	55	Director
Elizabeth A. Cermak	66	Director
Joy Yan	44	Director

Set forth below is biographical information about each of the individuals named in the tables above:

Walter V. Klemp - Chairman of the Board, President and Chief Executive Officer

Mr. Klemp is a co-founder of our company, and has served as our chairman of the board and chief executive officer since July 2015 and as president since August 2017. Beginning in January 2022, Mr. Klemp began serving in the position as Executive Chairman for Autonomix Medical, Inc. which is a public medical device company focused on technologies related to how diseases involving the peripheral nervous system are diagnosed and treated. From July 2018 until December 2021, Mr. Klemp served as executive chairman on the board of directors of Soliton, Inc., a medical device company focused on developing new technology for use in aesthetics. In December 2021 Soliton, Inc. was acquired by AbbVie, Inc. From November 2011 to July 2018, Mr. Klemp served as chief executive officer of Soliton. Mr. Klemp served as president and chief executive officer of Zeno Corporation from 2004 to April 2011, where he developed and marketed dermatology devices and drugs from concept through FDA approval and market launch. From 1987 to 2000, Mr. Klemp served as chief executive officer and chairman of Drypers Corporation, a publicly traded multinational consumer products company that was listed as #1 on the INC 500 List of America’s Fastest Growing Companies. We believe that Mr. Klemp’s history with our company and background, coupled with his extensive experience in the medical field, provide him with the qualifications to serve as a Chairman of the Board and CEO.

Jonathan P. Foster - Chief Financial Officer and Executive Vice President

Mr. Foster has served as our chief financial officer and executive vice president since August 2016. Mr. Foster brings more than 30 years in financial experience holding a variety of executive and senior financial positions with public, private, start-up to large corporate and international companies. From February 2012 to August 2016, Mr. Foster served as Chief Financial Officer and Executive Vice President of InfuSystem Holdings, Inc., a national provider of infusion pumps and related services to the healthcare industry. From May 2011 to January 2012, Mr. Foster served as a consultant to the Chief Financial Officer of LSG Sky Chefs, USA, Inc., a subsidiary of Deutsche Lufthansa AG.

Prior to that Mr. Foster served in various C-suite capacities with public and private companies with his start beginning as Manager at Deloitte & Touche, LLP. Mr. Foster served on the Board of Financial Institutions for the State of South Carolina from 2006 to 2012 and from June 2018 until December 2021 served on the Board of Directors of Soliton, Inc., a medical device company focused on developing new technology for use in aesthetics, where he was the chair of the Audit and Compensation Committees and the past chair of the Nominating & Governance Committee. In December 2021 Soliton, Inc. was acquired by AbbVie, Inc. Since June 2021, Mr. Foster has served on the Board of Directors of Volcon, Inc. where he is the past chair and current member of the Audit Committee, a member of the Nominating & Governance Committee and is the Chair of the Compensation Committee. Beginning in January 2022, Mr. Foster began serving in on the Board of Directors and Chairman of the Audit and Compensation Committees of Autonomix Medical, Inc. which is a public medical device company focused on technologies related to how diseases involving the peripheral nervous system are diagnosed and treated. Mr. Foster is a Certified Public Accountant (South Carolina) and holds the designation of Chartered Global Management Accountant from the American Institute of Certified Public Accountants. He received his BS in Accounting from Clemson University in 1985.

Donald Picker, PhD - Chief Scientific Officer

Dr. Picker has served as our chief scientific officer since August 2017 after serving as our chief operating officer from July 2015 until August 2017 and as our president from January 2016 to August 2017. From 2006 through 2007, Dr. Picker was the President of Tapestry Pharmaceuticals. From 1998 to 2003, Dr. Picker was CEO of Synergy Pharmaceuticals. Synergy was merged into Callisto Pharmaceuticals where he was vice president of research and development until 2006. Dr. Picker led the development of carboplatin and cisplatin from concept to FDA approval. From 2018 to 2019, Dr. Picker served on the board of directors of CNS Pharmaceuticals, Inc., and Dr. Picker currently serves as the Chief Science Officer of CNS Pharmaceuticals, Inc. on a part-time basis. Dr. Picker received his BS degree from Brooklyn Polytechnic University and his PhD from SUNY Albany in 1975. Dr. Picker is currently devoting only part of his work time to us, and provides services as needed to us.

Robert E. George - Director

Mr. George joined our board of directors upon our IPO. He was a partner with the international accounting firm of PricewaterhouseCoopers (PWC) for 27 years until 2010, where his client service sectors included healthcare, among others. Mr. George currently serves as Chairman of the Audit Committee for The University of Texas Health Science Center at Houston and, since June 2011, has been a member of The University of Texas at Austin, McCombs Graduate School of Business accounting faculty. Mr. George has a B.B.A. - Accounting (cum laude) from the University of North Texas. We believe Mr. George’s deep and broad level of expertise in financial accounting and reporting matters, particularly in the healthcare sector, as a former audit partner at PricewaterhouseCoopers provide him with the qualifications to serve as a director.

Michael D. Cannon - Director

Mr. Cannon joined our board of directors upon our IPO. Between 1997 and 2004, Mr. Cannon was the Chief Science Officer, EVP and a Director of SICOR, Inc., a U.S. public pharmaceutical company, until its acquisition by Teva Pharmaceutical Industries, Inc. SICOR focused on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients and generic biopharmaceuticals. While at SICOR, he oversaw the acquisition and development of the biological business, including initiation and management of international partnerships, as well as on the design, construction, and licensure of protein manufacturing facilities. From July 2005 to December 2009, Mr. Cannon was a member of the scientific advisory board of Trevi Health Ventures LP, a New York investment fund specializing in health care investments. From May 2005 until December 2011, Mr. Cannon was a partner in a private partnership formed to evaluate and perform preliminary development of intellectual property in the healthcare sector. Since 2005, Mr. Cannon has served as a board member for several private companies. Mr. Cannon currently serves on the boards of directors of three privately held biotech companies. He previously served on the board of directors of Athenex, Inc., a public company traded on the NASDAQ. Mr. Cannon has a degree in chemistry from Fordham College. We believe Mr. Cannon’s distinguished career in the biotechnology field, particularly as Chief Science Officer, EVP and a Director of SICOR, a publicly traded company, provide him with the qualifications to serve as a director.

John M. Climaco, Esq. - Director

Mr. Climaco joined our board of directors in July 2017. Mr. Climaco has served as the chief executive officer of CNS Pharmaceuticals, Inc. since September 2017. Mr. Climaco has served in leadership roles in a variety of healthcare companies. From 2014 until 2017, Mr. Climaco served as the Executive Vice ‐President of Perma‐Fix Medical S.A. From 2002 until 2012, Mr. Climaco served as President and CEO of Axial Biotech, Inc., a DNA diagnostics company. Mr. Climaco previously served as a director of Digirad, Inc., a leading national provider of imaging services; PDI, Inc., a provider of outsourced commercial services to pharma companies; InfuSystem Holdings, Inc., the largest supplier of infusion services to oncologists in the United States; and Birner Dental Management Services, Inc., a provider of practice management services to the dental industry. Mr. Climaco obtained his Juris Doctorate Degree from University of California Hastings College of Law, San Francisco, CA and a Bachelors of Philosophy from Middlebury College, Middlebury, VT. Mr. Climaco is active with the State Bar of Utah. We believe Mr. Climaco’s vast experience with development stage companies and his legal background provides him with the qualifications to serve as a director.

Elizabeth Cermak - Director

Ms. Cermak joined our board of directors in October 2020. Ms. Cermak has held numerous board positions in the healthcare space, including currently at Clarus Therapeutics, Inc., where she serves as an Independent Board Director. In addition, Ms. Cermak was formerly an Independent Board Director at Neurana Pharmaceuticals, QUE Oncology and SteadyMed Therapeutics. From 2009 to 2013, Ms. Cermak was the Chief Commercial Officer and Executive Vice President at POZEN, now Aralez Pharmaceuticals. As Chief Commercial Officer at POZEN, Ms. Cermak developed the commercial strategy and launch Plans for the Company's first self-marketed product, and signed licensing deals with Johnson & Johnson, Desitin, and Sanofi. Prior to joining POZEN, Ms. Cermak worked at Johnson & Johnson for 25 years, serving most recently as World-Wide Vice President Personal Products Franchise and Vice President Professional Sales & Marketing, and leading the US Women's Health Pharmaceutical business. We believe Ms. Cermak’s extensive experience in the healthcare industry provides her with the qualifications to serve as a director.

Joy Yan - Director

Dr. Yan joined our board of directors in March 2022. Dr. Yan is a biopharma executive and oncology physician-scientist with extensive experience in early and late clinical development with a successful track record leading the development of multiple oncology products from strategic planning through global submissions and approvals.   Dr. Yan currently serves as Chief Medical Officer of Keymed Biosciences.  She was also an Independent Board Director at Checkmate Pharmaceuticals (which was acquired by Regeneron in 2023) and a member of the Scientific Advisory Board at Ambrx, after her role as the Chief Medical Officer, where she led the pipeline strategy and quickly advanced the development programs. She also assisted on the cross-over financing and IPO. Previously at Bristol Myers Squibb, she led the successful development of multiple oncology products from strategic planning through global submissions and approvals, including BMS’ first FDA Pilot Programs (RTOR, Project ORBIS, AAid) for nivolumab and ipilimumab. She also has broad clinical development experience from her roles with Janssen and Bayer, where she led Phase 1, 2 and 3 studies exploring a variety of MOAs and evaluated NMEs (daratumumab, radium-223, anti-IL3R, Bi-specifics, ADCs, TKIs) across multiple tumor types. Dr. Yan completed her Ph.D. in Biochemistry & Molecular Biology at Johns Hopkins University. She received her M.D. from China Medical University and completed her residency and clinical fellowship at University of Washington. We believe Dr. Yan’s extensive experience with early and late clinical development provides her with the qualifications to serve as a director.

No director is related to any other director or executive officer of our company or our subsidiaries, and, there are no arrangements or understandings between a director and any other person pursuant to which such person was elected as director.

GOVERNANCE OF THE COMPANY

Our Board of Directors

Our Board of Directors oversees the business affairs of Moleculin and monitors the performance of management. Pursuant to our Bylaws, the Board of Directors shall consist of no less than one director. Members of the Board of Directors discussed various business matters informally on numerous occasions throughout the year 2022. The Board held 9 meetings during 2022. In addition to meetings of the full Board of Directors, our Board has established an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee. During 2022, these Board committees held an additional 21 meetings during the year. Specifically, the breakdown of the committee meetings for 2022 are as follows: 7 for the Audit Committee, 9 for the Compensation Committee, and 5 for the Nominating and Corporate Governance Committee. We believe that such interaction between fellow Board members and with management provided proper oversight of the Company. Each incumbent director attended more than 75% of the total number of meetings of the Board of Directors and committee meetings of which such director was a member (held during the period for which such director was in office).

Director Independence

The rules of the Nasdaq Stock Market, or the Nasdaq Rules, require a majority of a listed company’s board of directors to be composed of independent directors. In addition, the Nasdaq Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the Nasdaq Rules, a director will only qualify as an independent director if, in the opinion of our Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq Rules also require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In considering the independence of compensation committee members, the Nasdaq Rules require that our board of directors must consider additional factors relevant to the duties of a compensation committee member, including the source of any compensation we pay to the director and any affiliations with our company.

Our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Mr. Klemp, are independent as defined under the Nasdaq Rules.

Board Committees

We established a Nominating and Corporate Governance Committee, an Audit Committee and a Compensation Committee. Our Board of Directors has adopted and approved a charter for each of these standing committees. The charters, which include the functions and responsibilities of each of the committees, can be found in the “Investors - Corporate Governance” section on our web site at www.moleculin.com.

Audit Committee. The members of the Audit Committee are Robert George (Chairperson), Michael Cannon, John Climaco, and Elizabeth Cermak. Each member of the Audit Committee is independent as defined by the Nasdaq Rules. In addition, each member of the Audit Committee satisfies the additional requirements of the SEC and Nasdaq Rules for audit committee membership, including the additional independence requirements and the financial literacy requirements. The Board has determined that at least one member of the Audit Committee, Mr. George, is an “audit committee financial expert” as defined in the SEC’s rules and regulations. The primary purpose of the Audit Committee is to oversee the quality and integrity of our accounting and financial reporting processes and the audit of our financial statements. The Audit Committee is responsible for selecting, compensating, overseeing and terminating the selection of our independent registered public accounting firm.

Nominating and Corporate Governance Committee. The members of the Nominating and Corporate Governance Committee are Robert George (Chairperson), Michael Cannon, John Climaco, and Elizabeth Cermak. Each member of the Nominating and Corporate Governance Committee is independent as defined by Nasdaq Rules. The primary functions and responsibilities of the Nominating and Corporate Governance Committee are to: (a) determine the qualifications, qualities, skills, and other expertise required to be a director; (b) identify and screen individuals qualified to become members of the Board; (c) make recommendations to the Board regarding the selection and approval of the nominees for director; and (d) review and assess the adequacy of our corporate governance policies and procedures.

Compensation Committee. The members of the Compensation Committee are Michael Cannon (Chairperson), Robert George, John Climaco, and Elizabeth Cermak. Each member of the Compensation Committee is independent as defined by Nasdaq Rules.

The Compensation Committee is responsible for, among other things, reviewing and making recommendations to the Board of Directors with respect to the annual compensation for our Chief Executive Officer. The Compensation Committee also is responsible for reviewing and making recommendations to the Board of Directors regarding the annual compensation and benefits for our other executive officers. The Compensation Committee also, among other things, reviews compensation of the Board, reviews and makes recommendations on all new executive compensation programs that are proposed for adoption and administers the Company’s equity incentive plans. The Compensation Committee is responsible for, among other things, reviewing and making recommendations to the Board of Directors with respect to the annual compensation for our Chief Executive Officer and Chief Financial Officer.

Our Chief Executive Officer and Chief Financial Officer review the performance of our other executive officers (other than themselves) and, based on that review, they then make recommendations to the Compensation Committee about the compensation of executive officers (other than themselves). Neither our Chief Executive Officer nor Chief Financial Officer participate in any deliberations or approvals by the Board or the Compensation Committee with respect to their own compensation. Since 2018, the Compensation Committee has retained Pay Governance, a compensation consulting firm, to evaluate our executive compensation program. Pay Governance’s engagement included assisting the Compensation Committee with the selection of a peer group of companies for benchmarking purposes, and an analysis of our existing executive compensation. The consultant serves at the pleasure of the Compensation Committee rather than management, and the consultant’s fees are approved by the Compensation Committee.

Code of Ethics

We have adopted a written code of ethics that applies to our directors, principal executive officer, principal financial officer, principal accounting officer or controller and any persons performing similar functions. The code of ethics is on the “Investors - Corporate Governance - Governance Documents” section of our web site at www.moleculin.com. We intend to disclose any future amendments to, or waivers from, the code of ethics within four business days of the waiver or amendment through a website posting or by filing a Current Report on Form 8-K with the SEC.

EXECUTIVE COMPENSATION

Executive Officer Compensation

Our named executive officers for the years ended December 31, 2023 and 2022, which consist of our principal executive officer and our two other most highly compensated executive officers, are:

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)	Stock Awards ($) (1) (6)	Option awards ($) (1)	All other compensation ($) (2)	Total ($)
Walter V. Klemp, Chairman, President - Chief Executive Officer (3)	2023	565,000	292,500	323,625	196,431	37,043	1,414,598
	2022	565,000	750,000	335,250	284,791	36,039	1,971,080
Jonathan P. Foster, Executive Vice President and Chief Financial Officer (4)	2023	405,000	156,000	155,813	73,662	50,167	840,642
	2022	405,000	200,000	242,374	196,190	48,688	1,092,252
Donald Picker, Chief Scientific Officer (5)	2023	340,000	124,800	63,563	49,108	21,635	599,105
	2022	340,000	160,000	96,354	82,273	20,842	699,469

(1)       Represents the full grant date fair value of the option grant or restricted stock unit calculated in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the named executive officer. For a summary of the assumptions made in the valuation of the awards, please see Note 6 to our financial statements as of and for the period ended December 31, 2022 included in the 2022 Annual Report.

(2)         Represents payments made by us for medical coverage, term life, dental vision, short and long-term disability, voluntary AD&D and Voluntary life.

(3)       Mr. Klemp's equity awards in 2023 consisted of 400,000 stock options with a grant date fair value of $196,431, and 539,375 restricted stock units with a grant date fair value of $323,625.  Mr. Klemp's equity awards in 2022 consisted of 225,000 stock options with a grant date fair value of $284,791, and 225,000 restricted stock units with a grant date fair value of $335,250.

(4)         Mr. Foster's equity awards in 2023 consisted of 150,000 stock options with a grant date fair value of $73,662, and 259,688 restricted stock units with a grant date fair value of $155,813. Mr. Foster's equity awards in 2022 consisted of 155,000 stock options with a grant date fair value of $196,190, and 162,667 restricted stock units with a grant date fair value of $242,374.

(5)        Mr. Picker’s equity awards in 2023 consisted of 100,000 stock options with a grant date fair value of $49,108, and 105,938 restricted tock units with a grant date fair value of $63,563. Mr. Picker’s equity awards in 2022 consisted of 65,000 stock options with a grant date fair value of $82,273, and 64,667 restricted tock units with a grant date fair value of $96,353.

(6)         On December 29, 2023, the Board of Directors, upon recommendation of the Compensation Committee of the Board, approved performance-based restricted stock units (each, a "PSU") to Mr. Klemp (653,846 PSU's), Mr. Foster (287,692 PSU's), and Mr. Picker (86,154 PSU's), in each case subject to shareholder approval of the increase in the shares subject to the 2015 Stock Plan at the 2024 Annual Meeting. Each PSU will only vest upon both: (A) the approval of the Plan Amendment by the Company stockholders; and (B) the first of the following to occur: (a) a licensing transaction with a valuation, at the time, in excess of $150 million, which valuation shall be determined by the Board; (b) the filing of a new drug application; or (c) upon a Change in Control (as defined in the Plan), in each case subject to the respective executive officer's continued service with us as of each such vesting date. The Company has not recognized any compensation expense and these PSU's are not reflected in the table above related to these awards as the achievement of the Performance Metric is not yet deemed to be probable.

Narrative to Summary Compensation Table

We have established for compensation purposes a compensation year from June 1 until May 31 of each year. In June of each year, our Compensation Committee completes its annual review of executive compensation and determines, after researching comparable companies and using a leading industry survey, the compensation arrangements for the next compensation year.

We review compensation annually for all employees, including our executives. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the individual executive’s performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short and long-term results that are in the best interests of our stockholders and a long-term commitment to our company. We do not target a specific competitive position or a specific mix of compensation among base salary, bonus or long-term incentives. Our Compensation Committee typically reviews and discusses management’s proposed compensation with the Chief Executive Officer and Chief Financial Officer for all executives other than the Chief Executive Officer and Chief Financial Officer. Based on those discussions and its discretion, the Compensation Committee then determines the compensation for each executive officer. Our Compensation Committee, without members of management present, discusses and ultimately approves the compensation of our executive officers.

Compensation Consultant

Since April 2018, the Compensation Committee has retained Pay Governance, a compensation consulting firm, to evaluate our executive compensation program. Pay Governance’s engagement included assisting the Compensation Committee with the selection of a peer group of companies for benchmarking purposes, and an analysis of our existing executive compensation. The consultant serves at the pleasure of the Compensation Committee rather than management, and the consultant’s fees are approved by the Compensation Committee.

Annual Base Salary

For the 2021/2022 compensation year, the base salaries for Mr. Klemp, Mr. Foster, and Dr. Picker were $565,000, $405,000, and $340,000, respectively. For the 2022/2023 compensation year, the base salaries for Mr. Klemp, Mr. Foster, and Dr. Picker were unchanged.

Annual Bonus and Non-Equity Incentive Plan Compensation.

We seek to motivate and reward our executives for achievements relative to our corporate goals and objectives, and with respect to their respective individual goals, for each fiscal year. For the 2021/2022 compensation year, the target bonus for Mr. Klemp, Mr. Foster and Dr. Picker were 66%, 49%, and 47%, respectively, of their base salary. For the 2022/2023 compensation year, the target bonus for Mr. Klemp, Mr. Foster and Dr. Picker are 66%, 49%, and 47%, respectively, of their base salary. With respect to payment of bonuses, our Compensation Committee establishes certain “stretch goals” for our officers that permit a total potential bonus payable of 120% of the established target bonus.

The actual performance-based annual bonus paid is calculated by multiplying the executive’s annual base salary, target bonus percentage, the percentage attainment of the corporate goals established by the Board for such year, which represents the total potential bonus payable to our named executive officers, and the percentage attainment of the individual goals approved by our Compensation Committee with respect to our other executive officers. However, the Compensation Committee is not required to calculate bonuses in this manner and retains discretion in the amounts it awards and the factors it takes into consideration in determining bonus amounts. At the end of the compensation year, the Compensation Committee reviews our performance against our goals and objectives and approves the extent to which we achieved each of our corporate and individual goals and objectives, and, for each named executive officer, the amount of the bonus awarded.

For the 2021/2022 compensation year, bonuses were awarded based on our achievement of specified corporate goals, including the progress of our clinical trials, the improvement of our internal controls and our ability to maintain sufficient funding, and individual goals, as applicable. Based on the level of achievement, our Compensation Committee awarded Mr. Klemp, Mr. Foster and Dr. Picker 90%, 90%, and 90%, respectively, of their potential bonuses for the 2021/2022 compensation year. In addition, in August 2022, our Compensation Committee approved the potential payment of a cash bonus to Mr. Klemp of $375,000 payable upon the dosing of the first patient in our Phase 2 clinical trial of Annamycin for the treatment of soft tissue sarcoma lung metastases. This objective was satisfied in November 2022 and has been included in the table for 2022. These actual bonus amounts are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above.

For the 2022/2023 compensation year, bonuses will be awarded based on our achievement of specified corporate goals, including the progress of our clinical trials, our business development efforts, the improvement in our systems, and our ability to improve our balance sheet strength.

Long-Term Incentives

Our 2015 Stock Plan provides for the grant of stock options, stock awards, stock unit awards and stock appreciation rights to key employees, non-employee directors and consultants.

Each year our Compensation Committee establishes a value for the expected equity grant issuable to each of our named executive officers. For the 2021/2022 compensation year, the fair value of the equity grants for Mr. Klemp, Mr. Foster and Dr. Picker were $975,000, $430,000 and $175,000, respectively. For the 2022/2023 compensation year, the fair value of the equity grants for Mr. Klemp, Mr. Foster and Dr. Picker were established at $975,000, $430,000 and $175,000, respectively, although the final determination for any equity grants remain at the discretion of the Compensation Committee. For options, we set the option exercise price, and grant date fair value based on the closing price of our common stock on Nasdaq on the date of grant. The shares underlying options typically vest in four equal annual installments. For other equity awards, the grant date fair value is based on the closing price of our common stock on Nasdaq on the date of grant.

Performance-based Restricted Stock Units

On December 29, 2023, the Board of Directors, upon recommendation of the Compensation Committee of the Board, approved performance-based restricted stock units (each, a "PSU") to Mr. Klemp (653,846 PSU's), Mr. Foster (287,692 PSU's), and Mr. Picker (86,154 PSU's), in each case subject to shareholder approval of the increase in the shares subject to the 2015 Stock Plan at the 2024 Annual Meeting. Each PSU will only vest upon both: (A) the approval of the Plan Amendment by the Company stockholders; and (B) the first of the following to occur: (a) a licensing transaction with a valuation, at the time, in excess of $150 million, which valuation shall be determined by the Board; (b) the filing of a new drug application; or (c) upon a Change in Control (as defined in the Plan), in each case subject to the respective executive officer's continued service with us as of each such vesting date. The Company has not recognized any compensation expense and these PSU's are not reflected in the table above related to these awards as the achievement of the Performance Metric is not yet deemed to be probable.

Equity Awards

The following table sets forth certain information concerning our outstanding equity awards for our named executive officers at December 31, 2023.

Outstanding Equity Awards At Fiscal Year-End

	Option Awards					Stock Awards (2)
Name	Grant Date of Equity Award	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexerciseable (1)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($) (3)
Walter V. Klemp, Chairman, President - Chief Executive Officer	(4)					653,846	(4)
	6/22/2023	—	400,000	$0.60	6/22/2033
	6/22/2023					539,375	463,000
	6/20/2022	56,250	168,750	1.49	6/20/2032
	6/20/2022					168,750	144,855
	6/16/2021	111,818	111,817	3.73	6/16/2031
	6/16/2021					50,000	42,920
	7/2/2020	62,501	20,833	5.56	7/2/2030
	7/2/2020					14,717	12,633
	7/11/2019	83,334	—	7.86	7/11/2029
	7/11/2019					—	—
	6/6/2018	83,333	—	10.92	6/6/2028
	10/3/2017	56,667	—	14.94	10/3/2027
Jonathan P. Foster, Chief Financial Officer and Executive Vice President	(4)					287,692	(4)
	6/22/2023	—	150,000	$0.60	6/22/2033
	6/22/2023					259,688	222,916
	6/20/2022	38,750	116,250	1.49	6/20/2032
	6/20/2022					122,000	104,725
	6/16/2021	54,386	54,384	3.73	6/16/2031
	6/16/2021					25,000	21,460
	7/2/2020	57,501	19,166	5.56	7/2/2030
	7/11/2019	52,500	—	7.86	7/11/2029
	6/6/2018	50,167	—	10.92	6/6/2028
	10/3/2017	24,167	—	14.94	10/3/2027
	8/19/2016	66,667	—	35.10	8/19/2026
Donald Picker, Chief Scientific Officer	(4)					86,154	(4)
	6/22/2023	—	100,000	$0.60	6/22/2033
	6/22/2023					105,938	90,937
	6/20/2022	16,250	48,750	1.49	6/20/2032
	6/20/2022					48,500	41,632
	6/16/2021	31,338	31,338	3.73	6/16/2031	—	—
	7/2/2020	12,501	4,166	5.56	7/2/2030	—	—
	7/11/2019	16,667	—	7.86	7/11/2029	—	—
	6/6/2018	12,500	—	10.92	6/6/2028	—	—
	10/3/2017	10,000	—	14.94	10/3/2027	—	—

(1)        The shares underlying the options vest in equal annual installments over a four-year period (i.e., one-quarter of each grant vests on the first, second, third and fourth anniversary of the grant date), subject to continued service with us through each applicable vesting date.

(2)         Consists of restricted stock unit awards that vest in four equal annual installments, subject to continued service with us through each applicable vesting date.

(3)         Based on the closing price of our common stock on December 31, 2023 of $0.86.

(4)        On December 29, 2023, the Board of Directors, upon recommendation of the Compensation Committee of the Board, approved performance-based restricted stock units (each, a "PSU") to Mr. Klemp (653,846 PSU's), Mr. Foster (287,692 PSU's), and Mr. Picker (86,154 PSU's), in each case subject to shareholder approval of the increase in the shares subject to the 2015 Stock Plan at the 2024 Annual Meeting. Each PSU will only vest upon both: (A) the approval of the Plan Amendment by the Company stockholders; and (B) the first of the following to occur: (a) a licensing transaction with a valuation, at the time, in excess of $150 million, which valuation shall be determined by the Board; (b) the filing of a new drug application; or (c) upon a Change in Control (as defined in the Plan), in each case subject to the respective executive officer's continued service with us as of each such vesting date. The Company has not recognized any compensation expense related to these awards as the achievement of the Performance Metric is not yet deemed to be probable, as none of the goals have been achieved to date.

Employment Agreements

Klemp Employment Agreement

On January 4, 2024, we entered into an amended and restated employment agreement with Mr. Walter V. Klemp pursuant to which Mr. Klemp agreed to serve as our Chief Executive Officer commencing on such date for an initial term of one year, which is automatically renewed for additional one-year terms unless either party chooses not to renew the agreement. The agreement provided for an initial annual salary of $565,000, which is reviewed annually. Mr. Klemp may receive an annual bonus, provided that the final determination on the amount of the annual bonus, if any, will be made by the Compensation Committee of the Board of Directors, based on criteria established by the Compensation Committee. If Mr. Klemp’s employment is terminated at our election without “cause” (as defined in the agreement), which requires 90 days advanced notice, or by Mr. Klemp for “good reason” (as defined in the agreement), Mr. Klemp shall be entitled to receive severance payments equal to 12 months of Mr. Klemp’s base salary. Mr. Klemp has agreed not to compete with us for 12 months after the termination of his employment. If termination is made in conjunction with a Change of Control (as defined in the agreement), Mr. Klemp may be eligible for an additional 12 months of severance.

Foster Employment Agreement

On January 4, 2024, we entered into an amended and restated employment agreement with Mr. Jonathan P. Foster pursuant to which Mr. Foster agreed to serve as our Chief Financial Officer and Executive Vice President commencing on such date for an initial term of one year, which is automatically renewed for additional one-year terms unless either party chooses not to renew the agreement. The agreement provided for an initial annual salary of $405,000, which is reviewed annually. Mr. Foster may receive an annual bonus, provided that the final determination on the amount of the annual bonus, if any, will be made by the Compensation Committee of the Board of Directors, based on criteria established by the Compensation Committee. If Mr. Foster’s employment is terminated at our election without “cause” (as defined in the agreement), which requires 90 days advanced notice, or by Mr. Foster for “good reason” (as defined in the agreement), Mr. Foster shall be entitled to receive severance payments equal to 12 months of Mr. Foster’s base salary. Mr. Foster has agreed not to compete with us for 12 months after the termination of his employment. If termination is made in conjunction with a Change of Control (as defined in the agreement), Mr. Foster may be eligible for an additional 12 months of severance.

Donald Picker Employment Agreement

On January 4, 2024, we entered into an employment agreement with Mr. Donald Picker pursuant to which Mr. Picker agreed to serve as our Chief Science Officer commencing on such date for an initial term of one year, which is automatically renewed for additional one-year terms unless either party chooses not to renew the agreement. The agreement provided for an initial annual salary of $340,000, which is reviewed annually. If Mr. Picker’s employment is terminated at our election without “cause” (as defined in the agreement), which requires 90 days advanced notice, or by Mr. Picker for “good reason” (as defined in the agreement), Mr. Picker shall be entitled to receive severance payments equal to 12 months of Mr. Picker’s base salary. Mr. Picker has agreed not to compete with us for 12 months after the termination of his employment. If termination is made in conjunction with a Change of Control (as defined in the agreement), Mr. Picker may be eligible for an additional 12 months of severance.

Director Compensation

Our Compensation Committee has engaged Pay Governance LLC, an independent compensation consultant, to advise them on matters relating to our non-employee director compensation program. Based on a review of a compensation study prepared by Pay Governance, our Compensation Committee recommended to our Board and our Board approved the following policy for compensating non-employee members of the Board:

•     Each non-employee director shall receive annual cash compensation of $40,000. In addition, the chairperson of the Audit Committee, Compensation Committee and Nominating and Governance Committee shall receive an annual compensation of $15,000, $10,000 and $7,500, respectively; the other members of such committees shall receive an annual compensation of $7,500, $5,000 and $3,750, respectively; and the Lead Independent Director shall receive an annual compensation of $15,000. All payments will be made within 15 days after calendar quarter end.

•     Upon the initial appointment (or election) of non-employee directors to the Board, the director will be issued a 10-year option to purchase 6,667 shares of our common stock, under our 2015 Stock Plan, with 3-year annual vesting and an exercise price equal the closing price of our common stock on the date of the appointment (or election).

•     Annually, on the date of our annual meeting, each non-employee director that is re-elected at the annual meeting will be issued, upon a motion and approval of the Board of Directors, a 10-year option to purchase 3,334 shares of our common stock, under our 2015 Stock Plan, with 1-year annual vesting and an exercise price equal the closing price of our common stock on the date of the annual meeting.

The following table sets forth the total compensation earned by our non-employee directors in 2023 (Mr. Klemp does not earn additional compensation for his services on the Board, and his compensation is fully reflected in the “-Summary Compensation Table” above):

Name	Year	Fees earned or paid in cash ($)	Option awards ($) (1)	Total ($)
Michael D. Cannon	2023	$61,376	$7,148	$68,524
Robert E. George	2023	$67,752	$7,148	$74,900
John Climaco	2023	$73,897	$7,148	$81,045
Elizabeth Cermak	2023	$56,376	$7,148	$63,524
Joy Yan	2023	$40,000	$7,148	$47,148

(1)          Represents the full grant date fair value of the option award our board approved and granted to each non-employee director, calculated in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the director. For a summary of the assumptions made in the valuation of the awards, please see Note 6 to our financial statements as of and for the period ended December 31, 2022 included in this prospectus. As of December 31, 2023, the aggregate number of shares outstanding under all options to purchase our common stock held by our non-employee directors were: Mr. Cannon - 80,001 shares; Mr. George - 80,001 shares; Mr. Climaco - 77,501 shares, Ms. Cermak - 70,000 shares, and Ms. Yan - 60,000 shares. None of our non-employee directors held stock awards other than options as of December 31, 2023.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of December 26, 2023, regarding beneficial ownership of our common stock by:

•	each of our directors;

•	each of our named executive officers;

•	all directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than five percent of our shares of common stock.

Beneficial ownership is determined according to the rules of the SEC, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security and includes options that are currently exercisable or exercisable within 60 days. Each director or officer, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Moleculin Biotech, Inc., 5300 Memorial Drive, Suite 950, Houston, Texas 77007.

	As of December 26, 2023
	Shares beneficially owned		Percent of Class (1)
Name of Beneficial Owner
Walter V. Klemp	1,373,283	(2)	4.1%
Jonathan P. Foster	424,694	(3)	1.3%
Donald Picker	294,262	(4)	0.9%
Robert George	64,106	(5)	Less than 1%
Michael Cannon	49,446	(6)	Less than 1%
John Climaco	46,946	(6)	Less than 1%
Elizabeth Cermak	39,445	(6)	Less than 1%
Joy Yan	25,001	(6)	Less than 1%
Directors and Executive Officers as a Group (8 persons)	2,317,183	(7)	6.7%

(1) Based on 33,412,696 shares of common stock outstanding as of December 26, 2023.

(2) Includes 238,500 shares held by AnnaMed, Inc. that have been included in the amount for Mr. Klemp. Mr. Klemp has voting and dispositive power over the shares held by AnnaMed, Inc. Includes 453,903 shares underlying options exercisable within 60 days of December 26, 2023.

(3) Includes 344,138 shares underlying options exercisable within 60 days of December 26, 2023.

(4) Of the amount in the table, 105,000 shares held by IntertechBio Corp. have been included in the amounts for Dr. Picker. Dr. Picker shares voting and dispositive power over the shares held by IntertechBio Corp. Includes 99,256 shares underlying options exercisable within 60 days of December 26, 2023.

(5) Includes 49,446 shares underlying options exercisable within 60 days of December 26, 2023.

(6) Consists solely of shares underlying options exercisable within 60 days of December 26, 2023.

(7) Consists of the shares identified in footnotes (2)-(6).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In August 2019, we entered into a sublease with HPI, pursuant to which we granted HPI access to our lab space in exchange for HPI agreeing to pay us 50% of the rent payable under our lease for such lab space. In March 2020, we entered into an agreement with HPI pursuant to which we were permitted to utilize the lab equipment owned or leased by HPI that is located in our lab space in exchange for paying $15,000 to HPI each quarter plus a one-time payment of $20,000. In March 2020, we entered into a consulting agreement, which is terminable on ten days’ notice by either party, with HPI pursuant to which HPI will continue to assist us with research and development. Pursuant to the consulting agreement, we made a one-time payment to HPI of $50,000 and we pay HPI $43,500 per quarter for services.

In March 2020, we entered into a scientific advisory board member agreement with Dr. Waldemar Priebe, our co-founder, pursuant to which we agreed to pay Dr. Priebe an annual amount of $68,500.

In August 2021, we entered into a portfolio development advisory agreement with an entity affiliated with Dr. Priebe. In connection with the services to be provided pursuant to the agreement, we issued the entity a ten-year warrant to purchase 250,000 shares of our common stock with an exercise price of $3.08, which was equal to the market price of our common stock on the effective date of the agreement. The warrant vested as follows: (a) 50% vested upon execution of the agreement, provided the advisor does not terminate the agreement prior to the end of the one-year term; and (b) 50% vested 60 days after the end of the one-year term, subject to our Board of Directors determining that the services to be provided have been adequately performed (which determination occurred); provided that the warrant shall vest in full upon a change of control event.

In September 2022, we entered into a portfolio development advisory agreement with an entity affiliated with Dr. Priebe. In connection with the agreement, we issued the entity a ten-year warrant to purchase 250,000 shares of our common stock with an exercise price of $1.24. The warrant vests as follows: (a) 50% vests upon execution of the agreement, provided the advisor does not terminate the agreement prior to the first anniversary of the agreement; and (b) 50% vests 60 days after the end of the one-year term, subject to our Board of Directors determining that the services provided have been adequately performed; provided that the warrant shall vest in full upon a change of control event.

We currently employ Lindsay Picker, the daughter of Dr. Picker, our president and chief operating officer, as a clinical research associate on an at-will basis. Ms. Picker's total compensation is less than $120,000.

In February 2019, we entered into a sublicense agreement with WPD Pharmaceuticals, Inc. Dr. Priebe is affiliated with WPD Pharmaceuticals, Inc. In March 2023, we and WPD agreed to terminate the sublicense agreement. Pursuant to the termination, we agreed to pay WPD (or its designees) $700,000 in cash and shares of our common stock valued at $800,000. In connection with the termination, WPD agreed to assign all of its rights and obligations to us related to the Phase 1b/2 clinical trial of Annamycin for the treatment of STS lung metastases being conducted at Maria Sklodowska-Curie National Research Institute. With the termination of the WPD sublicense agreement, we now hold the worldwide rights to all of our licensed intellectual property, other than the rights related to non-human animals.

In February 2019, we entered into sublicense agreement with Animal Lifesciences, LLC. Dr. Priebe is affiliated with Animal Lifesciences, LLC. For more information on the terms of this agreement, please see Item 1 - Business-Our Licensing Agreements in our Form 10-K.

In August 2018, CNS Pharmaceuticals, Inc. entered into sublicense agreements with WPD Pharmaceuticals, Inc. and Animal Lifesciences, LLC pursuant to which CNS Pharmaceuticals, Inc. licensed the rights to their lead drug candidate, Berubicin, an anthracycline. Mr. Climaco is the chief executive officer of CNS Pharmaceuticals, Inc. and Dr. Picker is the part-time chief science officer for CNS Pharmaceuticals, Inc. In addition, Dr. Picker was previously a director of CNS Pharmaceuticals, Inc. Dr. Priebe is the founder of CNS Pharmaceuticals, Inc.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Related Party Transactions

Our audit committee charter provides that our audit committee is responsible for reviewing and approving in advance any related party transaction. This will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or will be a participant to, where the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In determining whether to approve a proposed transaction, our audit committee will consider all relevant facts and circumstances including: (i) the materiality and character of the related party’s direct or indirect interest; (ii) the commercial reasonableness of the terms; (iii) the benefit or perceived benefit, or lack thereof, to us; (iv) the opportunity cost of alternate transactions; and (v) the actual or apparent conflict of interest of the related party.

SELLING SHAREHOLDERS

This prospectus covers an aggregate of up to 14,089,672 shares of our common stock issuable upon exercise of the Common Warrants.

The following table sets forth certain information with respect to each selling shareholder, including (i) the shares of our common stock beneficially owned by the selling shareholder prior to this offering, (ii) the number of shares being offered by the selling shareholder pursuant to this prospectus and (iii) the selling shareholder’s beneficial ownership after completion of this offering, assuming that all of the shares covered hereby (but none of the other shares, if any, held by the selling shareholders) are sold. The registration of the shares of common stock issuable to the selling shareholders upon the exercise of the Common Warrants does not necessarily mean that the selling shareholders will sell all or any of such shares.

The table is based on information supplied to us by the selling shareholders, with beneficial ownership and percentage ownership determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a selling shareholder and the percentage ownership of that selling shareholder, shares of common stock subject to Common Warrants held by that selling shareholder that are exercisable within 60 days after the date hereof, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership after this offering is based on 33,412,696 shares outstanding on January 31, 2024.

The registration of these shares of common stock does not mean that the selling shareholders will sell or otherwise dispose of all or any of those securities. The selling shareholders may sell or otherwise dispose of all, a portion or none of such shares from time to time. We do not know the number of shares, if any, that will be offered for sale or other disposition by any of the selling shareholders under this prospectus. Furthermore, the selling shareholders may have sold, transferred or disposed of the shares of common stock covered hereby in transactions exempt from the registration requirements of the Securities Act since the date on which we filed this prospectus.

To our knowledge and except as noted below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Selling Shareholder (1)	Number of shares of common stock beneficially owned prior to this offering (2)		Number of shares of common stock offered (3)	Shares of common stock beneficially owned after sale of all shares of common stock offered pursuant to this prospectus (4)
				Number of Shares	Percent of Class
Walter V. Klemp(5)	1,057,688	376,808	680,880	2.0%
Jonathan P. Foster(6)	138,528	57,972	80,556	*
Sandra Silberman(7)	43,479	28,986	14,493	*
John Paul Waymack(8)	193,913		115,942	77,971	*
Robert George(9)	43,646	28,986	14,660	*
Dennis McNamara(10)	43,479	28,986	14,493	*
Waldemar Priebe(11)	485,334	14,492	470,842	1.4%
Armistice Capital(12)	20,001,500		13,547,500	6,564,000	9.9%

* Less than 1%

(1) The information in this table and the related notes is based upon information supplied by the selling shareholders.

(2) Represents the total number of shares of our common stock issued or issuable to each selling shareholders as of the date of this prospectus, without regard to ownership limitations described in footnote (3) below and without regard to initial exercise dates of the warrants described in footnote (3) below, including (i) all of the shares offered hereby, and (ii) to our knowledge, all other securities held by each of the selling shareholders as of the date hereof.

(3) Assumes that none of the Common Warrants that are exercisable for the shares of our common stock offered hereby have been sold or otherwise transferred prior to the date of this prospectus in transactions exempt from the registration requirements of the Securities Act. The Common Warrants contain beneficial ownership limitations, which provide that a holder of the warrants will not have the right to exercise any portion of its warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of the warrants, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to such conversion or exercise, provided that upon at least 61 days prior notice to us, a holder of Common Warrants may increase or decrease such limitation up to a maximum of 9.99% of the number of shares of common stock outstanding.

(4) Assumes that, after the date of this prospectus and prior to completion of this offering, none of the selling shareholders (i) acquires additional shares of our common stock or other securities or (ii) sells or otherwise disposes of shares of our common stock or other securities held by such selling shareholders as of the date hereof and not offered hereby.

(5) Mr. Klemp is our Chief Executive Officer and a director of the company. Does not include 1,155,303 shares underlying options to purchase common stock and 1,426,688 shares underlying restricted stock units, in each case subject to vesting.

(6) Mr. Foster is our Chief Financial Officer. Does not include 683,938 shares underlying options to purchase common stock and 694,380 shares underlying restricted stock units, in each case subject to vesting.

(7) Dr. Silberman is our Chief Medical Officer – New Products. Does not include 159,227 shares underlying options to purchase common stock, subject to vesting.

(8) Dr. Waymack is our Senior Chief Medical Officer. Does not include 80,001 shares underlying options to purchase common stock, 74,375 shares underlying restricted stock units, and 96,500 shares underlying warrants to purchase common stock held by an affiliate, in each case subject to vesting.

(9) Mr. George is a director of the company. Does not include 80,001 shares underlying options to purchase common stock, subject to vesting.

(10) Mr. McNamara is our Head of Business Development. Does not include 133,334 shares underlying warrants to purchase common stock held by an affiliate, subject to vesting.

(11) Dr. Priebe is our co-founder and member of our scientific advisory board. Does not include 16,667 shares underlying options to purchase common stock and 500,000 shares underlying warrants.

(12) The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The “Number of shares of common stock beneficially owned prior to this offering” and “Shares of common stock beneficially owned after sale of all shares of common stock offered pursuant to this prospectus” include shares underlying certain pre-funded warrants that are subject to a beneficial ownership limitation of 9.99%, which such limitation restricts the Selling Stockholder from exercising that portion of the pre-funded warrants that would result in the Selling Stockholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The “Percent of Class” reflects the foregoing limitation. The Common Warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the Selling Stockholder from exercising that portion of the warrants that would result in the Selling Stockholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable to the selling shareholders to permit the resale of these shares of common stock by the holders of the shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to the registration of the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this registration statement, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with applicable rules of the Financial Industry Regulatory Authority, or FINRA.

In connection with sales of the shares of common stock or otherwise, and unless limited by any contractual arrangements with us, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume and the selling shareholders may also sell shares of common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the SEC, the selling shareholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered pursuant to this registration statement to cover short sales of our common stock made prior to the date the registration statement is declared effective by the SEC.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this registration statement or any amendment to this registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this registration statement. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this registration statement.

The selling shareholders and any broker-dealer or agents participating in the distribution of the shares of common stock offered hereby may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including without limitation, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each selling shareholder has informed us that it is not a registered broker-dealer. Upon being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with in all respects.

Each selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling shareholder will pay all underwriting discounts and selling commissions, if any, and any legal expenses incurred by it. We may indemnify the selling shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the agreements with the selling shareholders, or the selling shareholders may be entitled to contribution.

DESCRIPTION OF SECURITIES

The following summary is a description of the material terms of our capital stock. This summary is not complete and is qualified by reference to our amended and restated certificate of incorporation, as amended, and our amended and restated bylaws, which are filed as exhibits to this prospectus and are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, as amended, our amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law for additional information.

Our amended and restated certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

Shares of our common stock have the following rights, preferences, and privileges:

Voting

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. There is no cumulative voting.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by the our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. The board’s determination to issue dividends will depend upon our profitability and financial condition any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that our board of directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other

Our issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock. Our certificate of incorporation authorizes the board to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

December 2023 Warrants

On December 20, 2023, we entered into Securities Purchase Agreements (the “December Purchase Agreement”) with an institutional investor and several of our executive officers, advisors, and a member of our board of directors (collectively, the “Investors”) for the sale of: (i) 3,602,253 shares (the “Shares”) of our common stock, par value $0.001 per share, and (ii) pre-funded warrants to purchase 3,442,583 shares of common stock in lieu thereof (the “Pre-Funded Warrants”) in a registered direct offering (the “December Offering”). In a concurrent private placement (the “Private Placement”), we also sold to the Investors unregistered warrants to purchase up to an aggregate of 14,089,672 shares of common stock (the “Common Warrants”). The combined purchase price of one share of common stock (or Pre-Funded Warrant in lieu thereof) and accompanying Common Warrant was $0.64 for the institutional investor, and $0.69 for the executive officers, employees, advisors and the member of our board of directors who participated in the December Offering. The December Offering closed on December 26, 2023. The gross proceeds to us from the December Offering were approximately $9.0 million, before deducting placement agent fees and other offering expenses, and excluding the proceeds, if any, from the exercise of the Warrants.

Subject to certain ownership limitations, each of the Common Warrants will become exercisable on the effective date of such stockholder approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market with respect to issuance of all of the Common Warrants and the common stock upon the exercise thereof. Subject to certain ownership limitations, each Common Warrant will have an exercise price of $0.64 per share, expire five years from the date of stockholder approval and will become exercisable beginning on the effective date of stockholder approval for the shares issuable upon the exercise of the Common Warrants.

The Offering of the Shares and Pre-Funded Warrants was made pursuant to a shelf registration statement on Form S-3 (File No. 333-256627) (the “Registration Statement”), which was filed by the Company with the Securities and Exchange Commission on May 28, 2021, and declared effective on June 11, 2021. The Common Warrants to be issued in the Private Placement and the shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder and have not been registered under the Securities Act or applicable state securities laws. Pursuant to the December Purchase Agreement, we agreed to file a registration statement with the SEC registering the resale of the shares underlying the Common Warrants as soon as practicable and in any event within 45 calendar days of the date of the December Purchase Agreement.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws limit the liability of our officers and directors and provide that we will indemnify our officers and directors, in each case, to the fullest extent permitted by the Delaware General Corporation Law.

We have entered into separate indemnification agreements with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws include a number of anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely and given in writing to our corporate Secretary. Generally, to be timely, notice must be received at our principal executive offices not fewer than 120 calendar days prior to the first anniversary date on which our notice of meeting and related proxy statement was mailed to stockholders in connection with the previous year’s annual meeting of stockholders. The notice must contain the information required by the bylaws, including information regarding the proposal and the proponent.

Special Meetings of Stockholders. Our bylaws provides that special meetings of stockholders may be called at any time by only the Chairman of the Board, the Chief Executive Officer, the President or the board of directors, or in their absence or disability, by any vice president.

No Written Consent of Stockholders. Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Exclusive Forum Provision. Our certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), or our certificate of incorporation or the bylaws, and (iv) any action asserting a claim against us governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or Securities Act.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find these provisions of our certificate of incorporation to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Amendment of Bylaws. Our stockholders may amend any provisions of our bylaws by obtaining the affirmative vote of the holders of a majority of each class of issued and outstanding shares of our voting securities, at a meeting called for the purpose of amending and/or restating our bylaws.

Preferred Stock. Our certificate of incorporation authorizes our board of directors to create and issue rights entitling our stockholders to purchase shares of our stock or other securities. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval may delay or deter a change in control of us. See “Preferred Stock” above.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines generally “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “MBRX”.

Transfer Agent

The transfer agent for our common stock is VStock Transfer, LLC located at 18 Lafayette Place, Woodmere, New York 11598.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by ArentFox Schiff LLP, Washington, DC.

EXPERTS

The audited financial statements included in this prospectus and elsewhere in the registration statement have been included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. We make our periodic reports and other information filed with or furnished to the SEC, available, free of charge, through our website as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Additionally, these periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and SEC’s website at www.sec.gov. You may read and copy any document that we file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC’s website referred to above.

INDEX TO FINANCIAL INFORMATION

Moleculin Biotech, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Moleculin Biotech, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Moleculin Biotech, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2017.

Houston, Texas

March 22, 2023

Moleculin Biotech, Inc.

Consolidated Balance Sheets

(in thousands, except for share and per share data)

	December 31,
	2022	2021
Assets
Current Assets:
Cash and cash equivalents	$43,145	$70,903
Prepaid expenses and other current assets	2,451	1,594
Total current assets	45,596	72,497
Furniture and equipment, net of accumulated depreciation of $769 and $638, respectively	275	338
Intangible assets	11,148	11,148
Operating lease right-of-use asset	403	107
Total Assets	$57,422	$84,090

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$2,095	$1,364
Accrued expenses and other current liabilities	2,724	2,258
Total current liabilities	4,819	3,622
Operating lease liability - long-term, net of current portion	335	63
Warrant liability - long-term	77	1,412
Total Liabilities	5,231	5,097

Commitments and contingencies (Note 8)

Stockholders' Equity:
Preferred stock, $0.001 par value; 5,000,000 authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value; 100,000,000 authorized as of December 31, 2022 and December 31, 2021, 28,627,827 and 28,578,338 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	29	29
Additional paid-in capital	153,985	151,733
Accumulated other comprehensive income	12	41
Accumulated deficit	(101,835)	(72,810)
Total stockholders' equity	52,191	78,993

Total liabilities and stockholders' equity	$57,422	$84,090

See accompanying notes to these consolidated financial statements.

Moleculin Biotech, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	Year Ended December 31,
	2022	2021
Revenue	$—	$—
Operating expenses:
Research and development	18,968	14,418
General and administrative	11,542	8,386
Depreciation and amortization	130	164
Total operating expenses	30,640	22,968

Loss from operations	(30,640)	(22,968)

Other income:
Gain from change in fair value of warrant liability	1,335	6,728
Other income, net	40	40
Interest income, net	240	306
Net loss	$(29,025)	$(15,894)

Net loss per common share - basic and diluted	$(1.01)	$(0.59)
Weighted average common shares outstanding, basic and diluted	28,604,397	26,875,927

Comprehensive loss:
Net loss	$(29,025)	$(15,894)
Other comprehensive (loss) income:
Foreign currency translation	(29)	(24)
Comprehensive loss	$(29,054)	$(15,918)

See accompanying notes to these consolidated financial statements.

Moleculin Biotech, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(29,025)	$(15,894)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	130	164
Stock-based compensation	2,275	2,373
Change in fair value of warrant liability	(1,335)	(6,728)
Operating lease, net	92	96
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(857)	431
Accounts payable	731	235
Accrued expenses and other current liabilities	350	372
Net cash used in operating activities	(27,639)	(18,951)
Cash flows from investing activities:
Purchase of fixed assets	(67)	(19)
Net cash used in investing activities	(67)	(19)
Cash flows from financing activities:
Proceeds from exercise of warrants	—	63
Payment of tax liability for vested restricted stock units	(23)	(23)
Proceeds from sale of common stock, net of issuance costs	—	74,684
Net cash provided by (used in) financing activities	(23)	74,724
Effect of exchange rate changes on cash and cash equivalents	(29)	(24)
Net change in cash and cash equivalents	(27,758)	55,730
Cash and cash equivalents, at beginning of year	70,903	15,173
Cash and cash equivalents, at end of year	$43,145	$70,903

See accompanying notes to these consolidated financial statements.

Moleculin Biotech, Inc.

Consolidated Statements of Stockholders’ Equity

(in thousands except for shares and per unit)

	Common Stock		Common Stock Subscribed
	Shares	Par Value Amount	Shares	Par Value Amount	Additional Paid-In-Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Subscription Receivable	Stockholders' Equity
Balance at December 31, 2020	11,536,720	$69	26,966	$—	$74,671	$(56,916)	$65	$(129)	$17,760
Issued for cash - sale of common stock in Q1 2021, net of issuance costs of $6,159	16,883,420	18	(26,966)	—	74,537	—	—	129	74,684
Reverse stock split	14,285	(60)	—	—	60	—	—	—	—
Issuance of common stock with equity purchase agreement, net of issuance costs of $403	107,788	1	—	—	—	—	—	—	1
Issuance of common stock in connection with Consulting Agreement	5,000	—	—	—	5	—	—	—	5
Warrants exercised	10,000	1	—	—	115	—	—	—	116
Common stock issued upon vesting of restricted stock units (net of shares withheld for payment of tax liability)	21,125	—	—	—	(23)	—	—	—	(23)
Stock based compensation	—	—	—	—	2,368				2,368
Consolidated net loss	—	—	—	—	—	(15,894)	—	—	(15,894)
Cumulative translation adjustment	—	—	—	—	—	—	(24)	—	(24)
Balance at December 31, 2021	28,578,338	$29	—	$—	$151,733	$(72,810)	$41	$—	$78,993
Common stock issued upon vesting of restricted stock units (net of shares withheld for payment of tax liability)	49,489	—	—	—	(23)	—	—	—	(23)
Stock based compensation	—	—	—	—	2,275	—	—	—	2,275
Consolidated net loss	—	—	—	—	—	(29,025)	—	—	(29,025)
Cumulative translation adjustment	—	—	—	—	—	—	(29)	—	(29)
Balance at December 31, 2022	28,627,827	$29	—	$—	$153,985	$(101,835)	$12	$—	$52,191

See accompanying notes to these consolidated financial statements.

Moleculin Biotech, Inc.

Notes to the Consolidated Financial Statements

1. Nature of Business

The terms “MBI” or “the Company”, “we”, “our” and “us” are used herein to refer to Moleculin Biotech, Inc. MBI is a clinical-stage pharmaceutical company, organized as a Delaware corporation in July 2015, with clinical programs for hard-to-treat cancers and viruses. The Company has three core technologies, each of which have had one or more drugs successfully complete a Phase 1 clinical trial, based substantially on discoveries made at and licensed from MD Anderson Cancer Center (MD Anderson) in Houston, Texas.

MBI formed Moleculin Australia Pty. Ltd., (MAPL), a wholly owned subsidiary in June 2018, to perform certain preclinical development in Australia. This has enabled the Company to realize the benefits of certain research and development tax credits in Australia. In July 2021, MBI formed Moleculin Amsterdam B.V., a wholly owned subsidiary, primarily to act as its legal representative for clinical trials in Europe for Moleculin Biotech, Inc.

In 2019, the Company sublicensed essentially all of the rights to its technologies in over 25 countries in Europe and Asia to WPD Pharmaceuticals Sp.z o.o. (WPD or WPD Pharmaceuticals) in exchange for a minimum amount of externally funded collaboration on development in Europe over a certain amount of time. This sublicense was terminated in March 2023 as described further below. As a result to this termination, the Company now has the world-wide rights to its technology. Also, in 2019, the Company sublicensed its technologies to Animal Life Sciences, Inc. (ALI), to enable research and commercialization for non-human use and share development data. As part of this agreement, ALI issued to the Company a 10% interest in ALI.

The Company utilizes its own internal resources and funds to conduct some of these trials and also has trials being conducted via physician-sponsored trials which utilizes primarily external funds, usually grant funds, which are not presented in these financial statements.

The Company does not have manufacturing facilities and all manufacturing activities are contracted out to third parties. Additionally, the Company does not have a sales organization. The Company’s overall strategy is to seek potential outlicensing or outsourcing opportunities with development/commercialization strategic partners who are better suited for the marketing, sales and distribution of its drugs, if approved.

2. Basis of presentation, principles of consolidation and significant accounting policies

Reverse Stock Split - On January 29, 2021, the Company filed a Certificate of Amendment to its amended and restated certificate of incorporation with the Secretary of State and the State of Delaware to effect a reverse stock split of all the issued and outstanding shares of the Company's common stock at a ratio of 1 for 6. The accompanying consolidated financial statements and notes to the consolidated financial statements gives retroactive effect to the reverse stock split for all periods presented. Certain amounts in the financial statements, the notes thereto, and elsewhere in the Form 10-K may be slightly different than previously reported due to rounding up of fractional shares as a result of the reverse stock split.

Basis of Presentation - The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the SEC).

Principles of consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company views its operations and manages its business in one operating segment. All material long-lived assets of the Company reside in the United States. In accordance with FASB ASC Topic 280, Segment Reporting, the Company views its operations and manages its business as one segment. As a result, the financial information disclosed herein represents all of the material financial information related to its principal operating segment.

Use of Estimates - The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. This process may result in actual results differing materially from those estimated amounts used in the preparation of financial statements. Estimates are used in the following areas, among others: fair value estimates on intangible assets, warrants, and stock-based compensation expense, as well as accrued expenses and taxes.

Liquidity and Financial Condition - The Company is an early stage company and has not generated any revenues to date. As such, the Company is subject to all of the risks associated with early stage companies. Since inception, the Company has incurred losses and negative cash flows from operating activities. For the years ended December 31, 2022 and 2021, the Company incurred net losses of $29.0 million and $15.9 million, respectively, and had net cash flows used in operating activities of $27.6 million and $19.0 million, respectively. At December 31, 2022, the Company had an accumulated deficit of $101.8 million and cash of $43.1 million. The Company expects its cash on hand as of December 31, 2022 will be sufficient to fund the Company's operations beyond the near term. Such projections are subject to changes in the Company’s internally funded preclinical and clinical activities, including unplanned preclinical and clinical activity. The Company does not expect to experience positive cash flows from operating activities in the near future and anticipates incurring operating losses for the next few years as it supports the development of its core technologies to the point of generating revenue, most likely via outlicensing, and continues to invest in research and development for additional applications of the Company's core technologies and potentially increase its pipeline of drug candidates. If the Company needs to raise additional capital in order to continue to execute its business plan, there is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company. A failure to raise sufficient capital could adversely impact the Company's ability to achieve its intended business objectives and meet its financial obligations as they become due and payable. In March 2022, the Company received a subpoena from the SEC requesting information and documents, including materials related to certain individuals (none of which are the Company's officers or directors) and entities, and materials related to the development of and statements regarding the Company's drug candidate for the treatment of COVID-19. The Company has received, and expects to continue to receive, periodic further requests from the SEC staff with respect to this matter. The Company is not aware of the specific nature of the underlying investigation by the SEC, and to the extent that this investigation relates to prior public disclosures that it has made, the Company believes in the accuracy and adequacy of such prior disclosures. The correspondence from the SEC transmitting the subpoena to the Company states that the SEC is trying to determine whether there have been any violations of federal securities laws, but that its investigation does not mean that the SEC has concluded that anyone has violated the law or that the SEC has a negative opinion of any person, entity, or security. The Company cannot predict when this matter will be resolved or what, if any, action the SEC may take following the conclusion of the investigation. During the year ended December 31, 2022, the Company has expensed approximately $2.4 million in related legal fees and expenses.

Cash and Cash Equivalents - Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company maintains cash accounts principally at one financial institution in the US, which at times, may exceed the Federal Deposit Insurance Corporation's limit. The Company has not experienced any losses from cash balances in excess of the insurance limit. The Company’s management does not believe the Company is exposed to significant credit risk at this time due to the financial condition of the financial institution where its cash is held.

Prepaid Expenses and Other Current Assets - Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2022	2021
Prepaid sponsored research	$1,028	$474
Vendor prepayments and deposits	801	486
Prepaid insurance	600	589
Related party receivables	20	22
Non-trade receivables	2	23
Total prepaid expenses and other current assets	$2,451	$1,594

Property and equipment - Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line depreciation method as follows:

Years
Leasehold improvements	Shorter of estimated useful lives or the term of the lease
Computer equipment	2
Software	3
Machinery and equipment	2 to 5
Furniture and office equipment	2 to 7

Intangible assets - Intangible assets with finite lives are amortized using the straight-line method over their estimated period of benefit. Acquired intangible assets identified as in-process research and development (IPR&D) assets, are considered indefinite lived until the completion or abandonment of the associated research and development efforts. If the associated research and development effort is abandoned, the related IPR&D assets will be written-off and the Company will record a noncash impairment loss on its statements of operations. For those compounds that reach commercialization, the IPR&D assets will be amortized over their estimated useful lives. Intangible assets are tested for impairment on an annual basis, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. The Company evaluates the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. No impairments of intangible assets have been identified during any of the periods presented.

Operating Lease Right-of-Use Asset - The Company determines if an arrangement is a lease at contract inception or during modifications or renewal of an existing lease. Operating lease assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the commencement date of the lease based upon the present value of lease payments over the lease term. The lease payments used to determine the Company's operating lease assets may include lease incentives, stated rent increases and escalation clauses linked to rates of inflation when determinable and are recognized in the Company's operating lease assets in the Company's consolidated balance sheet. The Company has elected the practical expedient and does not separate lease components from nonlease components for its leases. The Company's operating leases are reflected in operating lease right-of-use asset (ROU), accrued expenses and other current liabilities, and operating lease liability - long-term in the Company's consolidated balance sheets. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Short-term leases, defined as leases that have a lease term of 12 months or less at the commencement date, are excluded from this treatment and are recognized on a straight-line basis over the term of the lease. Refer to Note 8 - Commitments and Contingencies - Lease Obligations Payable for additional information related to the Company’s operating leases.

Sublicense Arrangement - The Company has a sublicense arrangement which consists of an investment in ALI in which it does not have the ability to exercise significant influence over its operating and financial activities. Management evaluates this investment for possible impairment quarterly.

Fair Value of Financial instruments - The Company's financial instruments consist primarily of non-trade receivables, account payables, accrued expenses and a warrant liability. The carrying amount of non-trade receivables, accounts payables, and accrued expenses approximates their fair value because of the short-term maturity of such.

The Company has categorized its assets and liabilities that are valued at fair value on a recurring basis into three-level fair value hierarchy in accordance with US GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

Assets and liabilities recorded in the balance sheets at fair value are categorized based on a hierarchy of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets of identical assets or liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs for the asset or liability.

The Company’s financial assets and liabilities recorded at fair value on a recurring basis include the fair value of its warrant liability discussed in Note 5.

The following table provides the financial assets and liabilities reported at fair value and measured on a recurring basis at December 31, 2022 and 2021 (in thousands):

Description	Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Fair value of warrant liability:
December 31, 2022	$77	$—	$—	$77
December 31, 2021	$1,412	$—	$—	$1,412

 The following table provides a summary of changes in fair value associated with the Level 3 liabilities for the years ended December 31, 2022 and 2021 (in thousands):

Warrant Liability Long-Term
December 31, 2020	$8,192
Exercise of warrants	(52)
Change in fair value - net	(6,728)
December 31, 2021	$1,412
Change in fair value - net	(1,335)
December 31, 2022	$77

The above table of Level 3 liabilities begins with the valuation as of December 31, 2020 and adjusts the balances for changes that occurred during the years. The ending balance of the Level 3 financial instrument presented above represent the Company's best estimates and may not be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

Income Taxes - The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of reported assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740-10 which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on its tax return. The Company evaluates and records any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon examination and ultimate settlement with the tax authorities in the tax jurisdictions in which it operates.

Translation of Foreign Currencies - The functional currency for the Company's foreign subsidiaries is the local currency. For the Company's non-US subsidiaries that transact in a functional currency other than the US dollar, assets and liabilities are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average foreign currency rates for the period. Adjustments resulting from the translation of the financial statements of the Company's foreign operations into US dollars are excluded from the determination of net income and are recorded in accumulated other comprehensive income, a separate component of equity.

Stock-based Compensation - Stock-based compensation expense includes the estimated fair value of equity awards vested or expected to vest during the reporting period. The Company accounts for its stock-based compensation awards in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires all stock-based payments to employees, including grants of employee stock options, restricted stock units, modifications to existing stock options, and equity classified warrants to be recognized in the consolidated statements of operations based on their fair values. The grant date fair value of stock options and equity classified warrants are calculated using the Black-Scholes option pricing model and the grant date fair value of restricted stock awards is determined using the closing price of the Company’s common stock on the date of grant (or if the date of grant is not a business day, on the business day prior to the date of the grant). The awards are subject to service vesting conditions. Compensation expense related to awards to employees and directors with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term, net of forfeitures which are recognized as they occur. Compensation expense related to awards to non-employees with performance-based vesting conditions is recognized based on the grant date fair value. Effective January 1, 2020, the Company began using the volatility of its own stock since it now has sufficient historic data in its stock price.

Loss Per Common Share - Basic net loss per common share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. For purposes of this calculation, options to purchase common stock, restricted stock units subject to vesting and warrants to purchase common stock were considered to be common stock equivalents. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. For the years ended December 31, 2022, and 2021, approximately 5.5 million and approximately 4.3 million, respectively, of potentially dilutive shares were excluded from the computation of diluted earnings per share due to their antidilutive effect.

Research and Development Costs - Research and development costs are expensed as incurred. These costs consist primarily of salaries and benefits of research and development personnel, costs related to research activities, preclinical studies, clinical trials, drug manufacturing and allocated overhead and facility-related expenses.

Subsequent Events - The Company’s management reviewed all material events through the date these consolidated financial statements were issued for subsequent event disclosure consideration as described in Note 9 and elsewhere in other notes to the financial statements.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU No. 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) (ASU 2020-06). ASU 2020-06 simplifies the complexity associated with applying US GAAP for certain financial instruments with characteristics of both liabilities and equity, including convertible instruments and contracts in an entity's own equity. The guidance was effective for the Company beginning on January 1, 2022 and prescribes different transition methods for the various provisions. The Company's adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. ASU 2021-04 clarifies certain aspects of the current guidance to promote consistency among reporting of an issuer's accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update were effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company’s adoption of this pronouncement effective January 1, 2022 did not have a material impact on the Company’s condensed consolidated financial statements.

The Company does not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

3. Intangible Assets

In conjunction with its acquisition of Moleculin, LLC in 2016, the Company recognized an intangible asset for acquired in-process research and development (IPR&D) related to the acquired WP1066 portfolio. As the Company's WP1066 portfolio is currently in development, the Company’s IPR&D intangible asset will not be amortized until development is complete. If the associated research and development effort is abandoned, the Company’s IPR&D intangible asset will be written-off and the Company will record a noncash impairment loss on its statements of operations. For those compounds that reach commercialization, the IPR&D assets will be amortized over their estimated useful lives. IPR&D was $11.1 million as of December 31, 2022 and 2021, respectively.

4. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities at December 31, 2022 and 2021 consist of the following components (in thousands):

	December 31,
	2022	2021
Accrued research and development	$1,337	$1,005
Accrued payroll and bonuses	748	606
Accrued legal, regulatory, professional and other	437	442
Operating lease liability - current	116	96
Accrued liabilities due to related party	86	109
Total accrued expenses and other current liabilities	$2,724	$2,258

Additionally, accounts payable includes $64,000 and $48,000 as of December 31, 2022 and 2021, respectively, for related party payables.

5. Warrants

Upon its issuance of warrants to purchase shares of common stock, the Company evaluates the terms of the warrant issue to determine the appropriate accounting and classification of the warrant issue pursuant to FASB ASC Topic 480, Distinguishing Liabilities from Equity, FASB ASC Topic 505, Equity, FASB ASC 815, Derivatives and Hedging, and ASC 718, Compensation - Stock Compensation. Warrants are classified as liabilities when the Company may be required to settle a warrant exercise in cash and classified as equity when the Company settles a warrant exercise in shares of its common stock.

Liability classified warrants are valued at fair value at the date of issue and at each reporting date pursuant to FASB ASC 820, Fair Value Measurement, (ASC 820) and is reflected as a warrant liability on the Company's consolidated balance sheet with the change in the warrant liability during each reporting period is reflected as a gain (loss) from change in fair value of warrant liability in the Company's consolidated statement of operations.

Equity classified warrants issued to non-employees in exchange for services are accounted for in accordance with ASC 718 which requires all stock-based payments be recognized in the consolidated statements of operations based on their fair value. For further information, see Note 2. Basis of presentation, principles of consolidation and significant accounting policies – Stock-based Compensation.

At December 31, 2022 and 2021, the Company has the following warrants outstanding:

	Number of Shares Under Outstanding Warrants at December 31, 2022	Number of Shares Under Outstanding Warrants at December 31, 2021	Weighted Average Exercise Price at December 31, 2022	Remaining Contractual Life at December 31, 2022 (Years)
Liability Classified Warrants (1)
Issued February 2017	—	67,349	$—	—
Issued February 2018	378,951	378,951	16.80	0.6
Issued June 2018 (2)	123,836	123,836	12.20	0.9
Issued March 2019	263,507	263,507	6.60	1.2
Issued April 2019	875,001	875,001	10.50	1.3
Issued February 2020	1,015,001	1,015,001	6.30	2.6
	2,656,296	2,723,645	$9.49
Equity Classified Warrants
Issued July 2017 - Consulting (3)	—	25,001	$15.64	—
Issued August 2019 - Consulting	—	25,000	9.84	—
Issued April 2020 - Consulting	16,667	16,667	6.84	2.3
Issued December 2020 - Consulting	8,334	8,334	4.72	3.0
Issued April 2021 - Consulting	71,500	71,500	3.63	3.3
Issued August 2021 - Consulting	250,000	250,000	3.08	8.6
Issued June 2022 - Consulting	50,000	—	1.49	9.5
Issued September 2022 - Consulting	250,000	—	1.24	9.7
	646,501	396,502	$2.42
Balance outstanding	3,302,797	3,120,147	$8.10

(1) If the Company subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of its common stock into a smaller number of shares, the warrant exercise price is proportionately reduced and the number of shares under outstanding warrants is proportionately increased. Additionally, if the Company combines (by combination, reverse stock split or otherwise) its outstanding shares of common stock into a smaller number of shares, the warrant exercise price is proportionately increased and the number of shares under outstanding warrants is proportionately decreased. Also, the Company may voluntarily reduce the warrant exercise price for its warrants issued in March 2019 and February 2017 and may voluntarily extend the contractual term of its warrants issued in February 2017.

(2) Includes warrants to purchase 118,372 shares at an exercise price of $12.12, expiring December 22, 2023, and warrants to purchase 5,464 shares at an exercise price of $13.92, expiring June 21, 2023.

(3) Includes warrants to purchase 16,667 shares at an exercise price of $14.46 and warrants to purchase 8,334 shares at an exercise price of $18.00.

Liability Classified Warrants

The Company uses the Black-Scholes option pricing model (BSM) to determine the fair value of its warrants at the date of issue and outstanding at each reporting date.

The risk-free interest rate assumption is based upon observed interest rates on zero coupon US Treasury bonds linearly interpolated to obtain a maturity period commensurate with the term of the warrants.

Estimated volatility is a measure of the amount by which the Company's stock price is expected to fluctuate each year during the expected life of the warrants. Beginning in 2020, only the volatility of the Company's own stock is used in the BSM as it now has sufficient historic data in its stock price.

The assumptions used in determining the fair value of the Company’s outstanding liability classified warrants are as follows:

Year Ended December 31,
	2022	2021
Risk-free interest rate	4.2% to 4.8%	0.1% to 1.1%
Volatility	63.1% to 76.3%	71.8% to 114.5%
Expected life (years)	0.1 to 2.6	0.1 to 3.6
Dividend yield	—%	—%

A summary of the Company's liability classified warrant activity during the year ended December 31, 2022 and related information follows:

	Number of Shares Under Warrant	Range of Warrant Exercise Price per Share	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2021	2,723,645	$6.60 to $16.80	$9.46	2.6
Granted	—	$6.30 to $6.30	$—	—
Exercised	—	$6.60 to $6.60	$6.60	—
Expired	(67,349)	$8.10 to $9.00	$8.42	—
Outstanding at December 31, 2022	2,656,296	$6.30 to $16.80	$9.49	1.7

Vested and Exercisable at December 31, 2022	2,656,296	$6.30 to $16.80	$9.49	1.7

For a summary of the changes in fair value associated with the Company's warrant liability for the years ended December 31, 2022 and 2021, see Note 2. Basis of presentation, principles of consolidation and significant accounting policies – Fair Value of Financial Instruments.

Equity Classified Warrants

In September 2022, the Company entered into a portfolio advisory agreement with a related party entity, associated with Dr. Waldemar Priebe, and in connection with the agreement, the Company granted equity-classified warrants to purchase 250,000 shares of common stock with a ten-year term and an exercise price of $1.24. The September 2022 warrants vest as follows: (a) 50% vests upon execution of the agreement, provided the advisor does not terminate the agreement prior to the first anniversary of the agreement; and (b) 50% vests 60 days after the end of the one-year term, subject to the Company's Board of Directors determining that the services provided have been adequately performed. In June 2022, the Company granted equity-classified warrants to purchase 50,000 shares of common stock with a ten-year term and an exercise price of $1.49 vesting annually over four years while services are being performed.

In August 2021, the Company entered into a portfolio development advisory agreement with a related party entity, associated with Dr. Waldemar Priebe, and in connection with the agreement, the Company granted equity-classified warrants to purchase 250,000 shares of common stock with a ten-year term and an exercise price of $3.08. The August 2021 warrants vest (a) 50% upon execution of the agreement, provided the advisor does not terminate the agreement prior to the end of the one-year term; and (b) 50% vests 60 days after the end of the one-year term, subject to the Company's Board of Directors determining that the services provided have been adequately performed. The Company's Board of Directors determined that the services had been adequately performed, and as such, the August 2021 warrants are fully vested. In April 2021, the Company granted equity-classified warrants to purchase 71,500 shares of common stock with a five-year term and an exercise price of $3.63 vesting quarterly over five years while services are being performed. Additionally, both the April 2021 and August 2021 warrants vest in full if there is a change of control event, as defined in the agreements.

At December 31, 2022 the Company had 646,501 equity classified warrants outstanding and 400,859 warrants were exercisable. At December 31, 2021, the Company had 396,502 equity classified warrants outstanding and 186,560 were exercisable.

The Company recorded stock compensation expense for the non-employee consulting agreements of $398,000 and $516,000 for the years ended December 31, 2022 and 2021, respectively. At December 31, 2022, there was $437,000 of unrecognized stock compensation expense related to the Company's equity-classified warrants.

6. Equity

Preferred Stock

The Company's certificate of incorporation authorizes the Company to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. No preferred stock was issued or outstanding as of December 31, 2022.

Common Stock

2022 Stock Issuances

During the year ended December 31, 2022, the Company did not enter into any public offerings.

2021 Stock Issuances

In February 2021, the Company entered into an underwritten public offering for the sale by the Company of 14,273,684 shares of its common stock at a public offering price of $4.75 per share and granted the underwriters a 30-day option to purchase up to an additional 2,141,052 shares of common stock offered in the public offering, which was exercised. The Company received total proceeds of $78.0 million, prior to deducting the underwriting discount and other estimated offering expenses.

Lincoln Park Equity Line

In June 2021, the Company entered into a Purchase Agreement (the 2021 Purchase Agreement) with Lincoln Park Capital Fund. Pursuant to the terms of the Purchase Agreement, Lincoln Park agreed to purchase from the Company up to $20.0 million of common stock (subject to certain limitations) from time to time during the term of the Purchase Agreement. Pursuant to the terms of the 2021 Purchase Agreement, at the time the Company signed the Purchase Agreement, the Company issued 107,788 shares of common stock to Lincoln Park as an initial fee for its commitment to purchase shares of the Company's common stock under the Purchase Agreement, and has agreed to issue Lincoln Park up to an additional 53,893 shares of common stock as commitment shares pro-rata when and if Lincoln Park purchases (at the Company's discretion) the $20.0 million aggregate commitment. The initial commitment shares issued in June 2021 were valued at $0.4 million, recorded as an addition to equity for the issuance of common stock and treated as a reduction to equity as a cost of capital to be raised under the Purchase Agreement. There have been no additional shares issued to date under this agreement.

At Market Issuance Sales Agreements (ATM)

In June 2021, the Company entered into an At Market Issuance Sales Agreement (the 2021 ATM Agreement) with Oppenheimer & Co. Inc. Pursuant to the terms of the 2021 ATM Agreement, the Company may offer and sell, from time to time through Oppenheimer shares of the Company's common stock with an aggregate sales price of up to $50.0 million. There were no issuances under the 2021 ATM Agreement. The Company terminated the 2021 ATM Agreement on February 3, 2023.

In January 2021 the Company issued 468,684 shares for gross proceeds of $2.9 million using the Company's 2020 At Market Agreement (the 2020 ATM Agreement) with Oppenheimer & Co., Inc. The Company terminated the 2020 ATM Agreement on February 2, 2021.

Adoption of 2015 Stock Plan

In December 2015, the Board of Directors of the Company approved the Company’s 2015 Stock Plan, which was amended in April 2016, April 2018, June 2020, and May 2022. The expiration date of the plan is December 5, 2025. The awards under the 2015 Stock Plan can be in the form of stock options, stock awards, stock unit awards, or stock appreciation rights. In May 2022, the stockholders approved an amendment to the 2015 Plan to, among other things, increase the number of shares of common stock authorized for issuance under the 2015 Plan by 2,000,000 shares.

Stock-based Compensation and Outstanding Awards

Under the terms of the Company’s 2015 Stock Plan, as amended, and approved by its stockholders in May 2022, 3,750,001 shares of the Company’s common stock are available for grant to employees, non-employee directors and consultants. The 2015 Stock Plan provides for the grant of stock options, stock awards, stock unit awards, or stock appreciation rights. As of December 31, 2022, there were 752,296 shares remaining to be issued under the 2015 Stock Plan.

Stock-based compensation expense for the years ended December 31, 2022 and 2021 is as follows (in thousands):

	Year Ended December 31,
	2022	2021
General and administrative	$1,467	$1,461
Research and development	808	912
Total stock-based compensation	$2,275	$2,373

Each of the Company’s stock-based compensation arrangements are discussed below.

Stock Options

Stock option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Stock option awards generally have a 10-year contractual term and vest over a 4-year period for employees and over a 1 to 3-year period for directors from the grant date on a straight-line basis over the requisite service period. The grant-date fair value of stock options is determined using the Black-Scholes option-pricing model. Additionally, the Company’s stock options provide for full vesting of unvested outstanding options, in the event of a change of control of the Company.

The fair value of each stock option is estimated on the date of grant using the BSM model that uses the assumptions noted below. The expected term of the stock option awards was computed using the “plain vanilla” method as prescribed by the Securities and Exchange Commission Staff Accounting Bulletin 107 because the Company does not have sufficient data regarding employee exercise behavior to estimate the expected term. Beginning in 2020, the Company used the volatility of its own stock in the BSM as it now has sufficient historic data in its stock price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of grant.

The fair value of the option grants has been estimated, with the following weighted-average assumptions:

Year Ended December 31,
	2022	2021
Risk-free interest rate	1.6% to 3.3%	0.9% to 1.4%
Volatility	107.0% to 113.2%	114.8% to 118.8%
Expected life (years)	5.3 to 6.3	5.3 to 6.2
Expected dividend yield	—%	—%

Stock option activity for the year ended December 31, 2022 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding, December 31, 2021	1,438,352	$6.35	$8.45	7.8	$—
Granted	842,832	$1.26	$1.49
Exercised	—	$—	$—
Forfeited	(5,834)	$15.57	$24.39
Outstanding, December 31, 2022	2,275,350	$4.44	$5.83	7.8	$—
Exercisable, December 31, 2022	927,723	$7.53	$10.38	6.3	$—

Options granted during 2022 and 2021 have an aggregated fair value of $1.1 million and $1.7 million, respectively, that was calculated using the Black-Scholes option-pricing model. At December 31, 2022, total compensation cost not yet recognized was $2.5 million and the weighted average period over which this amount is expected to be recognized is 2.4 years. The aggregate fair value of options vesting was $1.5 million in the years ended December 31, 2022 and 2021, respectively.

Restricted Stock

Restricted stock units are granted with a grant date fair value determined using the closing price of the Company's common stock on the grant date. Restricted stock units vest annually in four equal installments. Additionally, the Company's restricted stock unit agreements provide for full vesting of the restricted stock award in the event of a change of control of the Company.

Restricted stock unit activity for the year ended December 31, 2022 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (years)
Unvested Shares, December 31, 2021	220,559	$4.59	3.0
Granted	452,334	$1.49
Vested	(65,421)	$4.98
Unvested Shares, December 31, 2022	607,472	$2.24	3.1

As of December 31, 2022, total compensation cost not yet recognized was $1.1 million and the weighted average period over which this amount is expected to be recognized is 2.8 years. In June 2022, the Company granted 452,334 shares of restricted stock units with a weighted average fair value of $1.49 per share at the date of grant, which vest annually in four equal installments. In June 2021, the Company granted 150,000 shares of restricted stock units with a weighted average fair value of $3.73 per share at the date of grant, which vest annually in four equal installments.

7. Income Taxes

The provision for income taxes consists of the following components (in thousands):

Year Ended December 31,
	2022	2021
Current expense (benefit):
Federal	$—	$—
State	—	—
Foreign	—	—
Current income tax benefit	—	—
Deferred expense (benefit):
Federal	—	—
State	—	—
Foreign	—	—
Deferred income tax expense	—	—
Total	$—	$—

The following summarizes activity related to the Company’s valuation allowance (in thousands):

	Year Ended December 31,
	2022	2021
Valuation allowance at beginning of period	$18,823	$13,867
Income tax benefit	6,873	4,956
Release of valuation allowance	—	—
Valuation allowance at end of period	$25,696	$18,823

A reconciliation of the income tax benefit computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

	Year Ended December 31,
	2022		2021
	Amount	Percent	Amount	Percent
Federal tax benefit at statutory rate	$6,096	21.0%	$3,338	21.0%
State tax benefit net of federal	347	1.2%	25	0.2%
Foreign rate differential	10	0.0%	7	0.0%
Stock warrant costs	280	1.0%	1,413	8.9%
Other permanent differences	(145)	(0.5)%	(77)	(0.5)%
Permanent provision to return items	395	1.4%	344	2.2%
Stock compensation change	(49)	(0.2)%	(37)	(0.2)%
Uncertain tax provision	(61)	(0.2)%	(57)	(0.4)%
Increase in valuation allowance	(6,873)	(23.7)%	(4,956)	(31.2)%
Total tax (expense) benefit	$—	—%	$—	—%

The principal components of the Company’s deferred tax assets and liabilities consist of the following (in thousands):

	Year Ended December 31,
	2022	2021
Deferred tax assets:
Start-up costs	$7,727	$5,618
Federal net operating loss carryforwards	11,024	10,866
174 R&D Carryforward	3,572	—
State tax loss carryforwards	237	64
Foreign net operating loss carryforwards	161	122
Tax credit carryforward	1,335	991
ROU Liability	96	34
Deferred compensation	1,630	1,157
Total deferred tax assets	$25,782	$18,852
Less valuation allowance	(25,696)	(18,823)
Net deferred tax assets	$86	$29
Deferred tax liabilities:
Fixed assets	$-	$(6)
ROU Asset	(86)	(23)
Total deferred tax liabilities	$(86)	$(29)
Net deferred taxes	$—	$—

The Company has incurred net operating losses since inception. As of December 31, 2022, the Company had total US federal operating loss carry forwards of approximately $52 million. Of this, $6.1 million will expire commencing in 2035, with the rest having no set expiration date. The value of these carryforwards depends on the Company’s ability to generate taxable income. Additionally, because federal tax laws limit the time during which the net operating loss carryforwards may be applied against future taxes, if the Company fails to generate taxable income prior to the expiration dates of the carry forwards the Company may not be able to fully utilize the net operating loss carryforwards to reduce future income taxes. Under the new tax laws, net operating loss carry forwards will not expire beginning for losses generated in the 2018 tax year. However, these net operating losses will only be able to offset 80% of future taxable income. However, with the signing of the CARES Act net operating loss carryforwards created in 2018, 2019, and 2020 are able to offset 100% of future taxable income. Finally, the Company has not undertaken a detailed analysis of the application of IRC Section 382 with respect to limitations on the utilization of net operating loss carryforwards and other deferred tax assets. However, the Company believes that this matter is not material to the overall tax position within the financial statements due to the full valuation allowance against the net operating losses and the lack of utilization of the net operating losses during tax years open under statute.

The Company conducts business in various locations and, as a result, files income tax returns in the United States federal jurisdiction, in multiple state jurisdictions, and internationally as required. As of December 31, 2022, the Company had state operating losses of approximately $2.5 million which expire commencing in 2036. Since the Company is in a loss carryforward position, the Company is generally subject to examination by the US federal, state and local income tax authorities for all tax years in which a loss carryforward is available.

Management has evaluated the positive and negative evidence for the realizability of its deferred tax assets. The Company has cumulative losses and there is no assurance of future taxable income, therefore, valuation allowances have been recorded to fully offset the deferred tax asset at December 31, 2022. Management has determined that it is more likely than not that the Company will not recognize the benefits of its federal and state deferred tax assets, and as a result, a valuation allowance of $25.7 million and $18.8 million has been established at December 31, 2022 and 2021, respectively. The change in the valuation allowance for the year ended December 31, 2022 was primarily due to additional operating losses and capitalized research costs.

The Company undertakes research and development (R&D) activities that qualify for certain tax credits for US and Australian income tax purposes. The Company has a full valuation allowance against its US federal R&D tax credits. For the 2022 tax year, the potential US and Australian research and development tax credits are not expected to be significant. The federal research credits will begin to expire in the years 2037 through 2041, if not utilized.

The Company has a liability for unrecognized tax benefits of $0.2 million (excluding accrued interest and penalties) as of December 31, 2022. The Company's policy is to record interest and penalties related to income taxes as part of its income tax provision.

A reconciliation of the beginning and ending unrecognized tax benefits excluding interest and penalties is as follows (in thousands):

	Year Ended December 31,
	2022	2021
Balance, beginning of year	$175	$118
Additions for tax positions related to the current year	—	—
Additions for tax positions related to prior years	61	57
Reductions due to lapse of statutes of limitations	—	—
Decreases related to settlements with tax authorities	—	—
Balance, end of year	$236	$175

The Company does not believe that its tax positions will significantly change due to any settlement and/or expiration of statutes of limitations prior to December 31, 2022 within the next year.

Starting in 2022, changes to Internal Revenue Code Section 174 made by the Tax Cuts and Jobs Act of 2017 no longer permit an immediate deduction for research and development expenditures in the tax year that such costs are incurred. As a result the Company capitalized such costs in its 2022 income tax provision, resulting in an increase in deferred tax assets.

8. Commitments and Contingencies

In addition to the commitments and contingencies described elsewhere in these notes, see below for a discussion of the Company's commitments and contingencies for the years ended December 31, 2022, and December 31, 2021, respectively.

Lease Obligations Payable

Effective January 1, 2019, the Company adopted ASC 842, which requires recognition of a right-of use asset and a lease liability for all leases at the commencement date based on the present value of the lease payment over the lease term.

In March 2018, the Company entered into a Lease Agreement (the “Lease”) which it uses for its corporate office space and headquarters. The term of the Lease began in August 2018 and will continue for an initial term of 66 months, which may be renewed for an additional 5 years. The Company is required to remit base monthly rent which will increase at an average approximate rate of 3% each year. The Company is also required to pay additional rent in the form of its pro-rata share of certain specified operating expenses of the Landlord. The leased space is located in Houston, Texas. The corporate office lease is classified as an operating lease.

In June 2022, the Company entered into a Second Amendment to its Lease Agreement (the "Lab Lease") which it uses for lab space. The term of the Lease will continue through September 30, 2027, with no further right or option to renew. The Company is required to remit base monthly rent which will increase at an average approximate rate of 3% each year. The Lab Lease is classified as an operating lease. In August 2019, the Company entered into a sublease (which was extended in 2022 in connection with the lease extension) with a related party, Houston Pharmaceuticals, Inc. (HPI). The Company has granted HPI access to all of its Lab Lease space and HPI has agreed to pay the Company 50% of the Company's rent payable under the Lab Lease less 50% of any benefits from any sublease or other lab service agreement the Company may receive from its Lab Lease. Although HPI has access to the Company's Lab Lease space, it is the intent of the parties that they equally share the Lab Lease space for research purposes. The Company recorded approximately $45,000 and $42,000 in sublease income from the related party for the years ended December 31, 2022 and December 31, 2021, respectively. Sublease income is recorded as other income on the Company's consolidated statement of operations and comprehensive loss.

During the year ended December 31, 2022, the Company did not enter into any new lease arrangements requiring any additional right-of-use assets or liabilities to be recorded, other than the extension discussed above.

The Company made an accounting policy election not to apply the recognition requirements to short-term leases. The Company recognizes the lease payments for short-term leases in profit or loss on a straight-line basis over the lease term, and variable lease payments in the period in which the obligation for those payments is incurred.

The following summarizes quantitative information about the Company's operating leases for the years ended December 31, 2022, and December 31, 2021, respectively (in thousands):

	Year Ended December 31,
	2022	2021
Lease cost:
Operating lease cost	$124	$116
Short-term lease cost	-	-
Variable lease cost	29	29
Total	$153	$145

Other supplemental cash flow information for operating leases is as follows (in thousands):

	Year Ended December 31,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$129	$138

As of December 31, 2022, future minimum leases under ASC 842 under the Company's operating leases were as follows (in thousands):

Maturity of lease liabilities	As of December 31, 2022
2023	$153
2024	109
2025	102
2026	105
2027	81
2028 and thereafter	—
Total lease payments	550
Less: imputed interest	(99)
Present value of operating lease liabilities	$451

As of December 31, 2022, the weighted average remaining lease term for operating leases is 4.25 years, and the weighted average discount rate is 9.6%. The interest rate implicit in lease contracts is typically not readily determinable and as such, the Company uses an incremental borrowing rate based on a peer analysis using information available at the commencement date, which represents an internally developed rate that would be incurred to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in a similar economic environment.

Licenses

MD Anderson

Under agreements associated with Annamycin, the WP1122 Portfolio and the WP1066 Portfolio all described below, the Company is responsible for certain license, milestone and royalty payments over the course of the agreements. Annual license fees can cost as high as $0.1 million depending upon the anniversary, milestone payments for the commencement of phase II and phase III clinical trials, for the submission of an NDA to the FDA and for the receipt of marketing approval for sale of a license product can cost as high as $0.6 million, depending upon certain terms and conditions. Not all of these payments are applicable to every drug. In March 2021, after a determination that the Company did not intend to pursue development of WP1732, the Company entered into a termination of the license agreement related to WP1732 dated February 12, 2018 with MD Anderson. Total expenses under these agreements were $264,000 and $267,000, respectively, for the years ended December 31, 2022 and 2021.

Annamycin

On June 29, 2017, the Company entered into a Patent and Technology License Agreement with MD Anderson licensing certain technology related to the method of preparing Liposomal Annamycin and on December 17, 2021 the Company entered into an amendment to this agreement to include certain technology related to the method of reconstituting Liposomal Annamycin. On December 2, 2021, the Company entered into a Patent and Technology License Agreement with MD Anderson licensing certain technology related to lung targeted therapies with Annamycin. The terms and payments of these agreements are included in the summary above under “Commitments and Contingencies – Licenses – MD Anderson”. The terms of these agreements extend until the later of 20 years from the effective date of the agreements, or the expiration of the last-to-expire licensed patent. In addition, commencing on the four-year anniversary of each agreement, MD Anderson has the right to remove any jurisdiction from such agreement, upon 90 days’ notice, if the Company has not commercialized or is not using commercially reasonable efforts actively and effectively to attempt to commercialize a licensed invention in such jurisdiction.

WP1122 Portfolio

The rights and obligations to an April 2012 Patent and Technology License Agreement entered into by and between IntertechBio and MD Anderson (the “2012 Agreement”) have been assigned to MBI. Therefore, MBI has obtained a royalty-bearing, worldwide, exclusive license to intellectual property, including patent rights, related to its WP1122 Portfolio and to its drug product candidate, WP1122. On October 21, 2022, the Company entered into a new patent and technology license agreement (the "2022 Agreement") with MD Anderson for an additional molecule under the WP1122 Portfolio. On December 3, 2021, the Company entered into a new patent and technology license agreement (the “2021 Agreement”) with MD Anderson licensing certain technology related to WP1122 anti-viral treatments. The 2012 Agreement was amended in May 2020 to allow for the extension of certain milestones. The initial milestone required the Company to file an IND with the FDA for a Phase I study by February 20, 2021. The Company extended the deadline for this milestone by six months by making the required extension payment, and the Company has the right to receive two additional six-month extensions in the future by making additional extension payments. On August 3, 2021, the Company filed a CTA for the application of WP1122 in the United Kingdom to commence a Phase 1a clinical trial of WP1122. MD Anderson agreed that this CTA filing would further extend the deadline to file an IND with the FDA for a Phase I study until February 2022. In December 2021, the Company submitted an IND for the treatment of GBM with WP1122 to the FDA, thus meeting the IND filing milestone. The term of the 2012 agreement extends until the later of 15 years from the effective date of the agreement, or the expiration of the last-to-expire licensed patent. MD Anderson had the right terminate the 2012 agreement if the Company failed to commence a Phase 1 study for a licensed product prior to November 20, 2022, which Phase 1 study occurred in the United Kingdom during 2022 prior to the deadline. In addition, MD Anderson may terminate the 2012 agreement if the Company fails to commence a Phase 2 study for licensed product prior to November 20, 2024. The term of the 2021 agreement extends until the later of 20 years from the effective date of the agreement, or the expiration of the last-to-expire licensed patent. MD Anderson may terminate the 2021 agreement if the Company fails to file an IND for a Phase 1 study for a licensed product prior to December 3, 2024; or if the Company fails to commence a Phase 1 study for licensed product prior to December 3, 2026. The Company believes that the Phase 1 study that occurred in the United Kingdom during 2022 met these required milestones.

WP1066 Portfolio

The rights and obligations to a June 2010 Patent and Technology License Agreement entered into by and between Moleculin LLC and MD Anderson (the “2010 Agreement”) have been assigned MBI. Therefore, MBI has obtained a royalty-bearing, worldwide, exclusive license to intellectual property rights, including patent rights, related to its WP1066 drug product candidate. On February 3, 2022, the Company entered into a new patent and technology license agreement (the “2022 Agreement”) with MD Anderson licensing certain technology related to WP1066 checkpoint inhibitors. In consideration for these agreements, the Company must make payments to MD Anderson including an up-front payment, milestone payments and minimum annual royalty payments for sales of products developed under the license agreement. Annual Maintenance fee payments will no longer be due upon marketing approval in any country of a licensed product under the 2010 Agreement. One-time milestone payments are due upon commencement of the first Phase III study for a licensed product within the United States, Europe, China or Japan; upon submission of the first NDA for a licensed product in the United States; and upon receipt of the first marketing approval for sale of a licensed product in the United States. The term of the 2010 Agreement extends until the later of 15 years from the effective date of the agreement, or the expiration of the last-to-expire licensed patent. The term of the 2022 Agreement extends until the later of 20 years from the effective date of the agreement, or the expiration of the last-to-expire licensed patent. In addition, MD Anderson may terminate the 2022 Agreement if the Company fails to file for an IND for a Phase 1 study before February 2, 2025 in the United States, France, Germany, Italy, Spain, the United Kingdom or China. The Company believes that the clinical trial application in China filed prior to 2016 meets this milestone.

HPI

MBI entered into an outlicensing agreement with HPI, pursuant to which it granted certain intellectual property rights to HPI, including rights covering the potential drug candidate, WP1066 (HPI Out-Licensing Agreement). Upon payment of the option repurchase payment in 2019, the HPI Out-Licensing Agreement was terminated and MBI regained all rights to the licensed subject matter and rights to any and all development data and any regulatory submissions including any IND, NDA or ANDA related to the licensed subject matter and can end the license without any other obligation. The Company has two current agreements with HPI. The first agreement, which was renewed in May 2022, continues a prior consulting arrangement with HPI and requires payments for $43,500 per quarter. The second agreement, which can be cancelled with sixty days notice by either party, allows the Company's employees access to laboratory equipment owned by HPI and this requires a payment of $15,000 per quarter to HPI. Total expenses related to HPI were $234,000 for the years ended December 31, 2022 and 2021.

Sponsored Research Agreements with MD Anderson

MBI has a Sponsored Laboratory Study Agreement with MD Anderson expiring December 31, 2024. In June 2022, the Company entered into a new Sponsored Research Agreement with MD Anderson for total payment of $1.3 million to support the continuation of the project. In addition, the Company also has Sponsored Research Agreements with other universities, one in the US and one in Europe. The expenses recognized under the agreements were $1,133,000 and $697,000, respectively for the years ended December 31, 2022 and 2021.

Other Licenses

WPD Pharmaceuticals

Since February 2019, the Company was party to a sublicense agreement with WPD Pharmaceuticals (WPD), pursuant to which it sublicensed to WPD certain intellectual property rights, including rights to Annamycin, its WP1122 portfolio, and its WP1066 portfolio (as amended, the “WPD Agreement”). WPD is affiliated with Dr. Waldemar Priebe, the Company's founder. Under the WPD Agreement, the Company granted WPD a royalty-bearing, exclusive license to research, develop, manufacture, have manufactured, use, import, offer to sell and/or sell products in the field of human therapeutics under the licensed intellectual property in the countries of Poland, Estonia, Latvia, Lithuania, Belarus, Ukraine, Moldova, Romania, Armenia, Azerbaijan, Georgia, Slovakia, Czech Republic, Hungary, Uzbekistan, Kazakhstan, Greece, Austria, Russia, Netherlands, Turkey, Belgium, Switzerland, Sweden, Portugal, Norway, Denmark, Ireland, Finland, Luxembourg, Iceland (licensed territories).

In March 2023, the Company and WPD agreed to terminate the WPD Agreement. Pursuant to the termination, the Company agreed to pay WPD (or its designees) $700,000 in cash and shares of its common stock valued at $800,000. In connection with the termination, WPD agreed to assign all of its rights and obligations related to the Phase 1b/2 clinical trial of Annamycin for the treatment of STS lung metastases being conducted at Maria Sklodowska-Curie National Research Institute.

With the termination of the WPD Agreement, the Company now holds the worldwide rights to all of its licensed intellectual property, other than the rights related to non-human animals.

Animal Life Sciences

In February 2019, the Company sublicensed certain intellectual property rights, including rights to Annamycin, its WP1122 portfolio, and its WP1066 portfolio in the field of non-human animals to ALI (the “ALI Agreement”). ALI is affiliated with Dr. Waldemar Priebe, one of its founders and its largest shareholder. Under the ALI Agreement, the Company granted ALI a worldwide royalty-bearing, exclusive license to research, develop, manufacture, have manufactured, use, import, offer to sell and/or sell products in the field of non-human animals under the licensed intellectual property. This license is subject to the terms in the prior agreements entered into by the Company and MDA.

Employment Agreements

 The Company has agreements with certain executive and other employees to provide benefits in the event of termination. The base salary and certain other benefits would aggregate approximately $0.9 million using the rate of compensation in effect at December 31, 2022.

9. Subsequent Events

Subsequent events occurring after December 31, 2022 are discussed elsewhere in these notes.

Moleculin Biotech, Inc.

Moleculin Biotech, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

(Unaudited)

	September 30,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$24,579	$43,145
Prepaid expenses and other current assets	3,024	2,451
Total current assets	27,603	45,596
Furniture and equipment, net	225	275
Intangible assets	11,148	11,148
Operating lease right-of-use asset	547	403
Total assets	$39,523	$57,422

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,008	$2,095
Accrued expenses and other current liabilities	1,880	2,724
Total current liabilities	3,888	4,819
Operating lease liability - long-term, net of current portion	496	335
Warrant liability - long-term	1	77
Total liabilities	4,385	5,231
Commitments and contingencies (Note 7)
Stockholders' equity
Preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 29,810,443 and 28,627,827 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively	30	29
Additional paid-in capital	156,446	153,985
Accumulated other comprehensive income (loss)	(3)	12
Accumulated deficit	(121,335)	(101,835)
Total stockholders’ equity	35,138	52,191
Total liabilities and stockholders’ equity	$39,523	$57,422

See accompanying notes to condensed consolidated financial statements.

Moleculin Biotech, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues	$—	$—	$—	$—

Operating expenses:
Research and development	3,280	5,965	12,855	14,790
General and administrative	2,635	3,087	7,765	8,704
Depreciation and amortization	32	32	92	98
Total operating expenses	5,947	9,084	20,712	23,592
Loss from operations	(5,947)	(9,084)	(20,712)	(23,592)
Other income:
Gain from change in fair value of warrant liability	1	421	76	1,184
Other income, net	13	19	30	39
Interest income, net	324	33	1,106	114
Net loss	$(5,609)	$(8,611)	$(19,500)	$(22,255)

Net loss per common share - basic and diluted	$(0.19)	$(0.30)	$(0.66)	$(0.78)
Weighted average common shares outstanding, basic and diluted	29,809,236	28,627,610	29,419,904	28,596,501

Net Loss	$(5,609)	$(8,611)	$(19,500)	$(22,255)
Other comprehensive loss:
Foreign currency translation	(10)	(19)	(15)	(38)
Comprehensive loss	$(5,619)	$(8,630)	$(19,515)	$(22,293)

See accompanying notes to condensed consolidated financial statements.

Moleculin Biotech, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(19,500)	$(22,255)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	92	98
Stock-based compensation	1,505	1,740
License rights expense settled in stock	772	—
Change in fair value of warrant liability	(76)	(1,184)
Operating lease, net	105	96
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(573)	(1,507)
Accounts payable	(87)	2,204
Accrued expenses and other current liabilities	(932)	425
Net cash used in operating activities	(18,694)	(20,383)
Cash flows from investing activities:
Purchase of fixed assets	(43)	(67)
Net cash used in investing activities	(43)	(67)
Cash flows from financing activities:
Payment of tax liability for vested restricted stock units	(25)	(23)
Proceeds from sale of common stock, net of issuance costs	211	—
Net cash provided by (used in) provided by financing activities	186	(23)
Effect of exchange rate changes on cash and cash equivalents	(15)	(38)
Net decrease in cash and cash equivalents	(18,566)	(20,511)
Cash and cash equivalents, - beginning of period	43,145	70,903
Cash and cash equivalents, - end of period	$24,579	$50,392

See accompanying notes to condensed consolidated financial statements.

Moleculin Biotech, Inc.

Condensed Consolidated Statements of Stockholders’ Equity

(in thousands, except for shares)

(Unaudited)

	Nine Months Ended September 30, 2023
	Common Stock				Accumulated
	Shares	Par Value Amount	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 2022	28,627,827	$29	$153,985	$(101,835)	$12	$52,191
Issuance of common stock with equity purchase agreement	150,381	—	141	—	—	141
Common stock issued for license rights	822,115	1	771	—	—	772
Stock-based compensation	—	—	499	—	—	499
Net loss	—	—	—	(7,915)	—	(7,915)
Cumulative translation adjustment	—	—	—	—	(4)	(4)
Balance, March 31, 2023	29,600,323	$30	$155,396	$(109,750)	$8	$45,684
Issuance of common stock with equity purchase agreement	75,187	—	69	—	—	69
Common stock issued upon vesting of restricted stock units (net of shares withheld for payment of tax liability)	113,812	—	(21)	—	—	(21)
Stock-based compensation	—	—	513	—	—	513
Consolidated net loss	—	—	—	(5,976)	—	(5,976)
Cumulative translation adjustment	—	—	—	—	(1)	(1)
Balance, June 30, 2023	29,789,322	$30	$155,957	$(115,726)	$7	$40,268
Common stock issued upon vesting of restricted stock units (net of shares withheld for payment of tax liability)	21,121	—	(4)	—	—	(4)
Stock-based compensation	—	—	493	—	—	493
Consolidated net loss	—	—	—	(5,609)	—	(5,609)
Cumulative translation adjustment	—	—	—	—	(10)	(10)
Balance, September 30, 2023	29,810,443	$30	$156,446	$(121,335)	$(3)	$35,138

	Nine Months Ended September 30, 2022
	Common Stock				Accumulated
	Shares	Par Value Amount	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 2021	28,578,338	$29	$151,733	$(72,810)	$41	$78,993
Stock-based compensation	—	—	527	—	—	527
Net loss	—	—	—	(6,867)	—	(6,867)
Cumulative translation adjustment	—	—	—	—	12	12
Balance, March 31, 2022	28,578,338	$29	$152,260	$(79,677)	$53	$72,665
Common stock issued upon vesting of restricted stock units (net of shares withheld for payment of tax liability)	28,368	—	(12)	—	—	(12)
Stock-based compensation	—	—	514	—	—	514
Consolidated net loss	—	—	—	(6,777)	—	(6,777)
Cumulative translation adjustment	—	—	—	—	(31)	(31)
Balance, June 30, 2022	28,606,706	$29	$152,762	$(86,454)	$22	$66,359
Common stock issued upon vesting of restricted stock units (net of shares withheld for payment of tax liability)	21,121	—	(11)	—	—	(11)
Stock-based compensation	—	—	699	—	—	699
Consolidated net loss	—	—	—	(8,611)	—	(8,611)
Cumulative translation adjustment	—	—	—	—	(19)	(19)
Balance, September 30, 2022	28,627,827	$29	$153,450	$(95,065)	$3	$58,417

See accompanying notes to condensed consolidated financial statements.

Moleculin Biotech, Inc.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1. Nature of Business

The terms "MBI" or "the Company", "we", "our", and "us" are used herein to refer to Moleculin Biotech, Inc. MBI is a Phase 2 clinical-stage pharmaceutical company, organized as a Delaware corporation in July 2015, with clinical programs for hard-to-treat cancers and viruses. The Company has three core technologies, each of which have had one or more drugs successfully complete a Phase 1 clinical trial, based substantially on discoveries made at and licensed from The University of Texas System on behalf of the MD Anderson Cancer Center (MD Anderson) in Houston, Texas. The Company has two wholly owned subsidiaries, Moleculin Australia Pty. Ltd., which was set up to perform certain preclinical development and Moleculin Amsterdam B.V., which acts as its legal representative for clinical trials in Europe. The Company utilizes its own internal resources and funds to conduct some of these trials and also has trials being conducted via physician-sponsored trials. The physician-sponsored trials utilize primarily external funds, such as grant funds, which are not presented in these financial statements. The Company does not have manufacturing facilities and all manufacturing activities are contracted out to third parties. Additionally, the Company does not have a sales organization. The Company’s overall strategy is to seek potential out-licensing or outsourcing opportunities with development/commercialization strategic partners who are better suited for the marketing, sales and distribution of its drugs, if approved.

On May 5, 2023, the Company received a letter from the Nasdaq Capital Market (Nasdaq) notifying the Company that for the prior 30 consecutive business days the bid price for the Company's common stock had closed below the minimum $1.00 per share requirement for continued inclusion on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the "Bid Price Rule"). The deficiency letter did not result in the immediate delisting of the Company's common stock from the Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was  provided an initial period of 180 calendar days, until November 1, 2023, to regain compliance with the Bid Price Rule. In addition, the Company was required to notify Nasdaq of its intent to cure the minimum bid price deficiency, which may include, if necessary, implementing a reverse stock split.

On November 2, 2023, the Company received a 180-calendar day extension, until April 29, 2024, from the Nasdaq to regain compliance with Bid Price Rule. The Company will continue to monitor the closing bid price of its common stock and plans to pursue available options to regain compliance with the Bid Price Rule, including potentially the Company’s Board of Directors authorizing a reverse stock split, as discussed further below. If the Company authorizes a reverse stock split, it will plan to effectuate the split no later than ten business days prior to the end of the extension in order to timely regain compliance. If, at any time before April 29, 2024, the bid price for the Company's common stock closes at $1.00 or more for a minimum of 10 consecutive business days, the Nasdaq Staff will provide written notification to the Company that it complies with the Bid Price Rule, unless the Staff exercises its discretion to extend this 10 day period pursuant to Nasdaq Listing Rule 5810(c)(3)(G).

On October 3, 2023, the Company held a Special Meeting of Stockholders (the "Special Meeting"). The Company's stockholders granted the Board of Directors the authority to effect an amendment to the Company’s amended and restated certificate of incorporation to effect a reverse stock split of the outstanding shares of the Company’s common stock, at a reverse stock split ratio of between 1-for-5 and 1-for-20 as determined by the Board in its sole discretion, prior to the one-year anniversary of the Special Meeting. The Board of Directors has taken no action with regard to this matter.

If the Company does not regain compliance with the Bid Price Rule by April 29, 2024, the Nasdaq Staff will provide written notification to the Company that its common stock may be delisted. The Company would then be entitled to appeal the Nasdaq Staff’s determination to a NASDAQ Listing Qualifications Panel and request a hearing. There can be no assurance that, if the Company does appeal a delisting determination by the Nasdaq Staff to the NASDAQ Listing Qualifications Panel, that such appeal would be successful. There can be no assurance that the Company will be able to regain compliance with the Bid Price Rule.

2. Basis of presentation, principles of consolidation, and significant accounting policies and liquidity

Basis of Presentation – Condensed Consolidated Financial Information - The accompanying condensed consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP) for financial information, and in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (SEC) with respect to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The condensed consolidated financial statements furnished reflect all normal adjustments, which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented. Interim results are not necessarily indicative of the results for the full year. These condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company as of December 31, 2022 and for the year then ended, including the notes thereto contained in the Form 10-K filed with the SEC on March 22, 2023.

Principles of Consolidation - The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP. The Company views its operations and manages its business in one operating segment. All material long-lived assets of the Company reside in the U.S.

Significant Accounting Policies - The Company's significant accounting policies are described in Note 2, Basis of Presentation, principles of consolidation and significant accounting policies, to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022. There have been no material changes to the significant accounting policies during the nine months ended September 30, 2023.

Use of Estimates - The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. This process may result in actual results differing materially from those estimated amounts used in the preparation of financial statements. Estimates are used in the following areas, among others: fair value estimates on intangible assets, warrants, and stock-based compensation expense, as well as accrued expenses and taxes.

Going Concern - These condensed consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. As of September 30, 2023, the Company had an accumulated deficit of $121.3 million since inception and had not yet generated any revenues from operations. Additionally, management anticipates that its cash on hand of $24.6 million as of September 30, 2023 is sufficient to fund its planned operations into but not beyond the near term. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These unaudited condensed consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company may seek additional funding through a combination of equity offerings, debt financings, government or other third-party funding, commercialization, marketing and distribution arrangements, other collaborations, strategic alliances and licensing arrangements and delay planned cash outlays or a combination thereof. Management cannot be certain that such events or a combination thereof can be achieved.

 In March 2022, the Company received a subpoena from the SEC requesting information and documents, including materials related to certain individuals (none of which are the Company's officers or directors) and entities, and materials related to the development of and statements regarding the Company's drug candidate for the treatment of COVID-19. The Company has received, and expects to continue to receive, periodic further requests from the SEC staff with respect to this matter. The Company is not aware of the specific nature of the underlying investigation by the SEC, and to the extent that this investigation relates to prior public disclosures that it has made, the Company believes in the accuracy and adequacy of such prior disclosures. The correspondence from the SEC transmitting the subpoena to the Company states that the SEC is trying to determine whether there have been any violations of federal securities laws, but that its investigation does not mean that the SEC has concluded that anyone has violated the law or that the SEC has a negative opinion of any person, entity, or security. The Company cannot predict when this matter will be resolved or what, if any, action the SEC may take following the conclusion of the investigation. The Company expensed approximately $0.4 million and $1.1 million in related general and administrative fees and expenses for the three months ended September 30, 2023 and 2022, respectively, and $1.4 million and $1.9 million for the nine months ended September 30, 2023 and 2022, respectively. The Company is in the process of filing a claim with its insurance carriers related to this loss which may cover a portion of the related expenses but not all. The claim is currently under review by the insurance company. The claim has not yet been approved nor has a reimbursement amount been determined. Accordingly, the Company has not recorded any provision for insurance reimbursement. The Company expects to record the insurance reimbursement at the time that the amount to be reimbursed is determined and approved by the insurance carrier.

Cash and Cash Equivalents - Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company maintains cash accounts principally at one financial institution in the U.S., which at times, may exceed the Federal Deposit Insurance Corporation’s limit. The Company has not experienced any losses from cash balances in excess of the insurance limit. The Company’s management does not believe the Company is exposed to significant credit risk at this time due to the financial condition of the financial institution where its cash is held.

Fair Value of Financial Instruments - The Company's financial instruments consist primarily of non-trade receivables, accounts payable, accrued expenses and its warrant liability. The carrying amount of non-trade receivables, accounts payable, and accrued expenses approximates their fair value because of the short-term maturity of such.

The Company has categorized its assets and liabilities that are valued at fair value on a recurring basis into a three-level fair value hierarchy in accordance with U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

Assets and liabilities recorded in the balance sheets at fair value are categorized based on a hierarchy of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets of identical assets or liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs for the asset or liability.

The Company’s financial assets and liabilities recorded at fair value on a recurring basis include the fair value of warrant liability discussed in Note 4.

The following table provides the financial liabilities reported at fair value and measured on a recurring basis at September 30, 2023 and December 31, 2022 (table in thousands):

Description	Fair Value	Level 1	Level 2	Level 3
Fair value of warrant liability as of September 30, 2023:	$1	$—	$—	$1
Fair value of warrant liability as of December 31, 2022:	$77	$—	$—	$77

The table below of Level 3 liabilities (table in thousands) begins with the valuation as of the beginning of the third quarter and then is adjusted for changes in fair value that occurred during the third quarter. The ending balance of the Level 3 financial instrument presented above represents the Company's best estimates and may not be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

Three Months Ended September 30, 2023	Warrant Liability Long-Term
Balance, June 30, 2023	$2
Change in fair value - net	(1)
Balance, September 30, 2023	$1

The table below of Level 3 liabilities (table in thousands) begins with the valuation as of December 31, 2022 and then is adjusted for changes in fair value that occurred during the nine months ended September 30, 2023. The ending balance of the Level 3 financial instrument presented above represents the Company's best estimates and may not be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

Nine Months Ended September 30, 2023	Warrant Liability Long-Term
Balance, December 31, 2022	$77
Change in fair value - net	(76)
Balance, September 30, 2023	$1

Loss Per Common Share - Basic net loss per common share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. For purposes of this calculation, options to purchase common stock, restricted stock units subject to vesting and warrants to purchase common stock are considered to be common stock equivalents. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. For the three months ended September 30, 2023 and 2022, approximately 8.5 million and 6.0 million, respectively, of potentially dilutive shares were excluded from the computation of diluted earnings per share due to their anti-dilutive effect. For the nine months ended September 30, 2023 and 2022, approximately 7.0 million and 5.2 million, respectively, of potentially dilutive shares were excluded from the computation of diluted earnings per share due to their anti-dilutive effect.

Subsequent Events - The Company’s management reviewed all material events through the date of these unaudited condensed consolidated financial statements. See Note 8 - Subsequent Events.

Recent Accounting Pronouncements - There are no recently issued accounting standards updates that are currently expected to have a material impact on the Company.

3. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following components (in thousands):

	September 30, 2023	December 31, 2022
Accrued research and development	$735	$1,337
Accrued legal, regulatory, professional and other	549	437
Accrued payroll and bonuses	443	748
Operating lease liability - current	88	116
Accrued liabilities due to related party	65	86
Total accrued expenses and other current liabilities	$1,880	$2,724

Additionally, accounts payable includes $64,000 as of September 30, 2023 and December 31, 2022, respectively, for related party payables.

4. Warrants

Liability Classified Warrants

The Company uses the Black-Scholes option pricing model (BSM) to determine the fair value of its warrants at the date of issue and outstanding at each reporting date. The risk-free interest rate assumption is based upon observed interest rates on zero coupon U.S. Treasury bonds linearly interpolated to obtain a maturity period commensurate with the term of the warrants. Estimated volatility is a measure of the amount by which the Company's stock price is expected to fluctuate each year during the expected life of the warrants. Only the volatility of the Company's own stock is used in the Black-Scholes option pricing model.

The assumptions used in determining the fair value of the Company's outstanding liability classified warrants are as follows:

	September 30, 2023	December 31, 2022
Risk-free interest rate	5.1% to 5.6%	4.2% to 4.8%
Volatility	69.1% to 89.8%	63.1% to 76.3%
Expected life (years)	0.2 to 1.9	0.1 to 2.6
Dividend yield	—%	—%

A summary of the Company's liability classified warrant activity during the nine months ended September 30, 2023 and related information follows:

	Number of Shares	Range of Warrant Exercise		Weighted Average	Weighted Average Remaining Contractual
	Under Warrant	Price per Share		Exercise Price	Life (Years)
Balance at January 1, 2023	2,656,296	$6.30	$16.80	$9.49	1.7
Expired warrants	(384,415)	$13.92	$16.80	$16.22	—
Balance at September 30, 2023	2,271,881	$6.30	$12.12	$8.26	1.1
Exercisable at September 30, 2023	2,271,881	$6.30	$12.12	$8.26	1.1

For a summary of the changes in fair value associated with the Company's warrant liability for the nine months ended September 30, 2023, see Note 2 - Basis of presentation, principles of consolidation and significant accounting policies - Fair Value of Financial Instruments.

Equity Classified Warrants

In August 2023, the Company granted equity-classified warrants to purchase up to 100,000 shares of Company common stock with a five-year term and an exercise price of $0.62. The warrants vest based on performance of certain services. As of September 30, 2023, no related vesting criteria were met.

In June 2023, the Company granted equity-classified warrants to purchase 150,000 shares of common stock with a ten-year term and an exercise price of $0.60 vesting annually over four years while services are being performed.

At September 30, 2023, the Company had 896,501 equity classified warrants outstanding and 424,084 warrants were exercisable. At December 31, 2022, the Company had 646,501 equity classified warrants outstanding and 400,859 warrants were exercisable.

The Company recorded stock compensation expense for the non-employee consulting agreements of $50,000 and $232,000 for the three months ended September 30, 2023 and 2022, respectively, and $142,000 and $398,000 for the nine months ended September 30, 2023 and 2022, respectively. At September 30, 2023, there was $446,000 of unrecognized stock compensation expense related to the Company's equity classified warrants.

5. Equity

Lincoln Park Equity Line

During the nine months ended September 30, 2023, pursuant to the 2021 Lincoln Park purchase agreement, the Company issued to Lincoln Park 225,568 shares of common stock for gross proceeds of $0.2 million. The 2021 Lincoln Park Agreement, which has $19.8 million available as of September 30, 2023, terminates in June 2024.

Other Components of Equity

In March 2023, the Company and WPD Pharmaceuticals (WPD) agreed to terminate the WPD Agreement (defined below). Pursuant to the termination, the Company agreed to pay WPD (or its designees) $700,000 in cash and shares of its common stock valued at $800,000. In March 2023, the Company issued 822,115 shares of common stock to WPD (or its designee) as part of satisfying this commitment. See Note 7 - Commitments and Contingencies. In addition, during the nine months ended September 30, 2023, the Company issued 134,933 shares of common stock related to the vesting of restricted stock units.

Stock-Based Compensation and Outstanding Awards

The 2015 Stock Plan provides for the grant of stock options, stock awards, stock unit awards, and stock appreciation rights to employees, non-employee directors and consultants. In May 2023 and 2022, the 2015 Stock Plan (the Plan) was amended to authorize an additional 1,750,000 shares and 2,000,000 shares, respectively, such that 5,500,000 total shares may be issued under the Plan. As of September 30, 2023, there were 27,752 shares remaining to be issued under the 2015 Stock Plan.

Stock-based compensation expense for the three and nine months ended September 30, 2023 and 2022, respectively, is as follows (table in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
General and administrative	$346	$378	$1,094	$1,089
Research and development	147	321	411	651
Total stock-based compensation expense	$493	$699	$1,505	$1,740

During the nine months ended September 30, 2023, the Company granted 1,496,000 stock options with a weighted average fair value of $0.49 per share and 979,376 shares of restricted stock units with a weighted average fair value of $0.60 per share. These stock options have a weighted average exercise price of $0.60 and vest over a one to four year period from the grant date on a straight-line basis over the requisite service period. The restricted stock units vest annually in four equal installments.

6. Income Taxes

Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company does not expect to pay any significant federal, state, or foreign income taxes in 2023 as a result of the losses recorded during the three and nine months ended September 30, 2023 and the additional losses expected for the remainder of 2023 and cumulative net operating loss carryforwards. Accounting standards require the consideration of a valuation allowance for deferred tax assets if it is “more likely than not” that some component or all of the benefits of deferred tax assets will not be realized. As a result, as of September 30, 2023 and December 31, 2022 the Company maintained a full valuation allowance for all deferred tax assets.

The Company recorded no income tax provision for the three and nine months ended September 30, 2023 and 2022, respectively. The effective tax rate for the nine months ended September 30, 2023 and 2022 is nil. The income tax rates vary from the federal and state statutory rates primarily due to the change in fair value of the stock warrants, Internal Revenue Code Section 162(m) limitations and ISO activity, as well as the valuation allowances on the Company’s deferred tax assets. The Company estimates its annual effective tax rate at the end of each quarterly period. Jurisdictions with a projected loss for the year where no tax benefit can be recognized due to the valuation allowance could result in a higher or lower effective tax rate during a particular quarter depending on the mix and timing of actual earnings versus annual projections.

7. Commitments and Contingencies

In addition to the commitments and contingencies described elsewhere in these notes, see below for a discussion of the Company's commitments and contingencies as of September 30, 2023.

Lease Obligations Payable

The following summarizes quantitative information about the Company's operating leases for the three and nine months ended September 30, 2023 and 2022, respectively (table in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Lease cost:
Operating lease cost	$34	$33	$99	$91
Variable lease cost	5	7	19	22
Total	$39	$40	$118	$113

In September 2023, the Company executed an amendment to extend the corporate office lease until August 31, 2029, with an option to renew. The Company is required to remit base monthly rent of approximately $4,700 which will increase at an average approximate rate of 2% each year. The Company is also required to pay additional rent in the form of its pro-rata share of certain specified operating expenses of the building.

In June 2022, the Company extended the lab lease until September 30, 2027, with no further right or option to renew. The Company recorded approximately $12,000 in sublease income from a related party for the three months ended September 30, 2023 and 2022, respectively, and $37,000 and $32,000 for the nine months ended September 30, 2023 and 2022, respectively. Sublease income is recorded as other income, net on the Company's condensed consolidated statement of operations and comprehensive loss. Operating cash flows from operating leases was $34,000 and $21,000 for the three months ended September 30, 2023 and 2022, respectively, and $109,000 and $91,000 for the nine months ended September 30, 2023 and 2022, respectively.

Licenses

MD Anderson - Total expenses related to the Company's license agreements with MD Anderson were $64,000 and $56,000 for the three months ended September 30, 2023 and 2022, respectively, and $193,000 and $189,000 for the nine months ended September 30, 2023 and 2022, respectively.

HPI - The Company has two agreements with a related party, Houston Pharmaceuticals, Inc. (HPI) with total expenses of $59,000 for each of the three months ended September 30, 2023 and 2022, respectively, and $176,000 for the nine months ended September 30, 2023 and 2022, respectively.

Sponsored Research Agreements - In October 2023, the Company entered into an amendment to the Sponsored Research Agreement with MD Anderson for total payments of $0.8 million to support the continuation of the project through December 31, 2025. In addition, the Company also has Sponsored Research Agreements with other universities, one in the US and one in Europe. The expenses recognized under the agreements were $221,000 and $315,000 for the three months ended September 30, 2023 and 2022, respectively, and $552,000 and $815,000 for the nine months ended September 30, 2023 and 2022, respectively.

License Terminations

The Company was party to a sublicense agreement with WPD, pursuant to which it sublicensed to WPD certain intellectual property rights, including rights to Annamycin, its WP1122 portfolio, and its WP1066 portfolio (as amended, the “WPD Agreement”). WPD is affiliated with Dr. Waldemar Priebe, the Company's founder. In March 2023, the Company and WPD agreed to terminate the WPD Agreement and agreed to pay WPD (or its designee) $700,000 in cash and shares of its common stock valued at $800,000. In March 2023, the Company issued 822,115 shares of common stock to WPD's designee as part of satisfying this commitment. With the termination of the WPD Agreement, the Company now has acquired the rights in certain territories previously sub-licensed to WPD to all of its licensed intellectual property, other than the rights related to non-human animals. Additionally, the Company acquired the in-process research and development that WPD has created during the term of the agreement.

In February 2022, the Company and Exploration Invest Pte Ltd. (Exploration) entered into a license termination agreement pursuant to which the Company agreed to pay Exploration $400,000 to terminate certain License Agreements and extend confidentiality requirements until the 10-year anniversary of the license termination agreement. Total expenses, reflected in research and development expenses, related to the Company's license terminations were $1.5 million and $0.4 million for the three and nine months ended September 30, 2023 and 2022, respectively.

8. Subsequent Events

In addition to the subsequent events discussed elsewhere in these notes, no other subsequent events were noted as occurring after September 30, 2023.

Moleculin Biotech, Inc.

14,089,672 Shares of Common Stock
Issuable upon Exercise of Outstanding Warrants

PROSPECTUS

February 12, 2024

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.